

2022
PROXY STATEMENT

APRIL 21, 2022



LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,

As New York City emerges stronger than ever, we are incredibly proud to be on the front lines of the city's resilience. SL Green has been an integral force pushing the City's advancement in numerous ways, from precipitating the long-awaited revival of East Midtown with the introduction of One Vanderbilt's sustainable office space and extensive transit improvements, to continuing to address food insecurity through Food1st, in partnership with Chef Daniel Boulud and local New York City restaurants. Despite the lingering impacts of the pandemic, the entire SL Green team has been 100% in the office since June 2020, maintaining their focus on building long-term value, which benefits our stockholders, our tenants, our employees, and our community.

Stockholder feedback is central to the Board's decision process and has been fundamental in evolving the company's governance. Following director engagement with many of SL Green's top stockholders in the fall and winter of 2021, in March 2022 we welcomed Carol N. Brown as an Independent Director to SL Green's Board of Directors, adding diversity of background, experience and skills. Ms. Brown brings with her decades of talent and experience in the areas of land use planning, real estate transactions and law. Additionally, the Compensation Committee responded to stockholder feedback by reaffirming our commitment to the pre-pandemic, performance-based executive compensation structure, which stockholders have supported given its strong alignment with their interests.

Our focus on sustainability and green initiatives has been leading-edge since we formed the team dedicated to these efforts 15 years ago. Now, One Vanderbilt represents the next generation of development and has been recognized as the most sustainable commercial building in New York City, with Urban Land Institute New York's "Award for Excellence in Development." It is also on track to be the first large-scale development project in New York City to achieve WELL Platinum certification for its focus on the wellbeing of the thousands of people who work in the building. We are also excited for SL Green's next chapter of sustainable development at One Madison, which will incorporate and expand on all the lessons learned from our prior developments.

We continue to meet stakeholder demand for enhanced transparency of our ESG program. This year, we disclosed our approach to climate risk management by publishing our first stand-alone TCFD report, addressing climate resilience. Our status as an industry leader in ESG is validated by our performance on GRESB, where we achieved a 5-Star Rating, marking us as one of the most sustainable real estate companies globally, and have received the ENERGY STAR Partner of the Year Sustained Excellence award, achieved by less than one percent of the 16,000 U.S. EPA partners.

The SL Green board has worked tirelessly alongside the entire SL Green executive team to emerge from the tumult of the last two years with a stronger, more resilient portfolio and we remain committed to employing business strategies in a responsible way that deliver the most value to our stockholders.

Sincerely,

John H. Alschuler
Lead Independent Director

Betsy S. Atkins
Independent Director

Carol N. Brown
Independent Director

Edwin T. Burton, III
Independent Director

Lauren B. Dillard
Independent Director

Stephen L. Green
Director

Craig M. Hatkoff
Independent Director

Marc Holliday
Chairman of the Board of Directors
and Chief Executive Officer

John S. Levy
Independent Director

Andrew W. Mathias
President and Director

BOARD RESPONSIVENESS IN 2021

Over the last few years, our Compensation Committee has embarked on **a robust stockholder outreach** program. That feedback has served as a **key input** to compensation **design and structural upgrades** implemented since 2018. The success of the engagement program is evidenced by the **significant changes** adopted as a direct result of the feedback received, and the **significant increase in stockholder support** in 2019 and 2020.

The Committee was disappointed by the 2021 advisory vote on executive compensation ("Say on Pay") but remains committed to understanding stockholder sentiment. In response, the Committee reached out to investors **several months earlier** than in prior years to ensure that any actionable feedback received could be **better incorporated** into Compensation Committee **discussions and decisions for 2022** and beyond.

In the fall and winter of 2021, we contacted stockholders collectively representing **65% of outstanding shares**, and had **substantive conversations** with stockholders representing **50% of outstanding shares**. Directors participated in **several stockholder discussions**, as well as in conversations with both proxy advisors. The majority of calls were led by the **Chairs** of the **Compensation** or **Nominating and Corporate Governance** committees.

Offered Engagement with approximately	Direct one-on-one discussions with approximately	Directors participated in calls with stockholders representing approximately
65% of Outstanding Shares	**50%** of Outstanding Shares	**36%** of Outstanding Shares

The table below summarizes the feedback received during the post-2021 annual meeting outreach and actions taken in response:

Feedback Theme	Specific Topics	Stockholder Feedback ("What We Heard")	Action ("What We Did")
Executive Compensation	Overall Compensation Philosophy	Stockholders support our pre-pandemic compensation structure that focused on performance-based pay elements	The Compensation Committee has reaffirmed its commitment to our pre-pandemic compensation structure
	2021 Vote Discussion	Stockholders who voted against Say on Pay in 2021 consistently indicated they did so primarily because they disagreed with the isolated decision to grant additional time-based equity	2021 compensation is approximately 90% at-risk for all of our named executive officers, and performance-based incentives are in line with pre-pandemic percentages
	Approach to Future Pandemic-Related Business Disruption	Stockholders who voted against Say on Pay in 2021 wanted to understand the Compensation Committee's approach to incentive compensation, in light of the unpredictability of the COVID-19 virus	The Committee and Board agree that in a similarly highly disruptive event to the business, feedback from stockholder engagement and discussions with proxy advisors will inform the approach taken with respect to the treatment of incentive compensation
	Design of compensation program	Stockholders confirmed strong support for actions taken since 2018 to simplify the pay elements and strengthen the alignment of pay and performance	Executives' employment agreements renewed at the end of 2021 were substantially identical to the agreements redesigned in 2018, further confirming the Compensation Committee's commitment to our pre-pandemic compensation structure
Corporate Governance	Board racial/ethnic diversity	Stockholders requested the addition of qualified directors who would enhance the racial/ethnic diversity on the Board	Appointed Carol N. Brown, a law professor with expertise in real estate law, to the SLG Board effective March 4, 2022
	Board succession planning	Stockholders requested disclosure of Board succession planning	Terminating retainer for Chairman Emeritus effective December 31, 2023, with interim reductions commencing January 1, 2022; Planned retirement of Director John Levy at 2023 annual meeting of stockholders
	Director-by-director skills matrix	Stockholders encouraged the inclusion of a director-by-director skills matrix instead of aggregate board skills matrix	Enhanced disclosure of board skills by including a director-by-director skills matrix in the 2022 proxy statement
ESG	ESG Disclosure	Stockholders commended our "spot on" disclosure as being "industry-leading"	Published 2021 ESG report in accordance with GRI, CDP, GRESB, SASB, TCFD frameworks, and UN SDG guidelines and first standalone TCFD Report

2022 PROXY STATEMENT HIGHLIGHTS

ROADMAP OF VOTING MATTERS

1 ### Election of Directors

- The Board, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated 10 directors for re-election to serve until the 2023 annual meeting of stockholders and until their successors are duly elected and qualify.

John H. Alschuler	Lauren B. Dillard	Marc Holliday
Betsy S. Atkins	Stephen L. Green	John S. Levy
Carol N. Brown	Craig M. Hatkoff	Andrew W. Mathias
Edwin T. Burton, III		

- Our nominees represent a Board that has a diversity of knowledge, skills and experience, as well as diversity of age, gender and outlook.
- Each nominee has key skills that we believe are valuable to the effective oversight of the Company and the execution of our strategy.



The Board recommends a vote **FOR** each Nominee.
SEE PAGE 9 ▶

2 ### Advisory Approval of Executive Compensation

- At the heart of our executive compensation philosophy is a commitment to variable, incentive-based pay that strives to align stockholder value with the economic interests of our management team.
- We believe that our executive compensation programs provide appropriate performance-based incentives to attract and retain leadership talent in the highly competitive New York City real estate market, to align management and stockholder interests and to continue to drive our long-term track record of superior return to stockholders.



The Board recommends a vote **FOR** this proposal.
SEE PAGE 41 ▶

3 ### Ratification of Independent Registered Public Accounting Firm

- The Audit Committee of the Board has appointed the accounting firm of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2022.
- The Audit Committee and the Board believe that the continued appointment of Ernst & Young LLP is in the best interest of the Company and its stockholders.



The Board recommends a vote **FOR** this proposal.
SEE PAGE 78 ▶

4 ### Approval of our Fifth Amended and Restated 2005 Stock Option and Incentive Plan

- On April 21, 2022, the Board voted to amend and restate our Fourth Amended and Restated 2005 Stock Option and Incentive Plan (the "Fourth Amended 2005 Plan") to increase the number of shares available for issuance.
- The number of additional shares requested under our Fifth Amended and Restated 2005 Stock Option and Incentive Plan (the "Fifth Amended 2005 Plan") is reasonable: 5,180,000 fungible units is equal to 2,000,000 full value awards.
- We believe that having an equity plan in place with a sufficient number of shares is critical to our ability to attract, retain and motivate employees in a highly competitive marketplace and ensure that our executive compensation is structured in a manner to align our executives' interests with our stockholders.



The Board recommends a vote **FOR** this proposal.
SEE PAGE 80 ▶

BUSINESS OVERVIEW AND HIGHLIGHTS

Our Mission

SL Green Realty Corp. is a self-managed real estate investment trust, or REIT, engaged in the acquisition, development, repositioning, ownership, management and operation of commercial and residential real estate properties, principally office properties, located in the New York metropolitan area, principally in Manhattan, a borough of New York City.

Who We Are[1]

$1.4 Billion
Combined Revenues

#1
Owner of Office Property in Manhattan

34.9 Million
Total Square Feet[2]

$15.3 Billion
Enterprise Value

Stock Repurchase Activity Demonstrates Continued Confidence in SLG's Long-Term Value

Aggregate of $3.4B share repurchases representing:

40.1 million
shares[3]

38.33%
of Outstanding Shares[4]

We differentiate ourselves from our peers and competitors in key ways:

Active, Responsible and Engaged Business Strategy

- SLG does not subscribe to a traditional "buy and hold" strategy and is a very active transaction-oriented company
- We are focused, principally, on the Manhattan market where we have significant experience and valuable insights
- We consider sustainability as a value driver and are committed to maintaining our ESG industry leadership by further reducing our environmental impact
- We execute more transactions than many of our competitors over a much longer, multi-year period
- Accordingly, we frequently capitalize on opportunities in the market, maximizing returns

Value Creation Through All Economic Cycles

- Our long-term investment strategy and intimate knowledge of Manhattan allows us the ability to source transactions with superior risk adjusted returns by capturing off-market opportunities
- The strength of our strategy is evidenced by our ability to not only continue to pay our ordinary dividend throughout the pandemic, but to increase dividends
- SLG increased its annualized dividend by 2.8% in 2021 and 2.5% in 2022 to $3.73 per share, marking the eleventh consecutive annual increase
- Additionally, following the brief suspension of our stock repurchase program early in the pandemic, we restarted the program in May 2020 and have completed approximately $882.0 million of repurchases and operating partnership unit redemptions since that time, bringing total repurchases and redemptions to approximately $3.4 billion. Our buyback program reflects the Board's and management's confidence in the Company's prospects for the future

---

[1]   Data as of 12/31/2021.

[2]   Includes debt and preferred equity investments and suburban properties.

[3]   Inclusive of OP unit redemptions as of 3/31/2022.

[4]   Based on shares repurchased and OP units redeemed under the current $3.5B share repurchase program as of 3/31/2022 as a percentage of shares and OP units outstanding as of 6/30/16, just prior to approval and announcement of the plan. Not adjusted for capital change.

STOCKHOLDER-FRIENDLY CORPORATE GOVERNANCE & INDEPENDENT OVERSIGHT

SL Green has a history of strong corporate governance and stockholder-friendly practices.



Diversity

Our Board has a diversity of knowledge, skills and experience, as well as diversity of age, gender and outlook

43%
of our independent Board members are diverse, including gender and racial/ethnic diversity



Experience

Our Board members have broad experience serving on public boards in industries relevant to the Company

60%
of our Board currently serve or have served on the Boards of other publicly traded companies



Leadership

Our Board members have strong leadership backgrounds, holding CEO, CFO or other executive positions

90%
of our Board currently serve or have served as CEO or in senior leadership positions

Annual Director Elections

Our directors are elected for one-year terms.

Majority Vote Standard with Director Resignation Policy

In an uncontested election (as is the case for this annual meeting), our bylaws provide that a majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board.

Further, we have adopted a director resignation policy for directors who fail to receive majority support.



Stockholder Amendments to Bylaws

We provide stockholders the right to amend our bylaws by a majority vote without any ownership or holding period limitations.

Proxy Access



A stockholder (or a group of up to 20 stockholders) owning 3% or more of outstanding common stock continuously for at least 3 years may nominate, and include in our proxy materials, director candidates constituting up to the greater of two individuals or 20% of the Board, if the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws.

Compensation Program Highlights

Simplified Pay Elements with Continued Emphasis on At-Risk Compensation

Updated in recent years and aligned with stockholder feedback, our compensation structure now includes just four pay elements:

	Pay Element	Key Characteristics
FIXED	**Annual Base Salary**	Represents the only fixed component
AT-RISK	**Annual Cash Bonus**	Determined 100% formulaically for both our CEO and President based on weightings that directly correspond to our strategy
	Performance-Based Equity Awards	Awards are 50% based on performance against annual operating goals, subject to a modifier based on absolute TSR over a three-year performance period. Awards are 50% based on relative TSR over a three-year performance period
	Time-Based Equity Awards	Multi-year time-based equity awards that vest based on continued service, and are subject to a no-sell restriction for three years after grant date

Reaffirmed Commitment to Performance-Based Executive Compensation Philosophy

In direct response to stockholder feedback received during our 2021 fall and winter outreach to stockholders, the Compensation Committee has reaffirmed its commitment to our pre-pandemic executive compensation structure. At the heart of our executive compensation philosophy is a commitment to variable, incentive-based pay that aligns stockholder value with the economic interests of our management team. For 2021, approximately 72% of our CEO's compensation and approximately 64% of the annual compensation paid to our other named executive officers was in the form of multi-year time-based and performance-based equity grants.

Majority of 2021 Pay at Risk



ESG HIGHLIGHTS



ESG Oversight & Business Integration

- ESG program oversight by the full Board, reflective of the program's cross-departmental integration and importance to the Company's long-term strategic plan
- ESG program's internal execution team is cross-functional with executive-level participation, including SL Green's Chief Operating Officer, SVP, Director of Sustainability & Hospitality, and SVP of Human Resources
- ESG platform is integrated throughout SL Green's business, which has led to effective risk-management practices that influence corporate strategy and decision-making

Our disclosures are in line with the GRI, CDP, GRESB, SASB, and TCFD reporting frameworks and UN SDG guidelines

- SASB Disclosures since 2020, consistent with data reported to GRESB
- TCFD signatory in 2021 along with issuance of first formal TCFD report
- Annual ESG Report in accordance with GRI standards framework and CRE supplement
- Third-party assurance of environmental performance data

Key ESG Achievements



SUSTAINALYTICS

ESG Risk Rating Top 15% of Most Favorable 2019–2021



GRESB

Green Star 2019–2021
"A" Rating on Public Disclosure 2017–2021



FTSE4Good

FTSE4Good Index Constituent 2020–2021



Dow Jones Sustainability Indexes

91st Percentile among Global Peers Assessed



REFINITIV

Top 25% of all Residential & Commercial REITs



STATE STREET GLOBAL ADVISORS

R-Factor™ Score Outperformer 2020–2021



Urban Land Institute

One Vanderbilt - 2021 ULI New York Award for Excellence in Development



One Vanderbilt — Only building worldwide to achieve LEED v3 Platinum and v4 Gold simultaneously

COMMERCIAL OBSERVER

One Vanderbilt – Smart Building of the Year



ENERGY STAR AWARD 2020 PARTNER OF THE YEAR Sustained Excellence

Partner of the Year 2015–2016, 2018–2021
Sustained Excellence 2018–2021



GREEN LEASE LEADER

Gold Level 2020



NYC Service

Changemaker Award 2018–2021



SL GREEN REALTY CORP.
One Vanderbilt Avenue
New York, New York 10017-3852

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date & Time
June 1, 2022
10:00 AM, Eastern Time

Location
The auditorium at One Vanderbilt Avenue, New York, New York

Record Date
March 31, 2022

Dear Stockholder:

You are invited to attend the 2022 annual meeting of stockholders of SL Green Realty Corp., a Maryland corporation, which will be held on June 1, 2022 at 10:00 a.m., Eastern Time in the auditorium at One Vanderbilt Avenue, New York, New York. We strongly encourage you to vote your shares by proxy prior to the annual meeting.

Items of Business - the annual meeting will be held for the following purposes:

1

To elect the ten director nominees named in the proxy statement to serve on the Board of Directors for a one-year term and until their successors are duly elected and qualify
PAGE 9 ▶

 Vote **FOR**

2

To hold an advisory vote on executive compensation
PAGE 41 ▶

 Vote **FOR**

3

To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022
PAGE 78 ▶

 Vote **FOR**

4

To approve the Fifth Amended and Restated 2005 Stock Option and Incentive Plan
PAGE 80 ▶

 Vote **FOR**

In addition, stockholders may be asked to consider and vote upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the annual meeting on the date specified above, or on any date or dates to which the annual meeting may be adjourned, or to which the annual meeting may be postponed.

The Board of Directors has fixed the close of business on March 31, 2022 as the record date for determining the stockholders entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

By Order of the Board of Directors,

Andrew Levine

Andrew S. Levine
Secretary
New York, New York
April 21, 2022

Important Notice Regarding the Availability of Proxy Materials for the Annual Stockholder Meeting to be Held on June 1, 2022. This proxy statement and our 2021 Annual Report to Stockholders are available at http://www.proxyvote.com

Voting

Your vote is very important to us. Please vote as soon as possible by one of the methods shown below:

 **By Internet**
Visit
www.proxyvote.com

 **By Telephone**
Call 1-800-454-8683

 **By Tablet or Smartphone**
Scan this QR code to vote with your mobile device

Whether or not you plan to attend the annual meeting, please carefully read the proxy statement and other proxy materials and complete a proxy for your shares as soon as possible. You may authorize your proxy via the Internet or by telephone by following the instructions on the website indicated in the Notice of Internet Availability of Proxy Materials that you received in the mail. You also may request a paper or an e-mail copy of our proxy materials and a paper proxy card at any time. If you attend the annual meeting, you may vote during the annual meeting if you wish, even if you previously have signed and returned your proxy card. Please note that if your shares are held of record by a bank, broker or other nominee, please follow the instructions you receive from your bank, broker or other nominee to have your shares voted.

TABLE OF CONTENTS

OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

PROPOSAL 1

ELECTION OF DIRECTORS

The Board, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated 10 directors for election to serve until the 2023 annual meeting of stockholders and until their successors are duly elected and qualify.

- John H. Alschuler
- Betsy S. Atkins
- Carol N. Brown
- Edwin T. Burton, III
- Lauren B. Dillard
- Stephen L. Green
- Craig M. Hatkoff
- Marc Holliday
- John S. Levy
- Andrew W. Mathias

Each of the nominees is currently serving as a director, and has consented to being named in this proxy statement and to serve as a director if elected. However, if any of the nominees is unable to accept election, proxies voted in favor of such nominee will be voted for the election of such other person as the Board nominates or the Board may reduce the size of the Board.

Majority Voting Standard

A majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee, with abstentions and broker non-votes not counted as a vote cast either "for" or "against" a nominee. For more information on the operation of our majority voting standard in director elections, see the section entitled "Our Board of Directors and Corporate Governance—Corporate Governance—Majority Voting Standard and Director Resignation Policy."

The Board unanimously recommends a vote "FOR" the election of Messrs. Alschuler, Burton, Green, Hatkoff, Holliday, Levy and Mathias and Mses. Atkins, Brown and Dillard.



INFORMATION REGARDING THE DIRECTOR NOMINEES

The following table, matrix and biographical descriptions set forth certain information with respect to the nominees for election as directors at the 2022 annual meeting, based upon information furnished by each director.

Name	Other Current Public Board Directorships	Age	Independent	Director Since	Committee Memberships			
					AC	CC	NCGC	EC
John H. Alschuler	• Xenia Hotels and Resorts • The Macerich Company	74	✓	1997			**M**	**M**
Betsy S. Atkins	• Wynn Resorts Ltd.	68	✓	2015	**M**		**M**	
Carol N. Brown		52	✓	2022			**M**	
Edwin T. Burton, III		79	✓	1997	**C**	**M**		
Lauren B. Dillard		46	✓	2016	**M**	**C**		
Stephen L. Green		84		1997				**M**
Craig M. Hatkoff	• Jaguar Global Growth Corporation I	68	✓	2011	**M**		**C**	
Marc Holliday		55		2001				**C**
John S. Levy		86	✓	1997			**M**	**M**
Andrew W. Mathias		48		2014				

C = Chair   **AC** = Audit Committee   **NCGC** = Nominating and Corporate Governance Committee

M = Member   **CC** = Compensation Committee   **EC** = Executive Committee

The matrix below represents some of the key skills that our Board has identified as particularly valuable to the effective oversight of the Company and the execution of our strategy. This matrix highlights the depth and breadth of skills of our directors.

Skills, Experiences and Attributes	Alschuler	Atkins	Brown	Burton, III	Dillard	Green	Hatkoff	Holliday	Levy	Mathias
Executive Leadership	✓	✓		✓	✓	✓	✓	✓	✓	✓
Finance/Capital Markets	✓	✓		✓	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Board Service/Corporate Governance	✓	✓		✓	✓		✓		✓	
REIT/Real Estate Industry	✓		✓		✓	✓	✓	✓		✓
Experience Over Several Business Cycles	✓	✓		✓	✓	✓	✓	✓	✓	✓
Talent Management	✓				✓	✓	✓	✓	✓	✓
Academia	✓		✓	✓			✓			
Accounting		✓		✓	✓		✓			
Government/Regulatory Experience	✓		✓			✓		✓		✓
Technology/Cybersecurity		✓	✓		✓		✓			
Diversity		✓	✓		✓					

Our Board currently includes three female directors, including one racially/ethnically diverse director.

Director Nominees



JOHN H. ALSCHULER

Lead Independent Director

Director Since: **1997**

Age: **74**

SL Green
Board Service

- **Nominating and Corporate Governance Committee**
- **Executive Committee**

Mr. Alschuler's achievements in academia and business, as well as his extensive knowledge of commercial real estate, New York City's economy, commercial and other markets in New York City and national and international markets for real estate, and his expertise in inter-governmental relations, allow him to assess the real estate market and the Company's business from a knowledgeable and informed perspective, from which he provides valuable insights into the Company's business.

Professional Experience

- Executive Chair of Therme North America, an entity which designs, builds and operates large scale well-being facilities, since 2022
- Chair of HR&A Advisors Inc., an economic development, real-estate and public policy consulting organization, from 2008 to 2021
- Adjunct Associate Professor, Graduate School of Architecture, Planning & Preservation at Columbia University, teaching real estate development
- Board of Directors of the Center for an Urban Future, Friends of the High Line Inc., and the Sag Harbor Cinema Arts Center, each a 501(c)(3) tax-exempt organization
- B.A. degree from Wesleyan University and Ed.D. degree from the University of Massachusetts at Amherst

Other Public Board Directorships

- Xenia Hotels and Resorts, Inc. since 2015
- The Macerich Company since 2015

Skills, Experiences and Attributes

 Executive Leadership

 Finance/Capital Markets

 Risk Management

 Public Company Board Service/Corporate Governance

 REIT/Real Estate Industry

 Experience Over Several Business Cycles

 Talent Management

 Academia

 Government/Regulatory Experience



BETSY S. ATKINS

Independent Director

Director Since: **2015**

Age: **68**

SL Green
Board Service

- **Audit Committee**
- **Nominating
  and Corporate
  Governance
  Committee**

Ms. Atkins has deep expertise in many areas, including executive leadership and operational experience in various technology, durable goods, energy efficiency infrastructure and retail industries, as well as significant public board experience, which gives her broad experience and thought leadership in corporate governance matters generally, including executive compensation and evolving best practices in sustainability and enterprise risk management.

Professional Experience

- Chief Executive Officer of Baja Corp, an independent venture capital firm focused on technology, renewable energy and life sciences industries, since 1994
- Chief Executive Officer and Chairman of the Board of Directors of Clear Standards, Inc., a provider of energy management solutions, from February 2009 to August 2009, when Clear Standards was acquired by SAP AG, a business software company
- Chairman and Chief Executive Officer of NCI, Inc., a functional food/nutraceutical company, from 1991 to 1993
- Co-founded Ascend Communications, Inc. in 1989, member of its Board of Directors and Executive Vice President of sales, marketing, professional services and international operations prior to its acquisition by Lucent Technologies
- Formerly an advisor to SAP SE, an advisor to British Telecom and a presidential-appointee to the Pension Benefit Guaranty Corporation advisory committee
- Former member of the Board of Directors of Covetrus, Inc., February 2019 to September 2019; Schneider Electric, SA, April 2011 to April 2019; Cognizant Technology Solutions Corporation, April 2017 to October 2018; HD Supply, Inc., September 2013 to April 2018; Polycom, Inc., 1999 to April 2016; Darden Restaurants, Inc., October 2014 to September 2015
- B.A. from the University of Massachusetts

Other Public Board Directorships

- Wynn Resorts Ltd. since April 2018

Skills, Experiences and Attributes

 Executive Leadership

 Finance/Capital Markets

 Risk Management

 Public Company Board Service/ Corporate Governance

 Experience Over Several Business Cycles

 Accounting

 Technology/Cybersecurity

 Diversity



CAROL N. BROWN

Independent Director

Director Since: **2022**

Age: **52**

SL Green
Board Service

- **Nominating and Corporate Governance Committee**

Ms. Brown's extensive experience in academia, including teaching and writing in the areas of property, land use planning, real estate transactions, and housing law, bring a unique and valuable perspective to the Board.

Professional Experience

- Professor at the University of Richmond School of Law since 2012, teaching Property Law Survey, Housing Law, Land Use Planning, and Real Estate Transactions
- Former Professor at the University of North Carolina School of Law from 2008 to 2012 and Associate Professor from 2007 to 2008
- Former Associate Professor of Law at the University of Alabama School of Law, and Assistant Professor from 2001 to 2004
- Former Associate at Sirote & Permutt, P.C. in Birmingham, Alabama focusing on general business, real estate, and consumer finance
- Former Associate at McGuire, Woods, Battle & Bootle, L.L.P. in Richmond, Virginia focusing on labor and employment discrimination
- Former Judicial Law Clerk for the Honorable Sharon L. Blackburn, United States District Court, Northern District of Alabama
- B.A. from Duke University and J.D./L.L.M. from Duke University School of Law

Skills, Experiences and Attributes

 Risk Management

 REIT/Real Estate Industry

 Academia

 Government/Regulatory Experience

 Technology/Cybersecurity

 Diversity



EDWIN T. BURTON, III

Independent Director

Director Since: **1997**

Age: **79**

SL Green
Board Service

- **Audit Committee, Chair**
- **Compensation Committee**

In addition to his experience in academia as a seasoned professor of economics, Mr. Burton's extensive skills and experience in corporate governance, financial, compensation and legal matters allow him to provide valuable financial expertise and insights into the Company's business.

Professional Experience

- Professor of Economics at the University of Virginia since 1988; has held teaching positions at York College, Rice University and Cornell University, and has written and lectured extensively in the field of Economics
- Consultant to numerous companies on investment strategy and investment banking
- Member of the Board of Trustees of the Virginia Retirement System for state and local employees of the Commonwealth of Virginia from 1994 to 2001 and then again from 2004 to 2014, and served as its Chairman from 1997 until March 2001
- Senior Vice President, Managing Director and director of Interstate Johnson Lane, Incorporated, an investment banking firm, where he was in charge of the Corporate Finance and Public Finance Divisions from 1994 to 1995
- President of Rothschild Financial Services, Incorporated (a subsidiary of Rothschild, Inc. of North America), an investment banking company headquartered in New York City that is involved in proprietary trading, securities lending and other investment activities from 1987 to 1994
- Consultant to the American Stock Exchange from 1985 to 1986
- Senior vice president with Smith Barney (or its corporate predecessor) from 1976 to 1984
- Member of the Board of Directors of Chase Investors, a privately-held registered investment advisor, since 2004
- Former member of the Board of Directors of Capstar Hotel Company, a publicly-traded hotel company, Virginia National Bank, a publicly-traded commercial bank, and SNL Securities, a private securities data company
- B.A. degree in Economics from Rice University and Ph.D. degree in Economics from Northwestern University

Skills, Experiences and Attributes

 Executive Leadership

 Finance/Capital Markets

 Risk Management

 Public Company Board Service/ Corporate Governance

 Experience Over Several Business Cycles

 Academia

 Accounting



LAUREN B. DILLARD

Independent Director

Director Since: **2016**

Age: **46**

SL Green
Board Service:

- **Audit Committee**
- **Compensation Committee, Chair**

Ms. Dillard's sophisticated understanding of tax, real estate, investment programs, finance, compensation and corporate governance, all viewed through the lens of over fifteen years of global private equity experience and together with her considerable operational expertise, provides the Board and the Company with deep and practical insight on a broad range of matters.

Professional Experience

- Chief Financial Officer and Senior Managing Director of Vista Equity Partners, a leading global investment firm focused exclusively on enterprise software, data and technology-enabled businesses, since April 2022
- Executive Vice President of Investment Intelligence of Nasdaq, Inc., a global technology firm serving the capital markets and other industries, from June 2019 to April 2022
- Managing Director for the Carlyle Group, a global alternative asset manager, from 2011 to May 2019, head of Carlyle's Investment Solutions Group since December 2015 and member of Carlyle's Management Committee; joined Carlyle in 2002
- Chief Operating Officer and Chief Financial Officer of Carlyle's Investment Solutions Group from 2013 to December 2015; former head of Global Tax Department and head of Global Equity Programs; and member of Carlyle's Transaction Team where she played a significant role in transactions, including Carlyle's initial public offering
- Served in the Real Estate and Financial Services Group of the Tax Practice of Arthur Andersen, LLP prior to 2002
- Current Executive Sponsor for the Women's Initiative at Nasdaq, member of the Private Equity Women Investor Network (PEWIN) and other women in finance industry initiatives
- B.S. in business administration from the University of Richmond

Skills, Experiences and Attributes

 Executive Leadership

 Risk Management

 REIT/Real Estate Industry

 Talent Management

 Technology/Cybersecurity

 Finance/Capital Markets

 Public Company Board Service/Corporate Governance

 Experience Over Several Business Cycles

 Accounting

 Diversity

STEPHEN L. GREEN



Director

Director Since: **1997**

Age: **84**

SL Green
Board Service

- **Executive Committee**

In addition to his industry-wide reputation, Mr. Green's extensive skills and experience in real estate, including founding our predecessor, provide him with invaluable knowledge of and expertise in our business and industry. This experience, particularly his experience having led our predecessor and the Company, contributes depth and context to the Board's discussions of the Company's business.

Professional Experience

- Chairman Emeritus at the Company since January 2019
- Chairman of the Board of the Company from 1997 through January 2019
- Former executive officer working in conjunction with our Chief Executive Officer and overseeing the Company's long-term strategic direction; formerly served as our Chief Executive Officer
- Founded our predecessor, S.L. Green Properties, Inc., in 1980; prior to our initial public offering in 1997, Mr. Green was involved in the acquisition of over 50 Manhattan office buildings containing in excess of 10.0 million square feet
- Chairman of the Board of Gramercy Capital Corp. from August 2004 to June 2009
- At-large member of the Executive Committee of the Board of Governors of the Real Estate Board of New York
- Member of the Board of Directors of Streetsquash, Inc., a Section 501(c)(3) tax-exempt organization
- Previously member of the Board of Directors of Stemedica Cell Technologies, Inc., August 2007 to April 2009; Chairman of the Real Estate Board of New York's Tax Committee
- B.A. degree from Hartwick College and J.D. degree from Boston College Law School

Skills, Experiences and Attributes

 Executive Leadership

 Finance/Capital Markets

 Risk Management

 REIT/Real Estate Industry

 Experience Over Several Business Cycles

 Talent Management

 Government/Regulatory Experience



CRAIG M. HATKOFF

Independent Director

Director Since: **2011**

Age: **68**

SL Green
Board Service

- **Audit Committee**
- **Nominating and Corporate Governance Committee, Chair**

Mr. Hatkoff has in-depth expertise and knowledge of real estate, capital markets, finance, private investing, entrepreneurship and executive management through his work with Chemical Bank, Victor Capital Group and Capital Trust. As a result of the foregoing, Mr. Hatkoff provides a unique insight into the financial markets generally, valuation analysis, strategic planning, and unique financing structures and alternatives. He also possesses entrepreneurial, brand marketing, social media, technology and innovation, and senior leadership experience through his private investments and service on the Boards of numerous educational and charitable organizations. Mr. Hatkoff also has extensive Board and Board committee experience at other public companies, including his prior service at Taubman Centers, Inc. and his long-standing service to Capital Trust, Inc., which enables him to provide significant insight as to governance and compliance-related matters particular to real estate companies.

Professional Experience

- Vice Chairman of Capital Trust, Inc., a real estate investment management company that was listed on the New York Stock Exchange, and one of the largest dedicated real estate mezzanine lenders, from 1997 to 2000, and served on its Board of Directors from 1997 to 2010
- Trustee of the New York City School Construction Authority, the agency responsible for the construction of all public schools in New York City, from 2002 to 2005
- Founder and a managing partner of Victor Capital Group, L.P. from 1989 until its acquisition by Capital Trust, Inc. in 1997
- Former co-head of the real estate investment banking unit at Chemical Bank, where he was a pioneer in commercial mortgage securitization
- Co-founder of the Tribeca Film Festival; Chairman of Turtle Pond Publications LLC, which is active in children's publishing and entertainment, and private investor in other entrepreneurial ventures
- Adjunct Professor at Columbia Business School
- Member of the Board of Directors of Mandela Institute for Humanity
- Former member of the Board of Directors of Taubman Centers, Inc., 2004 to January 2019 and Colony Capital, Inc. from February 2019 to February 2021

Other Public Board Directorships

- Jaguar Global Growth Corporation I since February 2022

Skills, Experiences and Attributes

 Executive Leadership

 Risk Management

 REIT/Real Estate Industry

 Talent Management

 Accounting

 Finance/Capital Markets

 Public Company Board Service/ Corporate Governance

 Experience Over Several Business Cycles

 Academia

 Technology/Cybersecurity

MARC HOLLIDAY



Chief Executive Officer and Chairman of the Board

Director Since: **2001**

Age: **55**

SL Green Board Service

- **Executive Committee, Chair**

Mr. Holliday's extensive experience and skills in real estate and finance, as well as his role as Chief Executive Officer of the Company, provide him with valuable knowledge of and expertise in our business and industry. Furthermore, Mr. Holliday's presence on the Board facilitates communication between the Board and the Company's senior management.

Professional Experience

- Chief Executive Officer of the Company since January 2004; Chairman of the Board since January 2019
- Joined the Company as Chief Investment Officer in July 1998; stepped down as President in April 2007 following promotion of Andrew Mathias, current President, to that position
- President and Chief Executive Officer of Gramercy Capital Corp., from August 2004 to October 2008, when Mr. Holliday stepped down
- Managing Director and Head of Direct Originations for New York-based Capital Trust Inc., a mezzanine finance company, where he was in charge of originating direct principal investments for the firm, consisting of mezzanine debt, preferred equity and first mortgages
- Served in various management positions, including Senior Vice President at Capital Trust, Inc.'s predecessor, Victor Capital Group, L.P. from 1991 to 1997
- Member of the Board of Directors of NYRA and executive officer and member of the Board of the Real Estate Board of New York, and a former member of the Board of Directors of Columbia University
- B.S. degree in Business and Finance from Lehigh University in 1988 and M.S. degree in Real Estate Development from Columbia University in 1990

Skills, Experiences and Attributes

 Executive Leadership

 Finance/Capital Markets

 Risk Management

 REIT/Real Estate Industry

 Experience Over Several Business Cycles

 Talent Management

 Government/Regulatory Experience



JOHN S. LEVY

Independent Director

Director Since: **1997**

Age: **86**

SL Green
Board Service

- **Nominating and Corporate Governance Committee**
- **Compensation Committee**

Mr. Levy's extensive skills, experience and sophistication in corporate governance, financial, compensation, legal and commercial matters, including his corporate finance expertise developed at Lehman Brothers, allow him to provide valuable insights into the Company's business and finances.

Professional Experience

- Retired from Lehman Brothers Inc. in 1995; from 1983 to 1995, served as Managing Director and Chief Administrative Officer of the Financial Services Division, Senior Executive Vice President and Co-Director of the International Division and Managing Partner of the Equity Securities Division at Lehman Brothers (or its predecessors)
- Associated with A.G. Becker Incorporated (or its predecessors) from 1960 to 1983, where Mr. Levy served as Managing Director of the Execution Services Division, Vice President-Manager of Institutional and Retail Sales, Manager of the Institutional Sales Division, Manager of the New York Retail Office and a Registered Representative
- B.A. degree from Dartmouth College.

Skills, Experiences and Attributes

 Executive Leadership

 Finance/Capital Markets

 Risk Management

 Public Company Board Service/ Corporate Governance

 Experience Over Several Business Cycles

 Talent Management

ANDREW W. MATHIAS



President

Director Since: **2014**

Age: **48**

Mr. Mathias' extensive experience in real estate, including commercial real estate investment, and in-depth knowledge of the New York City real estate market, as well as his role as President of the Company, provide him with valuable knowledge of our business and industry. Furthermore, Mr. Mathias' presence on the Board facilitates communication between the Board and the Company's senior management.

Professional Experience

- President of the Company since April 2007
- Joined the Company in March 1999 as Vice President and was promoted to Director of Investments in 2002
- Chief Investment Officer of the Company from January 2004 until January 2011
- Chief Investment Officer of Gramercy Capital Corp. from August 2004 to October 2008
- Worked at Capital Trust, Inc. and its predecessor, Victor Capital Group, L.P.
- Worked on the high yield and restructuring desk at Bear Stearns and Co.
- Member of the Board of Directors for the Regional Plan Association, which works to improve the prosperity, infrastructure, sustainability and quality of life of the New York-New Jersey-Connecticut metropolitan region
- B.S. degree in Economics from the Wharton School at the University of Pennsylvania

Skills, Experiences and Attributes

 Executive Leadership

 Finance/Capital Markets

 Risk Management

 REIT/Real Estate Industry

 Experience Over Several Business Cycles

 Talent Management

 Government/Regulatory Experience

Board Refreshment and Diversity

Led by our Nominating and Corporate Governance Committee, the Board engages in ongoing director succession planning, including a focus on refreshing the membership and leadership of the Board and its Committees and enhancing the level of diversity. In January 2019, the leadership of the Board was transitioned from Stephen L. Green, our founder and Chairman of the Board for over 20 years, to Marc Holliday, who also serves as our Chief Executive Officer. Mr. Green continues to serve as a director and as our Chairman Emeritus.

In March 2022, we added Carol N. Brown to our Board as an independent director. With her addition, three of our directors are women, including one racially/ethnically diverse director. We continue seeking to further enhance the diversity of perspectives on the Board, potentially through additional directors that contribute ethnic/racial diversity. As part of our Board succession planning, contingent upon his election at our 2022 annual meeting of stockholders, Mr. Levy will retire from our Board at our 2023 annual meeting of stockholders.

 **Diversity**

Our Board has a diversity of knowledge, skills and experience, as well as diversity of age, gender and outlook

 **43%**
of our independent Board members are diverse, including gender and racial/ ethnic diversity

 **Experience**

Our Board members have broad experience serving on public boards in industries relevant to the Company

 **60%**
of our Board currently serve or have served on the Boards of other publicly traded companies

 **Leadership**

Our Board members have strong corporate leadership backgrounds such as being CEO, CFO or holding other Executive positions

 **90%**
of our Board currently serve or have served as CEO or in senior leadership positions

Identification of Director Candidates

HOW WE IDENTIFY AND CONSIDER DIRECTOR NOMINATIONS

① Identify Potential Candidates

Our Nominating and Corporate Governance Committee solicits and considers suggestions from our directors and management regarding possible nominees. Our Nominating and Corporate Governance Committee also may procure the services of outside sources or third parties to assist in the identification of director candidates. Candidates may also be identified by stockholders.

② In-Depth Committee Review

The Nominating and Corporate Governance Committee:

- Considers experience, qualifications, and diversity, including ethnic/racial diversity
- Meets with candidates and conducts interviews
  - In considering a potential nominee, each member of the Nominating and Corporate Governance Committee has the opportunity to interview potential nominees in person or by telephone and to submit questions to such potential candidate.
- Review independence and potential conflicts

③ Recommend Candidates to Full Board

The Nominating and Corporate Governance Committee presents potential candidates to full Board for open discussion.

④ Review by Full Board

The full Board is responsible for approving potential candidates.

NCGC Director Recruitment Process

Our Nominating and Corporate Governance Committee assists the Board in identifying and reviewing director candidates and recommends director nominees to the Board to be considered for election at our annual meeting of stockholders. Our Nominating and Corporate Governance Committee adopted a written policy on the criteria and process of identifying and reviewing director candidates. Each director candidate must have:

1. education and experience that provides knowledge of business, financial, governmental or legal matters that are relevant to the Company's business or to its status as a publicly owned company;
2. an unblemished reputation for integrity;
3. a reputation for exercising good business judgment; and
4. sufficient available time to be able to fulfill his or her responsibilities as a member of the Board and of any committees to which he or she may be appointed.

The Nominating and Corporate Governance Committee ensures that the potential nominee is not an employee or agent of and does not serve on the board of directors or similar managing body of any of our competitors and determines whether the potential nominee has an interest in any transactions to which we are a party.

In making recommendations to the Board, our Nominating and Corporate Governance Committee also considers such factors as it deems appropriate, in light of the skills, qualifications and background of the Board's current composition and the opportunities and challenges the Board anticipates in the future. Such factors include diversity of perspectives, including with respect to gender, race and ethnicity. The Nominating and Corporate Governance Committee may also consider the following:

- the candidate's industry knowledge and experience;
- any actual or potential conflicts of interest and whether the candidate meets the NYSE independence criteria;
- the extent to which the candidate generally would be a desirable addition to the Board and any committees of the Board;
- qualifications to serve on appropriate Board committees (including financial acumen);
- technological literacy;
- strategic insight;
- ability to introduce the Company to business or other opportunities;
- reputation in the corporate governance community;
- risk management skills; and
- the candidate's knowledge in the area of cybersecurity.

Most recently, the Nominating and Corporate Governance Committee engaged Spencer Stuart to help us identify potential nominees to our Board and requested that Spencer Stuart present diverse candidates in their slate of recommendations, including gender and ethnic/racial diversity. We appointed Carol N. Brown to our Board in March 2022.

Role of Third Party Advisors in Director Recruitment Process

FTI Consulting, Inc., or FTI Consulting, and Spencer Stuart have assisted us in the initial search, screening, interviewing and vetting of potential new directors. FTI Consulting worked closely with our Nominating and Corporate Governance Committee in connection with the additions of Craig Hatkoff in 2011, Betsy S. Atkins in 2015 and Lauren B. Dillard in 2016, and Spencer Stuart worked closely with our Nominating and Corporate Governance Committee in connection with the addition of Carol N. Brown in 2022 (who was initially recommended for consideration by Mr. Burton).

Stockholder Recommendations of Director Candidates

Our Nominating and Corporate Governance Committee may consider director candidates recommended by our stockholders. Our Nominating and Corporate Governance Committee will apply the same standards in considering candidates submitted by stockholders as it does in evaluating all other candidates. Any recommendations by stockholders are to follow the procedures outlined under "Other Information—Other Matters—Stockholder Proposals and Nominations" in this proxy statement and should provide the reasons supporting a candidate's recommendation, the candidate's qualifications and the candidate's written consent to being considered as a director nominee.

BOARD STRUCTURE AND INDEPENDENCE

Board Leadership Structure

The Board currently consists of ten members. The current leadership structure of the Board consists of Marc Holliday, who serves as the Chairman of the Board and our Chief Executive Officer, John Alschuler, who serves as our Lead Independent Director, and the independent directors who serve as Chairs for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board. With over 17 years of experience leading the Company, Mr. Holliday is uniquely qualified to serve as the Chairman of the Board, and the Board believes that Mr. Holliday's combined role as Chairman of the Board and Chief Executive Officer, together with the participation of other members of management and independent directors in its leadership structure, helps promote unified leadership and direction for the Company and the Board while also ensuring appropriate independent oversight of management by the Board.

Lead Independent Director

The Board believes that having a Lead Independent Director improves the overall functioning of the Board and strengthens the ability of the independent directors to effectively exercise independent oversight of management during periods when the Chairman of the Board is not an independent director. The Lead Independent Director is appointed by the independent directors on the Board, and has a number of responsibilities that help facilitate communication among our independent directors and between our independent directors and our Chief Executive Officer and Chairman, and ensure appropriate independent oversight of management by the Board.



JOHN H. ALSCHULER

Lead Independent

Director since 2010

Role of the Lead Independent Director

In addition to presiding at executive sessions of independent directors, the Lead Independent Director has the responsibility to:

1. consult with the Chairman of the Board and Chief Executive Officer as to an appropriate schedule and agenda for each Board meeting, seeking to ensure that the independent directors can perform their duties effectively and responsibly;
2. ensure that the independent directors have adequate resources, especially by way of full, timely and relevant information to support their decision making;
3. advise the Chief Executive Officer and Chairman as to the quality, quantity and timeliness of the information submitted by the Company's management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties;
4. recommend to the Board and the Board Committees the retention of advisers and consultants who report directly to the Board;
5. ensure that independent directors have adequate opportunities to meet and discuss issues in sessions of the independent directors without management present and, as appropriate, call meetings of the Independent Directors;
6. serve as Chairman of the sessions of the independent directors;
7. serve as principal liaison between the independent directors and the Chief Executive Officer and Chairman of the Company and between the independent directors and senior management;
8. communicate to management, as appropriate, the results of private discussions among independent directors;
9. chair the meetings of the Board when the Chairman is not present;
10. with respect to questions and comments directed to the Lead Independent Director or to the independent directors as a group, determine the appropriate means of response, with such consultation with the Chief Executive Officer and Chairman and other directors as the Lead Independent Director may deem appropriate; and
11. perform such other duties as the Board from time to time may delegate.

Board and Committee Self-Evaluations

The Board believes that good governance can only be achieved through rigorous self-evaluation. Each year, our Nominating and Corporate Governance Committee establishes formal self-assessment procedures that are consistent with our Governance Principles, NYSE listing requirements and best practices identified during prior self-evaluations. The Board also engages with stockholders and third party advisers throughout the year to discuss corporate governance practices, and to ensure that the Board and its committees follow practices that are optimal for the Company and its stockholders while also delivering superior total return.

Board Evaluation Process

1

Initiate Process

NCGC establishes Board and committee self-evaluation process, including incorporation of process improvements from previous review cycles

2

Conduct Evaluation

Directors meet to formally discuss the functioning of the Board and any committees on which they serve to identify areas for improvement. Independent directors meet separately with outside counsel.

3

Implement Conclusions

The Board and each committee implement proposed governance improvements with assistance of management and third party advisors, as needed

Director Independence

Our Governance Principles provide that a majority of our directors serving on the Board must be independent as required by the listing standards of the NYSE. In addition, the Board adopted director independence standards that assist the Board in making its determinations with respect to the independence of directors. The Board has reviewed all relevant facts and circumstances and considered all applicable relationships of which the Board had knowledge, between or among the directors and the Company or our management (some of such relationships are described in the section of this proxy statement entitled "Certain Relationships and Related Party Transactions"). Based upon this review, the Board has determined that each of the following directors and director nominees has no direct or indirect material relationship with us and is independent under the listing standards of the NYSE and our director independence standards: Mses. Betsy S. Atkins, Carol N. Brown and Lauren B. Dillard and Messrs. John H. Alschuler, Edwin T. Burton, III, Craig M. Hatkoff and John S. Levy. The Board has determined that Messrs. Stephen L. Green, Marc Holliday and Andrew W. Mathias, our three other directors, are not independent.

Executive Sessions of Non-Management Directors

Our Governance Principles require the non-management directors serving on the Board to meet in an executive session at least annually without the presence of any directors or other persons who are part of our management. In accordance with such requirement, the independent directors meet in executive sessions from time to time on such a basis. The executive sessions are regularly chaired by our Lead Independent Director.

Communications with the Board

We have a process by which stockholders and/or other parties may communicate with the Board, individual directors (including the independent directors) or independent directors as a group. Any such communications may be sent to the Board or any named individual director (including the independent directors), by U.S. mail or overnight delivery and should be directed to Andrew S. Levine, Secretary, at SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852. Mr. Levine forwards all such communications to the intended recipient or recipients. Any such communications may be made anonymously.

Director Attendance

The Board held five meetings during fiscal year 2021, and all directors attended 75% or more of the Board meetings and meetings of the committees on which they served during the periods they served during fiscal year 2021, with the exception of Ms. Atkins who attended 67% of meetings held during 2021. Ms. Atkins's absences were due primarily to an illness in December 2021, which caused her to be unable to attend both a meeting of the Board and a meeting of the Audit Committee held on the same day, as well as emergency family circumstances arising during the course of 2021 that rendered her unable to attend additional meetings of the Audit Committee. Ms. Atkins has a long history of diligent service on not only our Board but also the boards of numerous other public companies. Notwithstanding her absences, Ms. Atkins was an engaged and valuable member of our Board during 2021, and we believe Ms. Atkins's reduced attendance during 2021 to be an anomaly resulting from illness and other unforeseeable impediments that Ms. Atkins does not expect will recur in the future. In addition to participating in formal meetings, our Board members regularly communicate with each other, members of management and advisors and take action by written consent.

We encourage each member of the Board to attend each annual meeting of stockholders. Two of our directors attended the annual meeting of stockholders held on June 8, 2021.

BOARD COMMITTEES

The Board has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee. The current charters for each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on our corporate website at www.slgreen.com under the "Investors—Corporate Governance" section. Further, we will provide a copy of these charters without charge to each stockholder upon written request. Requests for copies should be addressed to Andrew S. Levine, Secretary, at SL Green Realty Corp., One Vanderbilt Avenue, New York, New York 10017-3852. From time to time, the Board also may create additional committees for such purposes as the Board may determine.

AUDIT COMMITTEE

Members

Edwin T. Burton, III
(Chair)
Betsy S. Atkins
Lauren B. Dillard
Craig M. Hatkoff

Meetings in 2021: 12

Principal Responsibilities:

Our Audit Committee's primary purposes are to:

- Select and appoint our independent registered public accounting firm
- Assist the Board in its oversight of the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualifications and independence of the registered public accounting firm employed by the Company for the audit of the Company's financial statements; the performance of the people responsible for the Company's internal audit function; and the performance of the Company's independent registered public accounting firm
- Prepare the report that is required to be included in this proxy statement by the rules of the SEC
- Provide an open avenue of communication among the Company's independent registered public accounting firm, its internal auditors, its management and the Board

Each member of the Audit Committee is independent within the meaning of the rules of the NYSE and the SEC and each of them meets the financial literacy standard required by the rules of the NYSE.

Additional information regarding the functions performed by our Audit Committee is set forth in the "Audit Committee Report" included in this annual proxy statement.

Audit Committee Financial Expert

The Board determined that Edwin T. Burton, III qualifies as an "audit committee financial expert," as defined in Item 407(d) of SEC Regulation S-K.

Our management is responsible for the preparation, presentation and integrity of our financial statements and for the effectiveness of internal control over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

Our independent registered public accounting firm is responsible for planning and carrying out a proper audit of our annual financial statements prior to the filing of our Annual Report on Form 10-K, reviewing our quarterly financial statements prior to the filing of each Quarterly Report on Form 10-Q and annually auditing the effectiveness of our internal control over financial reporting and other procedures.

COMPENSATION COMMITTEE

Members

Lauren B. Dillard (Chair)
Edwin T. Burton, III
John S. Levy

Meetings in 2021: 2

In addition to participating in formal meetings, our Compensation Committee members regularly communicate with each other, members of management and advisors and take action by written consent.

Principal Responsibilities:

Our Compensation Committee's primary purposes are to:

- Determine how the Company's Chief Executive Officer should be compensated
- Administer the Company's employee benefit plans and executive compensation programs
- Determine compensation of our executive officers other than our Chief Executive Officer
- Produce the report on executive compensation that is required to be included in this proxy statement
- Solicit recommendations, with respect to the compensation of our executive officers, from our Chief Executive Officer regarding total compensation for all executive officers other than the Chief Executive Officer and review his recommendations in terms of total compensation and the allocation of such compensation among base salary, annual bonus amounts and other long-term incentive compensation as well as the allocation of such items between cash and equity compensation

Each member of the Compensation Committee is independent within the meaning of the rules of the NYSE.

Our Compensation Committee retained Gressle & McGinley LLC as its independent outside compensation consulting firm and engaged Gressle & McGinley LLC to provide our Compensation Committee with relevant data concerning the marketplace, our peer group and its own independent analysis and recommendations concerning executive compensation. Gressle & McGinley LLC regularly participates in Compensation Committee meetings. See "Executive Compensation—Compensation Discussion and Analysis."

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Members

Craig M. Hatkoff (Chair)
John H. Alschuler
Betsy S. Atkins
John S. Levy

Meetings in 2021: 1

In addition to participating in formal meetings, our Nominating and Corporate Governance Committee members regularly communicate with each other, members of management and advisors and take action by written consent.

Principal Responsibilities

Our Nominating and Corporate Governance Committee's primary purposes are to:

- Identify individuals qualified to fill vacancies or newly-created positions on the Board
- Recommend to the Board the persons it should nominate for election as directors at annual meetings of the Company's stockholders
- Recommend directors to serve on all committees of the Board
- Develop and recommend to the Board governance principles applicable to the Company

Each member of the Nominating and Corporate Governance Committee is independent within the meaning of the rules of the NYSE.

EXECUTIVE COMMITTEE

Members

Marc Holliday (Chair)
Stephen L. Green
John H. Alschuler

Meetings in 2021: 0

Our Executive Committee did not take any actions by written consent during fiscal year 2021, as all matters within its authority were approved by the Board.

Principal Responsibilities

Subject to the supervision and oversight of the Board, our Executive Committee is responsible for, among other things:

- the approval of our acquisition, disposition and financing of investments
- the authorization of the execution of certain contracts and agreements, including those relating to our borrowing of money
- the exercise, in general, of all other powers of the Board, except for such powers that require action by all directors or the independent directors under our articles of incorporation or bylaws or under applicable law

CORPORATE GOVERNANCE

Corporate Governance Highlights

Board Independence and Composition

- Majority independent Board and 100% independent Nominating and Corporate Governance, Audit and Compensation Committees
- Lead Independent Director role with robust responsibilities

Board and Board Committee Practices

- Board and committee self-evaluations
- Risk oversight by full Board and Audit Committee
- ESG oversight
- Robust stockholder engagement

Stockholder Rights

- Annual election of all directors
- Proxy access bylaw provision
- Majority voting standard for director elections

Board Oversight of Strategy

One of the most important functions of the Board relates to its role in formulating and overseeing the execution of our business strategy. In order to do this the Board:

- actively participates with management in the formulation and refinement of our business strategy to help ensure that our strategic goals are thoughtfully constructed and well-articulated;
- periodically meets with our management and external advisors in full day or multi-day sessions focused on long-term strategic planning;
- no less than quarterly, receives updates from management regarding internal progress toward strategic goals and changes in market conditions and external strategic opportunities and challenges in order to assist our management in refining its business strategy and reacting to particular opportunities or challenges that arise;
- monitors and evaluates performance through these regular updates and by actively engaging in dialogues with our senior management team;
- discusses aspects of our business strategy at every meeting, and includes key elements of our strategy in the work performed by the committees of the Board; and
- oversees financial and operational performance, non-financial measures, including sustainability, social and governance goals.

The Board believes that, through these ongoing efforts, it is able to focus on our performance over the short, intermediate and long term to secure the continuing health and success of the business for our stockholders.

OVERSIGHT OF STRATEGIC RESPONSE TO COVID-19 PANDEMIC

Since the beginning of the COVID-19 pandemic, the Board has devoted significant time to overseeing our strategic response to the pandemic, including working with management to assess the impact of the pandemic on all aspects of our business, and guiding the Company as we enhanced and deployed our pandemic response plan.

Risk Oversight

Board

The Board is responsible for overseeing the Company's risk management process. Both directly and through its committees, the Board focuses on the Company's general risk management strategy and the most significant risks facing the Company, and ensures that appropriate risk mitigation strategies are implemented by management. The Board is routinely apprised of particular risk management matters in connection with its general oversight and approval of corporate matters. In particular, the Board focuses on overseeing risks relating to the financial health of the Company, including the structure and amount of our debt, broad market conditions, leasing activity and expirations, status of development projects, environmental, social and governance (ESG) issues, succession planning and other material risks facing the Company.

Audit Committee

- Oversees the Company's risk management process
- Reviews with management (a) Company policies with respect to risk assessment and management of risks that may be material to the Company, (b) disclosure controls and internal controls over financial reporting and (c) the Company's compliance with legal and regulatory requirements
- Reviews major legislative and regulatory developments that could have a material impact on the Company's contingent liabilities and risks

Compensation Committee

Considers potential risks to the Company in its determinations of the overall structure of our executive compensation program, our ability to attract, retain and motivate our management team, the specific goals it establishes for our executives and the influence of incentive compensation on risk-taking

Nominating and Corporate Governance Committee

Considers potential risks to the Company related to the composition of the board, including succession planning and diversity, environmental, social and governance matters, compliance with corporate governance guidelines and adoption of new policies and governance guidelines

Management

The Company's management is responsible for day-to-day risk management, including the primary monitoring and testing function for company-wide policies and procedures, and management of the day-to-day oversight of the risk management strategy for the ongoing business of the Company. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that the Board leadership structure supports this approach.

OVERSIGHT OF CYBERSECURITY

Included in our Board's oversight and approach to risk management is a focus on cybersecurity. As we transmit sensitive data across networks and rely on Internet-based systems to run our buildings, we are dedicated to protecting this information and the systems used to process it. We ensure our employees, processes, systems, and external partners are aligned with cybersecurity best practices.

Our actions include:

- Regular assessment to ensure we are positioned to respond to security and privacy risks and to identify vulnerability gaps
- Conduct quarterly mandatory training for employees
- Continuous scan of our systems for vulnerabilities to ensure that any identified risks are immediately addressed
- Employ external agencies to test the efficacy of our security protocols
- Maintain cyber liability insurance coverage
- Leverage the cloud to employ sophisticated cybersecurity measures

Stockholder Outreach

The Board believes that engaging in stockholder outreach is an essential element of strong corporate governance. We strive for a collaborative approach to issues of importance to investors and continually seek to better understand the views of our investors on key topics.

Who We Engage

Over the past several years, the chairs of the Compensation and Nominating and Governance Committees and members of our senior management team have reached out to many of our largest institutional investors.

Offered Engagement with Approximately



65%
of outstanding common stock

How We Engage

We held meetings, conducted calls and otherwise engaged with investors on topics including our business strategy and executive compensation as well as governance and ESG matters.

Our Track Record of Responsiveness

We shared the feedback received during our outreach process with the Board and its committees to make meaningful changes to our compensation and corporate governance practices and launch new initiatives. In addition to the changes outlined in the table below, we have declassified our Board, adopted proxy access, implemented majority voting for uncontested director elections, and adopted an amendment to our bylaws to permit our stockholders to amend our bylaws by a majority vote.

The table below summarizes the feedback received during the post-2021 annual meeting outreach and actions taken in response:

Feedback Theme	Specific Topics	Stockholder Feedback ("What We Heard")	Action ("What We Did")
Executive Compensation	Overall Compensation Philosophy	Stockholders support our pre-pandemic compensation structure that focused on performance-based pay elements	The Compensation Committee has reaffirmed its commitment to our pre-pandemic compensation structure
	2021 Vote Discussion	Stockholders who voted against Say on Pay in 2021 consistently indicated they did so primarily because they disagreed with the specific decision to grant additional time-based equity	2021 compensation is approximately 90% at-risk for all of our named executive officers, and performance-based incentives are in line with pre-pandemic percentages
	Approach to Future Pandemic-Related Business Disruption	Stockholders who voted against Say on Pay in 2021 wanted to understand the Compensation Committee's approach to incentive compensation, in light of the unpredictability of the COVID-19 virus	The Committee and Board agree that in a similarly highly disruptive event to the business, feedback from stockholder engagement and discussions with proxy advisors will inform the approach taken with respect to the treatment of incentive compensation
	Design of compensation program	Stockholders confirmed strong support for actions taken since 2018 to simplify the pay elements and strengthen the alignment of pay and performance	Executives' employment agreements renewed at the end of 2021 were substantially identical to the agreements redesigned in 2018, further confirming the Compensation Committee's commitment to our pre-pandemic compensation structure
Corporate Governance	Board racial/ethnic diversity	Stockholders requested the addition of qualified directors who would enhance the racial/ethnic diversity on the Board	Appointed Carol N. Brown, a law professor with expertise in real estate law, to the SLG Board effective March 4, 2022
	Board succession planning	Stockholders requested disclosure of Board succession planning	Terminating retainer for Chairman Emeritus effective December 31, 2023, with interim reductions commencing January 1, 2022; Planned retirement of Director John Levy at 2023 annual meeting of stockholders
	Director-by-director skills matrix	Stockholders encouraged the inclusion of a director-by-director skills matrix instead of aggregate board skills matrix	Enhanced disclosure of board skills by including a director-by-director skills matrix in the 2022 proxy statement
ESG	ESG Disclosure	Stockholders commended our "spot on" disclosure as being "industry-leading"	Published 2021 ESG report in accordance with GRI, CDP, GRESB, SASB, TCFD frameworks, and UN SDG guidelines and first standalone TCFD Report

Stockholder Amendments to Bylaws

Our bylaws provide our stockholders the right to amend our bylaws by the affirmative vote of a majority of all the votes entitled to be cast on the matter. As amended, our bylaws do not place any limitations on stockholder proposals to amend our bylaws beyond the advance notice provisions that apply to all stockholder proposals. Accordingly, all of our stockholders now have the right to propose any amendments to our bylaws that are permitted by applicable law and, if any such amendment is approved by the affirmative vote of a majority of the votes entitled to be cast on the matter, it will become effective.

Declassified Board

Our Board is fully declassified, and our directors are elected for one-year terms as of our 2020 annual meeting, following stockholder approval of our proposal to declassify our Board submitted to stockholders at the 2017 annual meeting of stockholders.

Proxy Access

We have adopted a proxy access bylaw provision, enabling our stockholders to include their own director nominees in our proxy materials along with candidates nominated by the Board, so long as stockholder-nominees meet certain requirements, as set forth in our bylaws. For more information on our proxy access bylaw, see the section entitled "Other Information—Other Matters—Stockholder Proposals and Nominations.

Majority Voting Standard and Director Resignation Policy

We have a majority voting standard for director elections. In an uncontested election (as is the case for this annual meeting), our bylaws provide that a majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee, with abstentions and broker non-votes not counted as a vote cast either "for" or "against" a nominee. With respect to a contested election, a plurality of all of the votes cast is sufficient for the election of directors. For this purpose, a contested election is deemed to occur at any meeting of stockholders for which the Secretary determines that the number of nominees or proposed nominees exceeds the number of directors to be elected at such meeting as of the seventh day preceding the date the Company files its definitive proxy statement for such meeting with the SEC (regardless of whether or not thereafter revised or supplemented).

If a nominee who currently is serving as a director receives a greater number of votes "against" his or her election than votes "for" such election in an uncontested election, Maryland law provides that the director would continue to serve on the Board as a "holdover director." However, under our Governance Principles, any nominee for election as a director in an uncontested election who receives a greater number of votes "against" his or her election than votes "for" such election must, within ten business days following the certification of the stockholder vote, tender his or her written resignation to the Chairman of the Board for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will consider the resignation and, within 60 days following the date of the stockholders' meeting at which the election occurred, will make a recommendation to the Board concerning the acceptance or rejection of the resignation.

The Board will then take formal action on the recommendation no later than 90 days following the date of the stockholders' meeting at which the election occurred. In considering the recommendation, the Board will consider the information, factors and alternatives considered by the Nominating and Corporate Governance Committee and such additional factors, information and alternatives as the Board deems relevant. We will publicly disclose, in a Form 8-K filed with the SEC, the Board's decision within four business days after the decision is made. The Board also will provide, if applicable, the Board's reason or reasons for rejecting the tendered resignation.

Environmental Social & Governance (ESG)

Our mission as the largest owner of commercial office space in New York City is to contribute to its brighter future – this includes reducing greenhouse gas emissions and mitigating climate change risks. We believe continued advancement of the sustainability of our portfolio will serve to build long-term value that benefits all of our stakeholders. Essential to our progress is the ability to attract, develop and retain extraordinary talent by maintaining a healthy and inclusive workplace environment, where we provide our employees with the tools and resources necessary to thrive.

Delivering Value for All Our Stakeholders

Employees	**Tenants**	**Community**	**Shareholders**
We are committed to workplace diversity and to fostering a corporate culture that enables our employees to meet their full potential, while actively contributing to our ESG evolution.	Our long-standing relationships and continued collaboration with our tenants are essential to long-term improvement of our portfolio's ESG performance, while providing our tenants with unique offerings to track and foster sustainability.	SL Green's success is linked to a thriving New York City. We support a variety of causes that address the physical, mental, and emotional needs of our community. We also create thousands of jobs and positive community impact.	Our ongoing ESG efforts help attract and retain diverse, high-performing talent, maximize our portfolio and give back to our NYC community, elements which are essential to delivering long-term stockholder value.



ESG Oversight

- ESG program oversight by the full Board, reflective of the program's cross-departmental integration and importance to the Company's long-term strategic plan
- Executive level management of ESG program, with dedicated team responsible for implementation, including the Chief Operating Officer, SVP & Director of Sustainability and VP of Human Resources
- Annual ESG reporting in accordance with GRI, CDP, GRESB SASB and TCFD frameworks
- ESG disclosures aligned with UN SDG guidelines
- Third-party assurance of environmental performance data
- Environmental legislation risk mitigated by long-term capital investments in energy efficiency and tenant programs focused on sustainability



Environmental

Goals:

- Reduce the intensity of portfolio-wide greenhouse gas emissions by 30% by 2025
- Achieve net zero carbon operations by 2050, in line with Urban Land Institute commitment
- Achieve 50% recycling rate by 2025, in line with LEED v4 threshold
- Reduce whole-building energy consumption by 20% by 2030

Achievements:

- Commit to Science-Based Targets at the highest level of ambition, the 1.5-degree scenario
- Green building certifications of 93% of Manhattan Operating Properties based on total square footage
- LEED certified 92% of Manhattan Operating Properties
- ENERGY STAR labels across 10.6 million square feet, representing 12% of all ENERGY STAR labels achieved in Manhattan by square footage
- WELL Health-Safety Rating across 23 million square feet, the only NYC owner to have enrolled
- First WELL Core Certified Platinum project in NYC, and one of the first such projects in the United States (One Vanderbilt)



Human Capital Management

- Certified as a Great Place to Work
- Market-leading benefits program spanning healthcare, 401(k) match, employee stock purchase plan, disability and advanced fertility coverage, wellness and life insurance
- Investments in human capital development through training programs, tuition reimbursement and ongoing education
- Zero tolerance, anti-discrimination and anti-harassment policies and training
- Ethnic minorities represent 54% and women represent 39% of all SL Green employees in 2021
- Partnership with women's leadership development organization, Luminary, to cultivate high potential female employees
- 19% of contractors onsite during the construction of One Vanderbilt were Minority and Women-owned Business Enterprises
- 90% of employees are proud to work for SL Green, according to a 2022 employee engagement survey



Corporate Philanthropy

- Corporate and employee contributions totaling $6 million across more than 70 partner organizations focused on providing New Yorkers with access to essential resources
- Co-founded FOOD 1st to address NYC food insecurity; delivered over 700,000 meals since April 2020
- Employer-sponsored volunteer days, with civic opportunities chosen and coordinated by employee Community Outreach Ambassadors
- Participation in Governor's Committee on Scholastic Achievement, a non-for-profit that connects high school students from underperforming New York communities with corporate mentors
- 7 Dey Street, the first ground-up development in lower Manhattan to be built under the Affordable New York Housing Program

For additional information please see SL Green's 2021 ESG Report.

Governance Principles

The Board adopted Governance Principles that address significant issues of corporate governance and set forth procedures by which the Board carries out its responsibilities. Among the areas addressed by the Governance Principles are director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, annual performance evaluation of the Board and management responsibilities. Our Nominating and Corporate Governance Committee is responsible for, among other things, assessing and periodically reviewing the adequacy of the Governance Principles and will recommend, as appropriate, proposed changes to the Board. Although there is no one-size-fits all approach to corporate governance, we believe that our Governance Principles are aligned with the expectations of our stockholders, including the Investor Stewardship Group (ISG) and the ISG Corporate Governance Principles.

Code of Ethics

The Board adopted a Code of Ethics that applies to our directors, executive officers and employees. The Code of Ethics is designed to assist our directors, executive officers and employees in complying with legal requirements and in resolving moral and ethical issues that may arise, and in complying with our policies and procedures. Among the areas addressed by the Code of Ethics are legal compliance, conflicts of interest, use and protection of the Company's assets, confidentiality, communications with the public, accounting matters, records retention, fair dealing, discrimination, harassment and health and safety. We intend to disclose on our corporate website any amendment to, or waiver of, any provisions of this Code applicable to our directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or the NYSE.

Whistleblowing and Whistleblower Protection Policy

We have adopted a Whistleblowing and Whistleblower Protection Policy pursuant to which our employees must report if they observe, suspect or become aware of a violation of applicable laws, regulations, or business ethics standards, and pursuant to which the Audit Committee established procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. If you wish to contact our Audit Committee to report complaints or concerns relating to the financial reporting of the Company, you may do so in writing to the Chair of our Audit Committee, c/o Andrew S. Levine, Secretary, SL Green Realty Corp., One Vanderbilt Avenue, New York, New York 10017-3852. Any such communications may be made anonymously.

Additional Information

You are encouraged to visit the "Investors—Corporate Governance" section of our corporate website at www.slgreen.com to view or obtain copies of our committee charters, Code of Ethics, Governance Principles and director independence standards. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with, or furnish to, the SEC. You also may obtain, free of charge, a copy of the respective charters of our committees, Code of Ethics, Governance Principles and director independence standards by directing your request in writing to SL Green Realty Corp., One Vanderbilt Avenue, New York, New York 10017-3852, Attention: Investor Relations.

Lobbying, Political Contributions and Trade Associations

The Company believes that participation in the public policy process is an important and essential means of enhancing stockholder value. Our efforts in this area are directly overseen by our chief executive officer and periodically reviewed by the full Board and by our legal department on an ongoing basis to ensure compliance with applicable laws.

DIRECTOR COMPENSATION

Director Compensation Process

We review our director compensation annually, including engagement of FTI Consulting to evaluate the structure and competitiveness of our non-employee director compensation and recommend changes as appropriate. Based on these reviews, since 2019, we have reduced the value of the annual stock grant to directors by $65,000, from $300,000 to $235,000, and reduced the cash retainer paid for serving as our Lead Independent Director by $15,000, from $85,000 to $70,000.

Most recently, in December 2021, the Compensation Committee again conducted a full review of our director compensation in consultation with FTI Consulting. No changes were recommended.

Elements of Director Compensation

Only non-employee Directors are compensated for service on the Board. During the fiscal year ended December 31, 2021, the fees for non-employee Directors were:

Annual cash retainers		
Cash retainer	$	50,000
Additional cash retainer if serving as the Lead Independent Director	$	70,000
Additional cash retainer if serving as a chair of the Audit Committee	$	25,000
Additional cash retainer if serving as a chair of the Compensation Committee	$	20,000
Additional cash retainer if serving as a chair of the Corporate Governance Committee	$	5,000
Meeting fees		
For each meeting of the Board or a committee of the Board	$	1,500
For each special meeting of the Audit Committee held independently of Board meetings	$	4,000
Stock grant		
Valued at the grant date with shares fully vested on such grant date.	$	235,000

The annual fees and meeting fees generally are payable quarterly in cash. Each director may elect to receive some or all of these fees in stock and, as noted below, may elect to defer some or all of these fees.

Under our Non-Employee Directors' Deferral Program, our non-employee directors were entitled to elect to defer up to 100% of their annual fees, meeting fees and annual stock grant. At each director's election, cash fees deferred under the program could be credited in the form of either phantom stock units, account credits that accrue earnings or losses based on the 30-day LIBOR rate at the beginning of each month plus 2% (or based on such other rate or the performance of such investments as may be determined in advance by the Board) or measurement fund credits that track the performance of one or more open-ended mutual funds selected by the director. Stock grants deferred under the program are credited in the form of phantom stock units. Subject to limitations contained in the program, on a fixed date each quarter, a director may convert phantom stock units into account credits or measurement fund credits or vice versa or change the mutual funds that some or all of the director's measurement fund credits track. All cash fees credited as, and conversions of or into, phantom stock units or measurement fund credits are based on the fair market value of our common stock or the applicable mutual fund on the date the cash fees otherwise would have been paid or the date of the conversion, as applicable. Unless otherwise elected by a director, a director's phantom stock units, account credits and measurement fund credits are payable on the earlier of the January 1st coincident with or next following the director's termination of service from the Board, or a change in control of the Company, as defined by the program. Phantom stock units are payable in an equal number of shares of our common stock; provided that we may elect to instead settle a director's phantom stock units by paying the director cash in an amount equal to the value of such shares of common stock. Account credits and measurement fund credits are payable in cash. Under the program, each director is entitled to receive dividend equivalents that are paid currently on the director's phantom stock units, unless the director elected to defer payment of such dividend equivalents and have them concurrently reinvested into additional phantom stock units.

2021 Director Compensation

Directors of the Company who are also employees receive no additional compensation for their services as directors. The following table sets forth information regarding the compensation paid to our non-employee directors for their service during the fiscal year ended December 31, 2021.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	All Other Compensation ($)	Total ($)
John H. Alschuler	$ 129,000	$ 235,000	—	—	$ 364,000
Betsy S. Atkins	$ 66,500	$ 235,000	—	—	$ 301,500
Edwin T. Burton, III	$ 102,000	$ 235,000	—	—	$ 337,000
Lauren B. Dillard	$ 125,500	$ 235,000	—	—	$ 360,500
Stephen L. Green	$ 57,500	$ 235,000	—	$ 650,000[4]	$ 942,500
Craig M. Hatkoff	$ 82,000	$ 235,000	—	—	$ 317,000
John S. Levy	$ 62,000	$ 235,000	—	—	$ 297,000

(1)   Mr. Levy and Ms. Dillard deferred all of their 2021 cash compensation and Mr. Alschuler deferred $60,000 of his 2021 cash compensation pursuant to our Non-Employee Directors' Deferral Program. Mr. Hatkoff elected to receive $25,000 of his 2021 cash compensation in the form of shares of our common stock. Accordingly, our non-employee directors received the following shares of our common stock or phantom stock units with respect to the portion of their 2021 cash compensation that they elected to defer or receive in stock, as applicable: Mr. Alschuler received 851 units, Ms. Dillard received 2,736 units, Mr. Levy received 3,982 units and Mr. Hatkoff received 355 shares.

(2)   Amounts shown reflect the full grant date fair value on the date of grant of shares of our common stock or phantom stock units granted to the directors in 2021, excluding shares of our common stock and phantom stock units credited in lieu of annual fees and meeting fees.

(3)   There were no stock options granted to members of the Board in 2021. At December 31, 2021, the aggregate number of option awards held by our non-employee directors was as follows: Mr. Alschuler—8,500; and Mr. Levy—8,500.

(4)   Represents monthly retainer fees paid pursuant to the chairman emeritus agreement we entered into with Mr. Green in connection with his retirement as Chairman of the Company in January 2019, as amended by a letter agreement in March 2022. Under the letter agreement, Mr. Green will receive reduced monthly retainer fees for 2022 and 2023, and will cease to receive any retainer fee beginning January 1, 2024. Further information on the agreement can be found in the section entitled "Certain Relationships and Related Party Transactions—Chairman Emeritus Agreement" on page 92.

Since 2019, we have reduced the value of the annual stock grant to directors by $65,000 from $300,000 to $235,000 and reduced the cash retainer paid for serving as our Lead Independent Director by $15,000 from $85,000 to $70,000.

EXECUTIVE OFFICERS

The following sets forth biographical information regarding our executive officers who are not also directors.



MATTHEW J. DILIBERTO

Chief Financial Officer

Executive Officer Since: **2015**

Age: **47**

- Mr. DiLiberto joined the Company in September 2004 and currently serves as the Company's Chief Financial Officer, overseeing the finance, accounting, tax, investor relations and corporate capital markets functions of the organization.
- Mr. DiLiberto previously served as the Company's Chief Accounting Officer & Treasurer from 2007 to 2014.
- From June 2000 to September 2004, Mr. DiLiberto was with Roseland, New Jersey-based Chelsea Property Group, now a division of Simon Property Group, a REIT focused on the development and ownership of premium outlet centers, where he was a Controller and Director of Information Management.
- From August 1998 to June 2000, Mr. DiLiberto worked at New York-based Vornado Realty Trust, a diversified REIT with ownership interests in office, retail, and other property types, where he worked as a Senior Financial Analyst focusing on accounting and controls as well as the preparation of high level management reports and SEC filings.
- Prior to joining Vornado Realty Trust, Mr. DiLiberto worked as a Business Assurance Associate at Coopers and Lybrand, LLP (now PricewaterhouseCoopers LLP).
- Mr. DiLiberto currently serves on the National Association of Real Estate Investment Trust's Best Financial Practices Council, is a member of the Board of Directors and treasurer of the FDNY Foundation, and has been a firefighter and EMT in New Jersey since 1997.
- Mr. DiLiberto received a B.S. degree in Accounting from The University of Scranton.



ANDREW S. LEVINE

General Counsel

Executive Officer Since: **2007**

Age: **63**

- Mr. Levine has served as our Chief Legal Officer and General Counsel since April 2007 and as our General Counsel, Executive Vice President and Secretary since November 2000.
- Prior to joining the Company, Mr. Levine was a partner in the REIT and Real Estate Transactions and Business groups at the law firm of Pryor, Cashman, Sherman & Flynn, LLP.
- Prior to joining Pryor, Cashman, Sherman & Flynn, LLP, Mr. Levine was a partner at the law firm of Dreyer & Traub.
- Mr. Levine received a B.A. degree from the University of Vermont and a J.D. degree from Rutgers School of Law, where Mr. Levine was an Editor of the Law Review.
- He currently serves as a member of the Advisory Committee for Rutgers Center for Corporate Law and Governance.

EXECUTIVE COMPENSATION

PROPOSAL 2

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended, and related SEC rules, we are asking our stockholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers, as disclosed in this proxy statement. This is commonly known as, and is referred to herein as, a "say-on-pay" proposal or resolution.

At our 2017 annual stockholder meeting, our stockholders advised on a non-binding basis, by an affirmative vote of a majority of all votes cast, that the Company should hold non-binding advisory votes on executive compensation on an annual basis. On June 1, 2017, the Board determined that it will include future advisory votes on the compensation of our named executive officers in the Company's annual meeting proxy materials every year until the next advisory vote on the frequency of stockholder votes on executive compensation, which will occur no later than the Company's annual meeting of stockholders in 2023.

Accordingly, the Company is providing stockholders with the opportunity to approve the following non-binding, advisory resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

The affirmative vote of a majority of all the votes cast with respect to this proposal will be required to approve this proposal.

The results of this advisory vote are not binding on the Compensation Committee, the Company or the Board. Nevertheless, we value input from our stockholders and will consider carefully the results of this vote when making future decisions concerning executive compensation.

The Board unanimously recommends a vote "FOR" the above resolution regarding the compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables in this Proxy Statement.



COMPENSATION DISCUSSION AND ANALYSIS

This section of our proxy statement discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative and quantitative information regarding the manner and context in which compensation is awarded to, and earned by, our named executive officers and places in perspective the data presented in the tables and narrative that follow.

Throughout this proxy statement, the individuals who served as our Chief Executive Officer, President, Chief Financial Officer and General Counsel during our 2021 fiscal year are referred to as the "named executive officers," "our NEOs" or our "executives."

Executive Summary
Named Executive Officers



Marc Holliday

Chief Executive Officer and Chairman of the Board



Andrew Mathias

President



Matthew J. DiLiberto

Chief Financial Officer



Andrew S. Levine

Chief Legal Officer and General Counsel

Compensation Objectives and Philosophy

We adopted a pay-for-performance executive compensation philosophy that rewards the achievement of annual and long-term goals of both the Company and individual executives, while achieving the following objectives:

ALIGNMENT	TALENT	MOTIVATION	BALANCE	EFFICIENCY
Provide performance-based incentives that create a strong alignment of management and stockholder interests	Attract and retain top talent in a market that is highly competitive for New York City commercial real estate management	Motivate our executives to achieve, and reward them for achieving, superior performance	Achieve an appropriate balance between risk and reward in our compensation programs that does not create incentives for unnecessary or excessive risk taking	Foster the dedication required to succeed against our competitors, while maintaining low overall general and administrative expense

2021 Performance Highlights

$6.63
FFO Per Share[1]

93.0%
Manhattan
Office Same Store
Leased Occupancy

$380.7M
Funds Available For
Distribution[1]

2.50%
Dividend Growth

**1.9M
square
feet**
Manhattan Office
Leasing Volume

5.8M
Shares
Repurchased
in 2021

27.2%
One-Year TSR



TOTAL SHAREHOLDER RETURN

- SL Green
- Office REIT Peers
- NYC Peers

1-year: SL Green 27.16%, Office REIT Peers 18.62%, NYC Peers 17.72%
3-year: SL Green 8.82%, Office REIT Peers 15.51%, NYC Peers -19.47%
5-year: SL Green -14.54%, Office REIT Peers 5.97%, NYC Peers -36.63%

ALL 2021 GOALS AND ACHIEVEMENTS

Goal for 2021		How We Did
Sign 1.3M Square Feet of Manhattan Office Leases	✓	Signed 1.9M Square Feet of Manhattan Office Leases
Manhattan Same Store Occupancy 93.0%	✓	Achieved 93.0% Occupancy at Year End
Manhattan Office Mark-To-Market (-5%) – (-10%)	✓	(-2.5%) Mark-to-Market on Signed Leases
Share Repurchases >$400M	✓	$514M at Year End (since goal established)
Acquisitions >$100M	✓	$158 Million of Strategic Acquisitions
Dispositions >$1.0B	✓	$1.9 Billion of Strategic Dispositions
Debt and Preferred Equity Originations >$100M	✓	$133 Million Originated
Debt and Preferred Equity Originations at >10%	X	Originated at 8%
One Vanderbilt: Obtain Permanent Financing	✓	Obtained in June 2021
One Vanderbilt: Secure Additional Joint Venture Partner	X	Deferred
One Vanderbilt: Achieve >85% Leased by Year End	✓	95.2% Leased at Year End
One Vanderbilt: Open Summit by October 2021	✓	Opened to Public on October 21, 2021
One Madison: Secure Additional Joint Venture Partner	✓	Additional Partner Secured
One Madison: Commence Core Foundation by October 2021	✓	Demolition Completed and Core Foundation Commenced
7 Dey Street: 30% Leased by December 2021	✓	39% Leased at Year End
Same Store Cash NOI[1] Growth >(0.75%)	✓	Achieved Growth of +0.70%
Unencumber >$350M of Assets	✓	Unencumbered $386 Million of Assets
One-Year TSR Performance >10%	✓	Achieved 27.2% One-Year TSR
Exceed SNL Office Index by 2.5%	✓	Exceeded Index Constituents by 8.54%
100% of SLG Employees Work from Office in 2021	✓	100% Worked from Office Five Days a Week
Support COVID-19 Vaccination Efforts	✓	Established Testing and Vaccination Sites; 94% of Corporate Employees Vaccinated at Year End

(1) Refer to Appendix A to this proxy statement for reconciliations of FFO Per Share, Funds Available for Distribution and Same Store Cash NOI. Same Store Cash NOI is presented excluding lease termination income.

Compensation Program Overview

At the heart of our executive compensation philosophy is a commitment to variable, incentive-based pay that aligns stockholder value with the economic interests of our management team. The percentages below reflect the total direct compensation awarded to our named executive officers for 2021, which we believe best reflects the actual compensation decisions made by the Committee.

Majority of 2021 Pay at Risk


45.2% Performance-Based Equity Awards 35.3%
7.5% Base Salary 10.4%
20.2% Cash Bonus 25.7%
27.1% Time-Based Equity Awards 28.6%
CEO
OTHER NEOs
At-Risk Pay Elements (92.5%)
At-Risk Pay Elements (89.6%)

Majority of 2021 Compensation Paid in Equity

	CEO	Other NEOs
Equity Compensation • Performance-Based Equity Awards • Time-Based Equity Awards	72%	64%
Cash Compensation • Base Salary • Cash Bonus	28%	36%

Consideration of Say-on-Pay Vote

Over the last few years, our Compensation Committee has embarked on **a robust stockholder outreach** program. That feedback has served as a key input to compensation **design and structural upgrades** implemented since 2018. The success of the engagement program is evidenced by the **significant changes** adopted as a direct result of the feedback received and the **significant increase in stockholder support** in 2019 and 2020.

The Committee was disappointed by the 2021 advisory vote on executive compensation ("Say on Pay") but remains committed to understanding stockholder sentiment. In response, the Committee reached out to investors **several months earlier** than in prior years to ensure that any actionable feedback received could be **better incorporated** into Compensation Committee **discussions and decisions for 2022** and beyond.

Board Responsiveness

During the fall and winter of 2021, we contacted stockholders collectively representing **65% of outstanding shares,** and had substantive conversations with stockholders representing 50% of outstanding shares. Directors participated in **several stockholder discussions**, as well as in the conversations with both proxy advisors. The majority of calls were led by the **Chairs** of **Compensation or Nominating and Corporate Governance** committees.

Offered Engagement with approximately	Direct one-on-one discussions with approximately	Directors participated in calls representing approximately
65% of Outstanding Shares	**50%** of Outstanding Shares	**36%** of Outstanding Shares

The table below summarizes the feedback received on executive compensation and the resulting decisions and taken in response:

Specific Topics	Stockholder Feedback ("What We Heard")	Action ("What We Did")
Overall Compensation Philosophy	Stockholders support our pre-pandemic compensation structure that focused on performance-based pay elements	The Compensation Committee reaffirmed its commitment to our pre-pandemic compensation structure
2021 Vote Discussion	Stockholders who voted against Say on Pay in 2021 consistently indicated they did so primarily because they disagreed with the isolated decision to grant additional time-based equity	2021 compensation is approximately 90% at-risk for all of our named executive officers, and performance-based incentives are in line with pre-pandemic percentages
Approach to Future Pandemic-Related Business Disruption	Stockholders who voted against Say on Pay in 2021 wanted to understand the Compensation Committee's approach to incentive compensation, in light of the unpredictability of the COVID-19 virus	The Committee and Board agree that in a similarly highly disruptive event to the business, feedback from stockholder engagement and discussions with proxy advisors will inform the approach taken with respect to the treatment of incentive compensation
Design of Compensation Program	Stockholders confirmed strong support for actions taken since 2018 to simplify the pay elements and strengthen the alignment of pay and performance	Executives' employment agreements renewed at the end of 2021 were substantially identical to the agreements redesigned in 2018, further confirming the Compensation Committee's commitment to our pre-pandemic compensation structure

Return to 2019 Pre-Pandemic Compensation Structure

The Committee considered the results of our 2021 advisory vote on 2020 executive compensation and the feedback received through our extensive stockholder engagement program in its decisions for 2021 compensation. Based on this outreach, as set forth below, the Committee recommitted to the compensation structure we had in place for 2019, which received strong support from stockholders at our 2020 annual meeting.

Evolution of Compensation Program (2019-2021)

2019 Program Highlights	2020 Program Changes	2021 Program Changes
• Simplified, transparent program • Formulaic cash bonuses for CEO and President • Annual equity awards emphasizing multi-year performance and vesting periods	• One-time discretionary bonus and equity awards to our CEO and President in response to the impact of the COVID-19 pandemic intended to deliver actual 2020 compensation at a reduced level compared to 2019 actual compensation	• Eliminated discretionary bonus and equity awards to our CEO and President • Reinstated target amounts for annual equity award grants and 100% formulaic calculations of annual cash bonus awards

HISTORICAL STOCKHOLDER FEEDBACK AND OUR RESPONSES (2016-2019)

We have benefited from many years of stockholder engagement. In addition to the changes we made for 2021 to align our executive compensation program with our 2019 pre-pandemic compensation structure, the Committee previously implemented the following changes to our executive compensation programs based on discussions with stockholders prior to 2019:

Stockholder Feedback ("What We Heard")	Action ("What We Did")
• Base salary and deferred compensation provide overlapping fixed pay elements	• Eliminated deferred compensation • Reduced CEO base salary in 2018
• Annual incentive should focus on metrics within executives' control	• Eliminated TSR as a metric, added G&A expense and increased weighting of dividend growth
• Discretionary annual equity bonus process not clear	• Eliminated discretionary annual equity bonuses; replaced with 100% formulaic bonus program for our CEO and President
• Retesting features allows for multiple vesting opportunities	• Eliminated retesting
• Performance period for performance units should be longer than one year	• All performance-based equity awards are subject to three-year TSR performance
• Contracts guarantee equity grants on multi-year basis	• Contracts entered into in 2018 and 2021 replaced contractual guarantees with target equity grants for our CEO, President and General Counsel
• Compensation Program is complicated	• Reduced elements of compensation from 7 to 4

Our 2021 Executive Compensation Program

Elements of Compensation

Since 2019, our executive compensation program has been updated in line with stockholder feedback to comprise only the following four pay elements:

	Percentage (all NEOs)	Pay Element	Purpose and Key Characteristics
FIXED	 **9.1%**	**Annual Base Salary**	Competitive annual base salaries encourage the retention and attraction of talented leadership
			Reflects the scope of each executive officer's duties and responsibilities, taking into account the competitive market compensation paid by other companies for similar positions
AT-RISK	 **23.2%**	**Annual Cash Bonus**	Bonus awards incentivize our named executive officers to achieve annual financial and strategic goals
			Entirely formulaic and performance-based for both our CEO and President, providing an opportunity to earn up to 300% and 250%, respectively, of annual base salary
			Discretionary for our CFO and General Counsel
			Our executives may receive all or a portion of annual bonuses in the form of equity, further increasing alignment with stockholders
	 **39.7%**	**Performance-Based Equity Awards**	Annual performance-based equity awards provide short-term and long-term incentives to drive stockholder value
			Awards are 50% based on performance against annual operating goals subject to a modifier measured on absolute TSR over a three-year performance period
			Awards are 50% based on relative TSR over a three-year performance period
	 **28.0%**	**Time-Based Equity Awards**	Time-based equity awards ensure the alignment of the interests of our executives with those of long-term stockholders, with actual amounts granted based on an assessment of each executive's performance during the most recent fiscal year and other factors
			Realized value of equity awards is based on the market value of our common stock

This simplified, performance-focused structure is the result of a multi-year stockholder engagement effort. These elements of compensation are built into the employment agreements with our named executive officers, which were in effect during 2021, as well as the new employment agreements we entered into with our CEO, President and General Counsel in December 2021 that were effective beginning in January 2022.

Anchoring our compensation program to variable pay is the cornerstone of our pay-for-performance philosophy and allows the Committee to reward superior performance, while the substantial long-term equity incentive portions of our compensation programs serve to align the interests of our named executive officers with those of our stockholders.

Summary of 2021 Compensation

The Committee makes compensation decisions intended to recognize our executives for their contributions to our financial and operating performance, ensure retention and motivation of key leaders in a highly competitive environment and align the economic interests of our management team with our stockholders. In each case, the Committee allocates the various elements of compensation described above based on our pay-for-performance compensation philosophy and by reference to the terms of the employment agreements we have entered into with each of our named executive officers.

TOTAL DIRECT COMPENSATION FOR 2021

We present the "total direct compensation" for each of our named executive officers, which reflects the actual amounts awarded by the Committee for a given year. We believe this presentation provides investors with the most accurate understanding of the compensation decisions made by the Committee.

| | 2021 Direct Compensation | | | | |
Name	Base Salary	Cash Bonus[1]	Performance-Based Equity Awards[2]	Time-Based Equity Awards[2]	Total[3]
Marc Holliday	$1,250,000	$3,362,500	$7,500,000	$4,500,000	$16,669,630
Andrew Mathias	$ 950,000	$2,151,750	$6,000,000	$3,500,000	$12,652,272
Matthew J. DiLiberto	$ 575,000	$1,850,000	$ 555,556	$ 978,681	$ 3,970,837
Andrew S. Levine	$ 580,000	$1,175,000	$ 555,556	$1,300,000	$ 3,622,156

(1) Determined formulaically for Messrs. Holliday and Mathias and on a discretionary basis for Messrs. DiLiberto and Levine.

(2) Represents target values of equity awards. For Mr. DiLiberto, the amount set forth in the "Time-Based Equity Awards" column reflects 50% of the value of the time-based equity award granted to Mr. DiLiberto in connection with entering into his new employment agreement in February 2021, which award vested 50% on January 1, 2022 and will vest 50% on January 1, 2023.

(3) Includes the following compensation categorized as "Other Compensation" as reflected in the Summary Compensation Table: Mr. Holliday—$57,130; Mr. Mathias—$50,522; Mr. DiLiberto—$11,600; and Mr. Levine—$11,600, respectively.

The methodology used to make compensation decisions and the amounts of compensation awarded for 2021 were generally consistent with the methodology and amounts used for 2019, prior to the COVID-19 pandemic.

Using our CEO's 2021 compensation, the table below illustrates the differences between total direct compensation and the Summary Compensation Table that appears later in this proxy statement.

2021 CEO Direct Compensation vs. Summary Compensation Table		
Element of Compensation	Total Direct Compensation	Summary Compensation Table
Base Salary	$ 1,250,000	$ 1,250,000
Annual Cash Bonus[1]	$ 3,362,500	$ 2,999,265
Annual Performance-Based Award[2]	$ 7,500,000	$ 9,026,551
Annual Time-Based Award[3]	$ 4,500,000	$ 7,755,111
Other Compensation	$ 57,130	$ 57,130
Total	**$16,669,630**	**$21,088,057**

(1) The "Total Direct Compensation" column represents the full value of the amount earned formulaically based on objective bonus criteria. Because Mr. Holliday's 2021 annual cash bonus was paid 50% in cash and 50% in equity, the "Summary Compensation Table" column reflects the actual value of the cash portion of the bonus and, for the remaining 50% granted in equity, the grant date value of LTIP units granted in December 2021.

(2) The "Total Direct Compensation" column reflects the target notional value awarded consistent with Mr. Holliday's employment agreement. The "Summary Compensation Table" column reflects the grant date value of the award.

(3)   The "Total Direct Compensation" column reflects the value of the time-based award granted **in January 2022** based on the Company's **2021** performance consistent with Mr. Holliday's employment agreement. The "Summary Compensation Table" column reflects the value of awards granted **in 2021 for 2020** performance.

The Total Direct Compensation approved by the Committee for Mr. Holliday for 2021 was approximately **21% lower** than the total compensation amount set forth in the Summary Compensation Table.

ANNUAL BASE SALARY

Following a review of his current responsibilities and competitive market data, we increased Mr. DiLiberto's base salary for 2021 from $550,000 to $575,000, a 4.5% increase, in connection with entering into his new employment agreement. The increase better aligns Mr. DiLiberto's base salary with his role at the company and our compensation peers. We otherwise made no changes to the base salaries of our named executive officers for 2021 and the amounts reflect the minimum amounts set forth in each executive's employment agreement.

With the exception of Mr. DiLiberto's 2021 base salary, we have not increased any of our NEO's base salaries since 2019. In 2018, we reduced our CEO's base salary by $100,000 to its current level.

ANNUAL CASH BONUS ELIGIBILITY

Formulaic Annual Cash Bonus – CEO and President. Our annual cash bonus program for our CEO and President is 100% formulaic and the percentages of base salary that can be earned under the program are set forth in each executive's employment agreement. For 2021, each of our CEO and President were eligible to earn the following percentages of their respective base salary (with linear interpolation used to determine the percentage earned for performance that falls between threshold, target and/or maximum):

Executive	Threshold	Target	Maximum
Marc Holliday	50%	200%	300%
Andrew Mathias	50%	175%	250%

Based on our performance relative to the **objective bonus criteria** established in January 2021, Mr. Holliday earned **269%** of his 2021 base salary and Mr. Mathias earned **227%** of his 2021 base salary.

The specific performance criteria for our formulaic annual cash bonus program are determined in January of each year by the Committee and are set forth below under "2021 Performance Summary."

Discretionary Annual Cash Bonus – CFO and General Counsel. Our employment agreements with our CFO and General Counsel do not provide for formulaic percentages of base salary that can be earned. For 2021, our CFO and General Counsel instead received discretionary bonuses based on the same performance criteria as were used for our formulaic annual cash bonus program, as well as specific company goals and objectives for 2021 that were presented at our annual investor conference in December 2020.

These additional objectives, listed above, included financial goals, achievement of leasing and occupancy targets, investing activities such as strategic acquisitions and dispositions and share repurchases, execution of our debt and preferred equity platform, asset and corporate level leverage, joint venture and development milestones and furtherance of our other corporate goals and initiatives, many of which are key drivers of stockholder value.

In addition to the financial and operational achievements that exceeded our formulaic targets, we also achieved almost all of the other business goals we set out to achieve for 2021, including hitting **key milestones** relating to our One Vanderbilt and One Madison projects, **unencumbering $386M** of assets, executing **over $500M** of share repurchases and completing **approximately $2B of strategic dispositions** (nearly doubling our target).

ANNUAL EQUITY AWARDS

We grant our named executive officers performance-based LTIP units and time-based LTIP units annually in connection with their employment agreements and, in some cases, at the discretion of the Committee. For 2021, our annual long-term incentive equity award program consisted solely of grants of performance-based equity awards with multi-year performance criteria and time-based equity awards that vest based on continued service.

Target Amounts – CEO, President and General Counsel. The target amounts of performance-based equity awards and time-based equity awards for Messrs. Holliday, Mathias and Levine are set forth below:

	Target Equity Award Amounts		
Executive	Performance-Based	Time-Based	Total
Marc Holliday	$7,500,000	$4,500,000	$12,000,000
Andrew Mathias	$6,000,000	$3,500,000	$ 9,500,000
Andrew S. Levine	—	$1,300,000	$ 1,300,000

Earned performance-based LTIP units granted based on the target amounts set forth above will vest 100% for Messrs. Holliday and Mathias on December 31, 2023. The time-based LTIP Units granted to Messrs. Holliday, Mathias and Levine pursuant to each executive's employment agreement are subject to vesting over three years, with each award vesting ratably on January 1st of each year following the grant date.

For 2021, we granted equity awards in line with the target amounts set forth above. We grant performance-based awards prospectively for each compensation year when we establish performance goals to incentivize our executives to deliver accretive value to stockholders. We grant time-based awards retrospectively based on each executive's contributions to our achievements during the prior year.

Discretionary Awards – CFO and General Counsel. Our employment agreements with Messrs. DiLiberto and Levine do not provide for target annual performance-based equity grants, but both participate, at the Committee's discretion, in our annual long-term performance-based equity program. Earned performance-based LTIP units granted for 2021 will vest 50% on each of December 31, 2023 and December 31, 2024, for Messrs. DiLiberto and Levine.

Mr. DiLiberto also received a time-based long-term equity award of 31,020 LTIP units in connection with the signing of his employment agreement in February 2021, of which 50% vested on January 1, 2022 and the remaining 50% will vest on January 1, 2023.

For detailed 2021 pay outcomes for each of our named executive officers, see the NEO scorecards below.

How We Select Performance Criteria – Formulaic Cash Bonus and Equity Awards

Emphasis on At-Risk Pay Elements	In line with stockholder feedback, we have reaffirmed our commitment to performance-based incentives. For 2021:
	✓ **92.5% of CEO compensation was performance-based and at-risk**
	✓ **89.6% of other NEO compensation was performance-based and at-risk**
	This design allows the Committee to reward superior performance, while the substantial long-term equity incentive portions of our compensation programs serve to align the interests of our named executive officers with those of our stockholders.
Performance Metrics Reflect Complexities of Our Business	The Committee has carefully selected performance criteria across not just a range of financial and corporate goals but also a range of performance periods. In aggregate, these criteria aim to account for the complexities of operating our business over both the short-term and the long-term.
No One-Size-Fits-All Solution	While establishing performance goals, the Committee has designed incentives that incentivize our executive officers to strive for excellence no matter the time horizon.
	This is accomplished by rationally linking the sum of the component parts of our compensation structure not just to the way our executive officers think about our business but also to the way that our stockholders think about value.

	Annual Cash Bonus	**Annual Equity Awards (Operational Component)**	**Annual Equity Award (Relative Component)**
Period	One year	One year with three-year modifier	Three years
Objectives	• Normalized FFO per share • Annual same-store cash NOI growth • Dividend growth • G&A expense	• Funds available for distribution • Debt/EBITDA ratio • Manhattan office same store leased occupancy • Manhattan office leasing volume • Absolute TSR (three-year modifier)	• TSR Relative to the constituents of an office REIT index • TSR Relative to a group of NYC peers

Shorter Performance Period
(performance metrics within management's scope and visibility) ⟷ **Longer Performance Period**
(performance metrics that align with the creation of stockholder value)

2021 Performance Summary

The performance goals established at the beginning of each year by the Committee motivate financial and operational outperformance in line with Company guidance and internal projections. The criteria used for annual cash bonuses and performance-based equity remained the same across 2019, 2020 and 2021 because they were, and continue to be, key drivers to stockholder value creation. Threshold, target and maximum levels were set on the basis of a rigorous and consistent pay-for-performance compensation philosophy.

RIGOROUS METHODOLOGY FOR SETTING PERFORMANCE GOALS

The methodology used to establish goals is fundamentally tied to the then current economic and business conditions. Over the last three years we have witnessed widespread, uncontrollable disruption to business due to the COVID-19 pandemic, as well as changes to the office environment generally. We have responded with intentional, transformative changes to our business, all of which are designed to streamline our operations and allow us to excel in the evolving environment in which we operate. This thesis was validated in 2021 by our exceptional one-year TSR of 27.2% compared to our office REIT and NYC peer groups.

As an example of the process, the following table relates the components of our annual formulaic cash bonus program for each of 2019, 2020 and 2021 to our guidance for the relevant year across threshold, target and maximum pay opportunities. The same methodology was applied to the establishment of operational goals under our annual performance-based equity awards for each year.

Annual Targets Relative to Guidance

Annual Formulaic Cash Bonus Targets Relative to Guidance (2019-2021)

Formulaic Cash Bonus Goal[1]	Threshold			Target			Maximum		
	2019	2020	2021	2019	2020	2021	2019	2020	2021
FFO Per Share	$(0.15)	$(0.20)	$(0.30)	$(0.05)	$(0.05)	$(0.10)	+$0.05	+$0.05	+$0.10
Same Store Cash NOI Growth	(50) bps	(110) bps	(225) bps	+30 bps	0 bps	(75) bps	+100 bps	+80 bps	+75 bps
G&A Expense	+$2.5M	+$5.0M	+$4.0M	+$1.0M	+$2.0M	+$2.0M	$(0.5M)	$0.0M	$0.0M

(1)   Each performance level is presented as the variance from our guidance, with FFO Per Share based on the midpoint of such guidance and Same Store Cash NOI Growth based on the target percentage presented at our annual investor conference for the applicable year.

The consistency with which the Committee has gone about establishing performance goals is strong evidence of our focus on building a culture of alignment and accountability for our management team. This is achieved year after year in the context of a rigorous process that connects internal budgeting, external guidance and compensation opportunities. The Committee does not look to comparisons of forward-looking performance goals versus prior year goals or results as part of this process, particularly during a unique period in our business like the past three years that would render comparisons between periods irrelevant. For example, the 2021 goals established by the Committee reflect a full-year impact from the COVID-19 pandemic compared to a 9-month impact reflected in our 2020 results and no impact when the 2020 goals were established prior to the onset of the pandemic. Therefore, year-over-year comparisons are neither a meaningful way to evaluate the rigor of our pay-for-performance compensation philosophy nor the way the Committee seeks to drive value creation for stockholders. It is also important to note that throughout our stockholder engagement, none of our stockholders expressed a desire for or focus on year-over-year comparisons of our performance metrics.

The impact of the COVID-19 pandemic presented a unique challenge for the Company and the Committee due to an uncertain business environment. We therefore expanded our guidance range in the face of unprecedented volatility, with corresponding adjustments to threshold, target and maximum hurdles. Nevertheless, as is always the case, the 2021 goals were difficult to achieve and required the Company to deliver strong financial and operating performance and accretive value to stockholders to achieve payouts above target levels. As illustrated by the table above, performance under our formulaic cash bonus program and annual performance-based equity awards must always equal or exceed our guidance to achieve maximum performance levels.

The Committee is proud of our track record in administering a rigorous pay-for-performance compensation philosophy in a consistent manner. We feel that the elements of our compensation program and the Committee's compensation decisions have appropriately motivated our executives and recognized their contributions to our financial and operating performance broadly. Long term achievements like the significant creation of stockholder value from the One Vanderbilt and One Madison development projects, while not directly factored into compensation decisions, are evidence of how the foresight of our executive team and our performance goal setting have combined to build full alignment of economic interests between management and stockholders. Accomplishments like One Vanderbilt and One Madison along with the many goals achieved just in 2021, including, but not limited to, unencumbering $386M of assets, executing over $500M of share repurchases and completing approximately $2B of strategic dispositions, validate the strength of that alignment.

For all of our formulaic annual cash bonus awards and performance-based equity awards, linear interpolation is used to determine the percentage earned for performance that falls between threshold, target and/or maximum. The tables below set forth our 2021 performance relative to 2021 performance criteria.

2021 Formulaic Annual Cash Bonus Goals

Performance Criteria / Reason Selected	Weighting	Threshold	Target	Maximum
Normalized FFO per Share				
• Widely-used non-GAAP measure of earnings performance for REITs, used both by investors and our management, and a key financial measure for which we provide guidance	30%	$6.20	$6.40	**$6.58**[1] $6.60
Annual Same Store Cash NOI Growth[2]				
• A key metric used to evaluate the operating performance of our properties. Same-store cash NOI is used to evaluate the operating performance of the properties owned by us in a similar manner in both reporting periods (year over year)	30%	-3.00%	-1.50%	**0.75%**[1] 0.00%
Dividend Growth				
• Represents a key measure of the income we return to stockholders each year	30%	1.00%	2.00% **2.50%**[1]	3.00%
G&A Expense				
• Represents corporate overhead and is a key efficiency metric impacting the overall profitability and value of the Company	10%	$96.00 **$94.40**[1]	$94.00	$92.00

(1) Payouts and determinations under the annual cash bonus program were made in December 2021 based on a combination of actual results through that point in time and estimates of full year results. To the extent actual full year performance differs from estimated performance, the Committee will adjust 2022 cash bonus payments.

(2) Excluding lease termination income.

Based on our performance relative to these formulaic goals, our CEO and President earned the following amounts of annual cash bonus:

Executive	Target 2021 Cash Bonus ($)	Actual 2021 Cash Bonus (% of Target)	Actual 2021 Cash Bonus ($)
Marc Holliday	$2,500,000	134.50%	$3,362,500
Andrew Mathias	$1,662,500	129.43%	$2,151,750

2021 Operational Component Performance Goals (50% of Annual Equity Award)

The operational component of our annual performance-based equity awards measures our performance against four objective criteria over a one-year performance period, which remain subject to an absolute TSR modifier (either up or down 12.5%) based on our absolute TSR performance over a three-year performance period. As of December 31, 2021, our one-year absolute TSR performance would have resulted in the maximum upward modifier of the initially earned operational awards.

Performance Criteria / Reason Selected	Weighting	Threshold (50%)	Target (100%)	Maximum (200%)
Funds Available for Distribution				**$381M**
• A key measurement representing our ability to fund our dividends that is driven by the effective management of our portfolio and our business	25%	$300M	$315M	$330M
Debt/EBITDA Ratio				**7.60x**
• A widely used non-GAAP measure that reflects our ability to incur and service debt and is an indicator of the health of our balance sheet and cash flows	25%	8.40x	8.15x	7.90x
Manhattan Office Same Store Leased Occupancy				**93.0%**
• Indicative of how effectively we manage properties owned by us in a similar manner in both reporting periods (year over year)	25%	92.0%	92.5%	93.0%
Manhattan Office Leasing Volume				**1.9M SF**
• Represents our ability to execute our leasing platform in the highly competitive New York City real estate market	25%	1.0M SF	1.2M SF	1.4M SF
Absolute TSR per Year				**27.17%**
• Absolute TSR is a pure measurement of value delivered to stockholders who were invested in our stock for the three-year performance period	+/- 12.5%	≤ 3.5%	5.5%	≥ 7.5%

2021 Relative Component Performance Goals (50% of Annual Equity Award)

The relative component of our annual performance-based equity awards measures our performance against two peer sets over a **three-year performance period**. For 2021, the Committee rebalanced the relative component to provide an equal weighting to our performance relative to Office REIT Peers and NYC REIT Peers, as opposed to 2020 when this component was weighted two-thirds to our Office REIT Peers and one-third to our NYC REIT Peers. The Committee implemented this change as part of its annual review of the effectiveness of our compensation program and it is intended to more closely tie the earning of this portion of the performance-based award to companies that are most directly comparable to us. As of December 31, 2021, based on our one-year TSR relative to the Office REIT Peers and the NYC REIT Peers, our performance would have placed us in the 78th percentile and 58th percentile respectively.

Performance Criteria / Reason Selected	Weighting	Threshold (50%)	Target (100%)	Maximum (200%)
Relative TSR vs. Office REIT Peers[1]				
• Provides a comparison of the returns of a hypothetical investor seeking exposure to office REITs as an asset class and reflects how we performed versus other companies in our sector	50%	33rd Percentile	50th Percentile	67th Percentile
Relative TSR vs. NYC REIT Peers[2]				
• Provides a comparison of our performance against companies with office and/or retail commercial real estate portfolios concentrated in the New York City market, which we believe are most directly comparable to the Company	50%	33rd Percentile	50th Percentile	67th Percentile

(1) The Office REIT Peer Group is comprised of the constituents of the SNL US Office REIT Index on the grant date for the applicable award. Despite the discontinuation of the SNL US Office REIT Index in August 2021, we continue to measure performance against these constituent companies during the performance period.

(2) The NYC Peer Group is comprised of the following companies: Acadia Realty Trust, Columbia Property Trust, Inc., Empire State Realty Trust, Inc., Veris Residential, Inc. (formerly Mack-Cali Realty Corporation), Paramount Group, Inc. and Vornado Realty Trust.

FINAL RESULTS – 2019-2021 PERFORMANCE-BASED AWARDS

The performance period for the 2019 annual performance-based equity awards concluded on December 31, 2021. Under the program, **150.10%** of the target operational component was initially earned, which amount was **reduced by 12.5%** following application of the absolute TSR modifier at the end of the performance period. We also earned **57.98%** of the target relative component for these awards. Although we substantially outperformed on the operational aspects of the award that were most under the control of our management team, because our TSR performance was disappointing the aggregate payout for the award was **reduced to 94.66%**, below target levels.

The table below summarizes the final value of these awards as of the conclusion of the performance period:

Executive	Target Value of Grant	Number of Units Earned at Target	Earned Units as of December 31, 2021	Realized Value as of December 31, 2021[1]
Marc Holliday	$7,500,000	92,174	87,253	$6,447,124
Andrew Mathias	$6,000,000	73,740	69,801	$5,157,596
Matthew J. DiLiberto	$1,250,000	6,828	6,463	$ 477,551
Andrew S. Levine	$1,250,000	6,828	6,463	$ 477,551

(1) Based on a per share price of $73.89, which was the closing stock price on the NYSE of one share of our common stock on December 31, 2021.

The final payout for our 2019 annual performance-based equity award highlights the rigor of the program, our pay-for-performance philosophy and the alignment between our executives and our stockholders.

2021 NEO Scorecards

The following scorecards summarize each element of compensation received by our NEOs for 2021. For purposes of framing the compensation decisions and pay outcomes, we present the "total direct compensation," or TDC, amounts awarded for 2021 and contrast such amounts to SEC-mandated disclosure rules for the Summary Compensation Table, or SCT, for 2021. We believe this presentation provides investors with a clearer understanding of the compensation decisions made by the Committee.

MARC HOLLIDAY



Chief Executive Officer and Chairman of the Board

Mr. Holliday's 2021 compensation reflects the Company's 2021 operational and financial performance, including its strong recovery from the ongoing impacts of the COVID-19 pandemic and his stewardship of the Company during this period.

The Total Direct Compensation approved by the Committee for Mr. Holliday for 2021 is approximately 21% lower than the total compensation amount set forth in the Summary Compensation Table.

2021 Performance and Compensation – Total Direct Compensation vs. Summary Compensation Table

<table>
<tr><th>TDC</th><th>SCT</th><th>Element of Compensation</th></tr>
<tr><td>8%
$1,250,000</td><td>6%
$1,250,000</td><td>Annual Base Salary
Mr. Holliday's base salary was equal to the minimum set forth in his employment agreement. There was no change to base salary for 2021 compared to 2020.</td></tr>
<tr><td>20%
$3,362,500</td><td>14%
$2,999,265</td><td>Formulaic Annual Cash Incentive Bonus
Bonus determined formulaically based on performance relative to objective bonus criteria established by the Committee in January 2021. The TDC amount reflects the earning of 269% of base salary.

The SCT amount reflects the cash portion of the bonus ($1,681,250) plus the grant date value of the portion of the bonus ($1,318,015) paid in equity at Mr. Holliday's election.

Bonus paid 50% in the form of 23,002 LTIP units that were fully vested upon grant, but remain subject to a three-year no-sell restriction.</td></tr>
<tr><td>45%
$7,500,000</td><td>43%
$9,026,551</td><td>Performance-Based Equity Awards
The Committee granted performance-based awards in February 2021 having a target notional value of $7,500,000, consistent with the target amount set forth in Mr. Holliday's employment agreement. The SCT amount reflects the grant date value of the awards.

The award relates to the following number of LTIP units:

2021 Performance-Based Award – Number of LTIP Units Granted<table><tr><th>Threshold</th><th>Target</th><th>Maximum</th><th>Estimated Earned as of 12/31/2021</th></tr><tr><td>59,193</td><td>126,277</td><td>284,124</td><td>263,231</td></tr></table>
Earned LTIP units will be determined after the end of the full performance period ending December 31, 2023, based on our absolute and relative TSR, with earned LTIP units vesting in full as of December 31, 2023.</td></tr>
<tr><td>27%
$4,500,000</td><td>37%
$7,755,111</td><td>Time-Based Equity Awards
The Committee granted time-based awards in January 2022 based on the company's 2021 performance. The awards had a target value of $4,500,000, equal to the target amount set forth in Mr. Holliday's employment agreement.

The SCT amount reflects the value of one-time, discretionary awards granted in January 2021 for 2020 performance, and does not reflect compensation decisions made by the Committee for 2021.

The time-based award was granted in the form of 61,246 LTIP units, which will vest in three equal installments on January 1, 2023, January 1, 2024 and January 1, 2025.</td></tr>
<tr><td>100%
$16,669,630</td><td>100%
$21,088,057</td><td>Both totals include $57,130 of "Other Compensation," as reflected in the Summary Compensation Table.</td></tr>
</table>

ANDREW MATHIAS



President

Mr. Mathias's 2021 compensation reflects his leadership and contributions to the Company's many operational and financial achievements during the year, including his role in guiding the Company through the ongoing impacts of the COVID-19 pandemic while still delivering on key performance objectives and milestones throughout the year.

The Total Direct Compensation approved by the Committee for Mr. Mathias for 2021 is approximately 21% lower than the total compensation amount set forth in the Summary Compensation Table.

2021 Performance and Compensation – Total Direct Compensation vs. Summary Compensation Table

<table>
<tr><th>TDC</th><th>SCT</th><th>Element of Compensation</th></tr>
<tr><td>8%
$950,000</td><td>6%
$950,000</td><td>Annual Base Salary
Mr. Mathias's base salary was equal to the minimum set forth in his employment agreement. There was no change to base salary for 2021 compared to 2020.</td></tr>
<tr><td>17%
$2,151,750</td><td>11%
$1,686,855</td><td>Formulaic Annual Cash Incentive Bonus
Bonus determined formulaically based on performance relative to objective bonus criteria established by the Committee in January 2021. The TDC amount reflects the earning of 227% of base salary.

The SCT amount reflects the grant date value of the bonus, which was granted in equity at Mr. Mathias's election.

Bonus paid 100% in the form of 29,439 LTIP units that were fully vested upon grant, but remain subject to a three-year no-sell restriction.</td></tr>
<tr><td>47%
$6,000,000</td><td>45%
$7,221,245</td><td>Performance-Based Equity Awards
The Committee granted performance-based awards in February 2021 having a target notional value of $6,000,000, consistent with the target amount set forth in Mr. Mathias's employment agreement. The SCT amount reflects the grant date value of the awards.

The award relates to the following number of LTIP units:

2021 Performance-Based Award – Number of LTIP Units Granted
<table>
<tr><th>Threshold</th><th>Target</th><th>Maximum</th><th>Estimated Earned as of 12/31/2021</th></tr>
<tr><td>47,355</td><td>101,023</td><td>227,300</td><td>210,588</td></tr>
</table>
Earned LTIP units will be determined after the end of the full performance period ending December 31, 2023, based on our absolute and relative TSR, with earned LTIP units vesting in full as of December 31, 2023.</td></tr>
<tr><td>28%
$3,500,000</td><td>38%
$6,020,926</td><td>Time-Based Equity Awards
The Committee granted time-based awards in January 2022 based on the company's 2021 performance. The awards had a target value of $3,500,000, equal to the target amount set forth in Mr. Mathias's employment agreement.

The SCT amount reflects the value of one-time, discretionary awards granted in January 2021 for 2020 performance, and does not reflect compensation decisions made by the Committee for 2021.

The time-based award was granted in the form of 47,636 LTIP units, which will vest in three equal installments on January 1, 2023, January 1, 2024 and January 1, 2025.</td></tr>
<tr><td>100%
$12,652,272</td><td>100%
$15,929,548</td><td>Both totals include $50,522 of "Other Compensation," as reflected in the Summary Compensation Table.</td></tr>
</table>

MATTHEW J. DILIBERTO



Chief Financial Officer

Mr. DiLiberto's 2021 compensation recognizes the Company's significant operational and financial success, including his substantial contributions to the execution of the Company's share repurchase program and the strategic deleveraging of our portfolio.

The Total Direct Compensation approved by the Committee for Mr. DiLiberto for 2021 is substantially consistent with the amount set forth in the Summary Compensation Table, but the Summary Compensation Table does not, in all instances, correctly characterize certain aspects of the Committee's 2021 compensation decisions.

2021 Performance and Compensation – Total Direct Compensation vs. Summary Compensation Table

TDC	SCT	Element of Compensation
14% **$575,000**	**15%** **$575,000**	**Annual Base Salary** Mr. DiLiberto's base salary increased 4.5%, from $550,000 to $575,000 compared to 2020 in connection with entering into his new employment agreement in February 2021. The increase was based on a review of competitive market data and his current role and responsibilities at the Company.
47% **$1,850,000**	**24%** **$925,000**	**Annual Cash Incentive Bonus** Bonus determined on a discretionary basis by reference to the objective criteria used for our formulaic cash bonus program and the business, financial and other corporate achievements of the Company during 2021. Bonus paid **50%** in the form of **12,710** LTIP units granted in **January 2022** that were fully vested upon grant, but remain subject to a three-year no-sell restriction. Because these LTIP units were granted in 2022, the value of the awards will be reported in next year's Summary Compensation Table. The SCT amount reflects only the portion of Mr. DiLiberto's 2021 bonus paid in cash.
14% **$555,556**	**19%** **$708,003**	**Performance-Based Equity Awards** The Committee granted performance-based awards in February 2021 having a target notional value of **$555,556**. The SCT amount reflects the grant date value of the awards. The award relates to the following number of LTIP units:

2021 Performance-Based Award – Number of LTIP Units Granted			
Threshold	Target	Maximum	Estimated Earned as of 12/31/2021
4,386	9,355	21,047	19,501

Earned LTIP units will be determined after the end of the full performance period ending December 31, 2023, based on our absolute and relative TSR, with earned LTIP units vesting 50% as of December 31, 2023 and 50% as of December 31, 2024.

TDC	SCT	Element of Compensation
25% **$978,681**	**42%** **$1,610,869**	**Time-Based Equity Awards** The Committee granted time-based awards in February 2021 upon the extension of Mr. DiLiberto's employment agreement. These awards were granted in lieu of participation in our annual time-based equity award program and so the Committee viewed 50% of the award as having been granted for 2021 and 50% as granted for 2022. The SCT amount reflects the full value of the award. The time-based award was granted in the form of **31,020** LTIP units, which vested 50% on January 1, 2022 and 50% of which will vest on January 1, 2023.
100% **$3,970,837**	**100%** **$3,830,472**	Both totals include $11,600 of "Other Compensation," as reflected in the Summary Compensation Table.

ANDREW S. LEVINE



Chief Legal Officer and General Counsel

Mr. Levine's 2021 compensation reflects the role he played in a wide range of the Company's business and corporate initiatives, all of which contributed to our operational and financial success during 2021 and drove stockholder value.

The Total Direct Compensation approved by the Committee for Mr. Levine for 2021 is approximately 7% higher than the total compensation amount set forth in the Summary Compensation Table due primarily to the value of 2020 bonus awards reflected in the SCT, which were reduced for 2020 due to the Company's disappointing performance, while the Total Direct Compensation Amount reflects actual 2021 compensation.

2021 Performance and Compensation – Total Direct Compensation vs. Summary Compensation Table

TDC	SCT	Element of Compensation
16% **$580,000**	17% **$580,000**	**Annual Base Salary** Mr. Levine's base salary was equal to the minimum set forth in his employment agreement. There was no change to base salary for 2021 compared to 2020.
33% **$1,175,000**	26% **$874,232**	**Annual Cash Incentive Bonus** Bonus determined on a discretionary basis by reference to the objective criteria used for our formulaic cash bonus program and the business, financial and other corporate achievements of the Company during 2021. Bonus paid **100%** in the form of **16,145** LTIP units granted in **January 2022** that were fully vested upon grant, but remain subject to a three-year no-sell restriction. Because these LTIP units were granted in 2022, the value of the awards will be reported in next year's Summary Compensation Table. The SCT amount reflects the grant date value of LTIP units awarded in January 2021 **for 2020** annual cash incentive bonus.
15% **$555,556**	21% **$708,003**	**Performance-Based Equity Awards** The Committee granted performance-based awards in February 2021 having a target notional value of **$555,556**. The SCT amount reflects the grant date value of the awards. The award relates to the following number of LTIP units:

2021 Performance-Based Award – Number of LTIP Units Granted			
Threshold	Target	Maximum	Estimated Earned as of 12/31/2021
4,386	9,355	21,047	19,501

Earned LTIP units will be determined after the end of the full performance period ending December 31, 2023, based on our absolute and relative TSR, with earned LTIP units vesting 50% as of December 31, 2023 and 50% as of December 31, 2024.

TDC	SCT	Element of Compensation
36% **$1,300,000**	36% **$1,201,465**	**Time-Based Equity Awards** The Committee granted time-based awards in January 2022 based on the company's 2021 performance. The awards had a target value of **$1,300,000**, equal to the target amount set forth in Mr. Levine's employment agreement. The SCT amount includes the value of one-time, discretionary awards granted in January 2021 **for** 2020 compensation, and do not reflect the Committee's 2021 compensation decision. The time-based award was granted in the form of **23,572** LTIP units, which vested on January 1, 2022 consistent with the terms of Mr. Levine's employment agreement.
100% **$3,622,156**	100% **$3,375,300**	Both totals include $11,600 of "Other Compensation," as reflected in the Summary Compensation Table.

Other Compensation Policies and Information

How We Determine Executive Compensation

The Committee determines compensation for our named executive officers and is comprised of three of our independent directors, Lauren B. Dillard (Chair), Edwin T. Burton, III and John S. Levy. John H. Alschuler served a member of the Committee until April 1, 2021.

The Committee receives input from a number of sources each year to inform its final compensation determinations for our named executive officers. These final determinations are made solely by the Committee.

Results	The Committee synthesizes and analyzes the data and information provided by its independent compensation advisor, our CEO and FTI Consulting, as well as any input from the full Board of directors and stockholders, and then makes final compensation decisions for our named executive officers in its sole discretion
Stockholder Engagement	• The Committee engages with a significant number of stockholders holding a substantial percentage of outstanding shares and considers all feedback it receives on current and prior compensation practices
Full Board	• The Committee makes regular reports to the full Board to ensure management accountability with business objectives and alignment with stockholders
Chief Executive Officer	• At the request of the Committee, our CEO also provides recommendations regarding total compensation and the allocation of this compensation among pay elements for our other named executive officers • Our CEO reviews market data provided by FTI Consulting in formulating compensation recommendations, which the Committee also receives and reviews • The other named executive officers discuss their performance with our CEO, but otherwise play no role in determining their compensation • FTI Consulting, which had relationships with certain officers of the Company during 2021, is retained by management as a general business advisor, including for compensation matters
Gressle & McGinley LLC	• Retained as Committee's independent outside compensation adviser and regularly participates in compensation committee meetings • Provides updates and relevant data throughout the year on market conditions in light of our goals and objectives, including current market and peer group pay practices and then-existing policies of certain of our institutional investors, ISS, Glass Lewis and other governance groups • Offers the Committee independent analysis and recommendations concerning executive compensation • Does not provide any additional services to the Company

Compensation Practices

We believe that our executive compensation programs provide appropriate performance-based incentives to attract and retain leadership talent in the highly competitive New York City real estate market, to align management and stockholder interests and to continue to drive our long-term track record of superior return to stockholders. The following are key features of our executive compensation programs, reflecting changes we have adopted following our extensive stockholder outreach:

WHAT WE DO	WHAT WE DON'T DO
✔ Pay for performance and create alignment with stockholders	✖ No dividends or distributions paid on unearned equity awards subject to performance-based vesting
✔ Include robust hurdles in our incentive plans	✖ No excise tax gross-up provisions
✔ Pay a majority of total compensation for our CEO and other named executive officers in equity	✖ No repricing of stock options
✔ Follow robust equity ownership guidelines for our directors and named executive officers	✖ No single trigger cash severance or accelerated vesting in connection with a change in control
✔ Impose a clawback policy with respect to incentive payments	✖ Don't allow directors or officers to hedge our securities
✔ Require a double trigger for cash severance and accelerated vesting in connection with a change in control	

Peer Group Benchmarking

In 2021, as in prior years, the Committee reviewed various peer compensation information in connection with its compensation decisions, primarily focused on the chief executive officer's compensation. This peer information was not used to target a particular percentile for our Chief Executive Officer's total compensation for 2021, but rather to confirm that our Chief Executive Officer's total compensation for 2021 was within an appropriate range of the total compensation, considering relative size and performance.

The Committee reviewed total compensation information for the chief executive officers of a peer group, with an emphasis on the REIT industry. The peer group included a number of New York City-based peer companies. That decision is based on the unique characteristics of the New York City real estate marketplace, which is where we conduct substantially all of our business, and which is one of the most competitive in the world, from both a business and compensation perspective. However, among the top 15 New York City real estate companies – in terms of Manhattan office-space ownership – only a handful of those companies, including SL Green, are public.

With respect to size, we ranked at or above the median of our selected peers with respect to total enterprise value and total revenue as of December 31, 2021. The following companies were included in the peer group that the Committee reviewed:

Peer Group

ENTERPRISE VALUE
(in billions)

Alexandria Real Estate Equities, Inc.	$44,464
Boston Properties, Inc.	$33,218
Vornado Realty Trust	$17,649
Kilroy Realty Corporation	$12,011
Douglas Emmett, Inc.	$11,912
SL Green Realty Corp.	**$9,633**
Kennedy-Wilson Holdings, Inc.	$8,739
Hudson Pacific Properties, Inc.	$7,986
Paramount Group, Inc.	$5,844
Ladder Capital Corp	$5,725
Empire State Realty Trust, Inc.	$4,849

REVENUE
(in billions)

Boston Properties, Inc.	$2,889
Alexandria Real Estate Equities, Inc.	$2,114
Vornado Realty Trust	$1,589
SL Green Realty Corp.	**$1,589**
Kilroy Realty Corporation	$955
Douglas Emmett, Inc.	$918
Hudson Pacific Properties, Inc.	$897
Paramount Group, Inc.	$727
Empire State Realty Trust, Inc.	$624
Kennedy-Wilson Holdings, Inc.	$454
Ladder Capital Corp	$184

Source: S&P Capital IQ. Data as of December 31, 2021.

In the market for talent and compensation, the Committee views SLG as most comparable to real estate companies and companies in complex financial services-related industries such as top performing hedge funds, international investors, large private firms and others that may have equal or greater financial resources, including access to cost-efficient capital. Many of these most direct competitors are private companies, however, and are not required to publicly disclose their compensation arrangements, though the Committee believes that the top real estate principals of these non-REIT companies typically receive substantially higher compensation than their counterparts at public REITs. Nonetheless, to ensure the rigor of our compensation program benchmarking, we have limited our peer group to companies for which there is sufficient publicly available information to thoroughly and completely evaluate the comparability of any given peer company.

Given limited publicly available information on the private companies with which we most directly compete for real estate talent, we have elected to include only public REITs in our compensation peer group.

Analysis of Risk Associated with Our Executive Compensation Plans

In setting compensation, we consider the risks to our stockholders and to achievement of our goals that may be inherent in the executive compensation program. We concluded that it is not reasonably likely that our compensation policies and practices will have a material adverse effect on us.

In reaching our conclusion, we considered the following aspects of our executive compensation plans and policies among others:

- We evaluate performance based upon the achievement of a variety of business objectives and goals.
- We use a balanced equity compensation mix comprised of performance-based and time-based full value equity awards. This approach lessens the likelihood that executives will take unreasonable risks to keep their equity awards "in-the-money," as may be the case with equity compensation programs that rely solely on leveraged market-based equity compensation vehicles such as stock options.
- We provide a significant portion of incentive compensation in the form of long-term incentive awards. The amounts that ultimately may be earned are tied to how we perform over a multi-year period, which focuses management on sustaining our long-term performance.
- We structure payouts under our performance-based awards based on achieving a minimum level of performance, so that some compensation is awarded at levels below full target achievement rather than an "all-or-nothing" approach.
- We provide a significant portion of each executive's annual compensation in the form of equity-based compensation. In addition, executives are required to maintain sizable holdings of equity in the Company under the terms of our equity ownership guidelines. This practice aligns an appropriate portion of our executives' personal wealth to our long-term performance.
- We adopted a policy for recoupment of incentive payments made to our executives, including our named executive officers, if payment was based on having met or exceeded performance expectations during a period of fraudulent activity for which the executive is responsible.

Accordingly, although a significant portion of our executives' compensation is performance-based and "at-risk," we believe our executive compensation programs are appropriately structured and do not pose a material risk to the Company.

Executive and Director Equity Ownership Guidelines

In furtherance of the Committee's ongoing efforts to foster an ownership culture among our senior leadership team, we adopted equity ownership guidelines for our named executive officers and non-employee directors, as set forth below:

Named Executive Officers and Non-Employee Directors	Multiple of Base Salary or Annual Cash Retainer
Chief Executive Officer	8x
Other Named Executive Officers	6x
Non-Employee Directors	5x

All of our named executive officers hold a significant amount of equity in our Company and are highly incentivized to create sustainable, long-term stockholder value.

Named Executive Officers	Actual Equity Ownership - Multiple of Base Salary[1]
Marc Holliday	71x
Andrew Mathias	88x
Matthew J. DiLiberto	14x
Andrew S. Levine	28x

(1) As of March 25, 2022.

Outstanding Annual Equity Award Performance Summary (2019-2021)

Operational Awards	Actual Percentage Earned as of 12/31/2021	Actual / Projected Absolute TSR Modifier as of 12/31/202
2021 Operational Component	200.00% (Actual)	+12.5% (Projected)
2020 Operational Component	115.44% (Actual)	-12.5% (Projected)
2019 Operational Component	150.10% (Actual)	-12.5% (Actual)

Relative Awards	Actual / Projected Percentile Rank as of 12/31/2021	Actual / Projected Percentage Earned as of 12/31/2021
2021 Relative TSR vs. Office REIT Peers	78th Percentile (Projected)	225.00% (Projected)
2021 Relative TSR vs. NYC REIT Peers	58th Percentile (Projected)	152.82% (Projected)
2020 Relative TSR vs. Office REIT Peers	51st Percentile (Projected)	105.88% (Projected)
2020 Relative TSR vs. NYC REIT Peers	100th Percentile (Projected)	225.00% (Projected)
2019 Relative TSR vs. Office REIT Peers	36th Percentile (Actual)	57.98% (Actual)

Our 2020 and 2019 annual performance-based equity awards generally have the same structure as the 2021 performance-based equity awards described above in "—Compensation Discussion and Analysis—Our 2021 Executive Compensation Program." However, for 2020 the relative component was weighted 66.67% to the Office REIT Peers and 33.33% to the NYC REIT Peers (rather than 50% each for 2021). For 2019, the relative TSR component was weighted 100% to the Office REIT Peers. These prior awards are described in full in our proxy statements relating to our 2020 and 2019 fiscal years.

For additional information regarding the number of LTIP units relating to each of our outstanding annual performance-based equity awards held by each of our named executive officers, see "—Executive Compensation Tables—Outstanding Equity Awards at Fiscal Year End 2021."

Perquisites and Other Personal Benefits

We do not provide significant perquisites or personal benefits to our named executive officers, except that we provided leased automobiles for our Chief Executive Officer for all of 2021 and our President for a portion of 2021. In October 2021, our President's car lease terminated and we instead provided a company-owned car for his use. We also provide automobile insurance premiums for these vehicles. Additionally, our Chief Executive Officer receives certain life insurance benefits. The costs of these benefits constituted less than one percent of the applicable executive's compensation.

Employment Agreements

As noted above, we have employment agreements with all of our named executive officers. All of the employment agreements with our named executive officers provide for, among other things, severance payments and benefits and acceleration of equity awards in connection with certain qualified terminations. In return, each of our named executive officers has agreed to non-compete, non-solicitation, non-interference and confidentiality provisions. For each of our executives, we believe that, because the severance level is negotiated up front, it makes it easier for us to terminate these executives without the need for protracted negotiations over severance. We also believe that providing pre-negotiated severance benefits for all of our executives in the event they are terminated without cause or terminate their employment for good reason following a change in control helps to further align the interests of our executives and our stockholders in the event of a potentially attractive proposed change in control transaction following which one or more of our executives may be expected to be terminated. See "—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" for a summary of the employment agreements with our named executive officers.

Clawback Policy

The Board adopted a clawback policy under which any incentive payments made to a named executive officer on the basis of having met or exceeded performance targets during a period of fraudulent activity for which such executive is found personally responsible may be recouped by the Company.

Anti-hedging Policy

The Board has adopted a policy prohibiting all of our executive officers and directors from engaging in hedging transactions with respect to our securities. Pursuant to this policy, our executive officers and directors may not engage in hedging transactions with respect to our securities (including, without limitation, partnership interests in our operating partnership) through puts, calls, covered calls, synthetic purchases, collars, other derivative securities of the Company or otherwise at any time. Prior to the adoption of this policy, none of our executive officers or directors were engaging in any hedging transactions with respect to our securities, and this policy was adopted to formally reflect the practices that our executive officers and directors had already been observing. The Company does not have any practices or policies regarding the ability of any other employees to purchase financial instruments or otherwise engage in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's equity securities.

Other Matters – LTIP units and Class O LTIP units

We issued a separate class of units of limited partnership interest in our operating partnership, which we refer to as LTIP units, for the equity bonuses that we granted to our named executive officers for 2021 and as equity awards granted in connection with new or extended employment agreements or the provisions of such agreements. LTIP units are similar to common units in our operating partnership, which generally are economically equivalent to shares of our common stock, except that the LTIP units are structured as "profits interests" for U.S. federal income tax purposes under current federal income tax law. As profits interests, LTIP units generally only have value, other than with respect to the right to receive distributions, if the value of the assets of our operating partnership increases between the issuance of LTIP units and the date of a book-up event for partnership tax purposes. If the value of the assets of our operating partnership increases sufficiently, the LTIP units can achieve full parity with common units in our operating partnership. If such parity is achieved, LTIP units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into common units, which in turn are redeemable by the holder for cash or, at our election, on a one-for-one basis into shares of our common stock. LTIP units are not entitled to distributions prior to being earned based on achievement against the performance-based hurdles contained in these plans. Once earned, these LTIP units, whether vested or unvested, entitle the holder to receive distributions per unit from our operating partnership that are equivalent to the dividends paid per share on our common stock.

In addition to the LTIP units described above that we issued in lieu of shares of restricted stock, we also have issued another class of units of limited partnership interest in our operating partnership that are intended to be similar to stock options from an economic perspective, which we refer to as Class O LTIP units. Class O LTIP units are also intended to qualify as "profits interests" for U.S. federal income tax purposes. During 2021, we did not grant any Class O LTIP units.

Like stock options, Class O LTIP units operate in a manner that generally permits holders to realize the benefit of any increase in the per share value of our common stock above the value at the time the Class O LTIP units are granted. At the time of the grant of Class O LTIP units, the operating partnership establishes a conversion threshold, the vesting terms and the mandatory conversion date, if any, for the Class O LTIP units. The conversion threshold corresponds to the exercise price of a stock option while the mandatory conversion date corresponds to the expiration date of a stock option. Similar to the exercise price for stock options, the conversion threshold will equal the per unit value of the common units of our operating partnership on the grant date. Class O LTIP units will receive 10% distributions relating to periods between grant and vesting upon vesting, and will receive 10% distributions from vesting to their conversion as opposed to holders of non-qualified stock options who will not receive any distributions relating to periods between grant and exercise.

Once Class O LTIP units have vested, they may be converted into common units of our operating partnership by the holder at any time prior to their mandatory conversion date in a manner that is similar to a net exercise of stock options. Upon exercise of this conversion right, the Class O LTIP units will convert into a number of common units of the operating partnership that have an aggregate value equal to the aggregate spread of the Class O LTIP units that are converted. The "spread" for each

Class O LTIP unit will equal the excess, if any, of the value of our operating partnership's assets per common unit on the conversion date above the per unit value at the time the Class O LTIP unit was granted (i.e., the conversion threshold). Any Class O LTIP units that have not been voluntarily converted prior to the mandatory conversion date established at the time the Class O LTIP units were granted will automatically convert into common units on such mandatory conversion date, or be forfeited if the value of our operating partnership's assets per common unit is less than the conversion threshold for the Class O LTIP units.

LTIP units and Class O LTIP units are intended to offer executives substantially the same long-term incentive as shares of restricted stock and stock options, respectively, with more favorable U.S. federal income tax treatment available for "profits interests" under current federal income tax law. More specifically, one key disadvantage of restricted stock is that executives are generally taxed on the full market value of a grant at the time of vesting, even if they choose to hold the stock. Similarly, holders of non-qualified stock options are taxed upon exercise. Conversely, under current federal income tax law, an executive would generally not be subject to tax at the time of issuance or vesting of an LTIP unit or Class O LTIP unit or conversion into common units but only when he or she chooses to liquidate the common units into which his or her LTIP units or Class O LTIP units convert. Therefore, an executive who wishes to hold his or her equity awards for the long term can generally do so in a more tax-efficient manner with LTIP units or Class O LTIP units. In light of the increased tax efficiency, we have chosen to use LTIP units and Class O LTIP units for grants to our executives. We believe that the use of LTIP units and Class O LTIP units has (i) enhanced our equity-based compensation package overall, (ii) advanced the goal of promoting long-term equity ownership by executives, (iii) not adversely impacted dilution as compared to restricted stock, and (iv) further aligned the interests of our executives with the interests of our stockholders.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of SL Green Realty Corp. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, our Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

Submitted by our Compensation Committee

Lauren B. Dillard (Chair)   **Edwin T. Burton, III**   **John S. Levy**

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table sets forth information regarding the compensation paid to the individuals who served as our Chief Executive Officer and Chief Financial Officer during our 2021 fiscal year and two of our most highly compensated executive officers, other than our Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2021, or collectively, the "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[2] ($)	Total ($)
Marc Holliday Chief Executive Officer and Chairman of the Board	2021	$ 1,250,000	—	$ 18,099,677	—	$ 1,681,250	$ 57,130	$ 21,088,057
	2020	$ 1,250,000	$ 387,501	$ 12,643,310	—	$ 862,500	$ 51,415	$ 15,194,726
	2019	$ 1,250,000	—	$ 16,397,131	—	$ 3,293,070	$ 49,815	$ 20,990,016
Andrew Mathias President	2021	$ 950,000	—	$ 14,929,026	—	—	$ 50,522	$ 15,929,548
	2020	$ 950,000	—	$ 10,580,622	—	—	$ 43,136	$ 11,573,758
	2019	$ 950,000	—	$ 11,191,600	—	—	$ 42,088	$ 12,183,688
Matthew J. DiLiberto Chief Financial Officer	2021	$ 575,000	$ 925,000	$ 2,318,872	—	—	$ 11,600	$ 3,830,472
	2020	$ 550,000	$ 2,460,000[3]	$ 1,336,498	—	—	$ 11,400	$ 4,357,898
	2019	$ 550,000	$ 1,650,000	$ 1,011,997	—	—	$ 11,200	$ 3,223,197
Andrew S. Levine Chief Legal Officer and General Counsel	2021	$ 580,000	—	$ 2,783,700	—	—	$ 11,600	$ 3,375,300
	2020	$ 580,000	$ 1,000,000[3]	$ 2,701,565	—	—	$ 11,400	$ 4,292,965
	2019	$ 580,000	$ 1,000,000	$ 3,104,650	—	—	$ 11,200	$ 4,695,850

(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the full grant date fair value of stock awards and option awards issued to the executives in 2021, 2020 and 2019, respectively. In accordance with SEC disclosure requirements, the amounts for 2021 include the full grant date fair value of our 2021 annual performance-based equity awards, which were as follows: Mr. Holliday—$9,026,551; Mr. Mathias—$7,221,245; Mr. DiLiberto—$708,003; and Mr. Levine—$708,003, respectively. The grant date fair value of such awards is computed in accordance with ASC 718, "Compensation-Stock Compensation," or "ASC 718," by the use of Monte Carlo simulation models that consider the probable outcomes of the market-based performance conditions governing such awards. The Monte Carlo simulation model for the awards granted during 2021 used an assumed stock price volatility level of 49% on our common stock and a risk-free interest rate of 0.18%.

Assuming that maximum performance is achieved under our 2021 annual performance-based equity awards, the value at the grant date of the awards would each have been as follows: Mr. Holliday—$18,476,584; Mr. Mathias—$14,781,319; Mr. DiLiberto—$1,368,686; and Mr. Levine—$1,368,686, respectively. See "—Compensation Discussion and Analysis—Our 2021 Executive Compensation Program" for a description of the terms of these performance-based awards.

(2) The table and footnotes below show the components of this column for 2021, which include certain perquisites such as Company 401(k) matching contributions.

Name	All Other Compensation ($)
Marc Holliday	$ 57,130[a]
Andrew Mathias	$ 50,522[b]
Matthew J. DiLiberto	$ 11,600[c]
Andrew S. Levine	$ 11,600[c]

(a) Represents (i) the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($11,600), (ii) leased car payments, plus insurance premiums ($26,613) and (iii) life insurance premiums ($18,917). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

(b) Represents (i) the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($11,600), (ii) car benefits, representing lease payments for a portion of the year for a leased car and, for the remainder of the year, the depreciation expense recognized on a company-owned car, plus insurance premiums ($38,922). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

(c) Represents the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($11,600). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

2021 Grants of Plan-Based Awards

The following table sets forth certain information with respect to each grant of an award made to a named executive officer in the fiscal year ended December 31, 2021.

| Name | Grant Date | Approval Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Option Awards ($) |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Marc Holliday	01/22/2021	01/22/2021	—	—	—	—	—	—	141,983[1]	$7,755,111
	02/04/2021	02/04/2021	—	—	—	59,193[2]	126,277[2]	284,124[2]	—	$9,026,551
	12/13/2021	12/13/2021	—	—	—	—	—	—	23,002[3]	$1,318,015
	N/A	N/A	$625,000[4]	$2,500,000[4]	$3,750,000[4]	—	—	—	—	—
Andrew Mathias	01/22/2021	01/22/2021	—	—	—	—	—	—	110,233[5]	$6,020,926
	02/04/2021	02/04/2021	—	—	—	47,355[2]	101,023[2]	227,300[2]	—	$7,221,245
	12/13/2021	12/13/2021	—	—	—	—	—	—	29,439[3]	$1,686,855
	N/A	N/A	$475,000[4]	$1,662,500[4]	$2,375,000[4]	—	—	—	—	—
Matthew J. DiLiberto	02/04/2021	02/04/2021	—	—	—	—	—	—	31,020[6]	$1,610,869
	02/04/2021	02/04/2021	—	—	—	4,386[2]	9,355[2]	21,047[2]	—	$ 708,003
Andrew S. Levine	01/22/2021	01/22/2021	—	—	—	—	—	—	23,572[7]	$1,201,465
	01/22/2021	01/22/2021	—	—	—	—	—	—	17,697[3]	$ 874,232
	02/04/2021	02/04/2021	—	—	—	4,386[2]	9,355[2]	21,047[2]	—	$ 708,003

(1) This grant of LTIP units was awarded in connection with Mr. Holliday's employment agreement, with equal installments vesting on each of January 1, 2022, January 1, 2023 and January 1, 2024, subject to continued employment.

(2) Represents LTIP units granted as 2021 annual performance-based equity awards that were subject to performance-based vesting hurdles. The amount shown in the "Threshold" column of the table reflects the total number of LTIP units that would be earned at threshold performance with respect to both the operating performance metrics and the relative TSR metric, after giving effect to the maximum downward modifier. The amount shown in the "Maximum" column reflects the total number of LTIP units that would be earned at maximum performance with respect to both the operating performance metrics and the relative TSR metric, after giving effect to the maximum upward modifier. See "—Compensation Discussion and Analysis—Our 2021 Executive Compensation Program" for a description of the terms of these performance-based awards and the Company's estimated performance as of December 31, 2021.

(3) This grant of LTIP units vested immediately upon grant, but remains subject to a three-year restriction on transfer from the date of grant.

(4) Represents cash payouts that were possible pursuant to the formulaic component of our annual cash bonus program for 2021. See "—Compensation Discussion and Analysis—Our 2021 Executive Compensation Program" for a description of these awards.

(5) This grant of LTIP units was awarded in connection with Mr. Mathias's employment agreement, with equal installments vesting on each of January 1, 2022, January 1, 2023 and January 1, 2024, subject to continued employment.

(6) This grant of LTIP units was awarded in connection with Mr. DiLiberto's employment agreement, with equal installments vesting on each of January 1, 2022 and January 1, 2023, subject to continued employment.

(7) This grant of LTIP units was awarded in connection with Mr. Levine's employment agreement and vested on January 1, 2022.

Grants of all equity awards were made pursuant to the Fourth Amended and Restated 2005 Stock Option and Incentive Plan. LTIP units that are only subject to time-based vesting based on continued employment through a specified date (and have not been forfeited) generally entitle executives to receive cash dividends, dividend equivalents or distributions whether or not then vested. LTIP units that are subject to performance-based vesting hurdles do not entitle the holder to receive distributions prior to the achievement of these hurdles. If and when performance-based vesting occurs, the holders are entitled to receive a combination of cash payments and distributions with respect to all LTIP units that are earned equal to the amounts that would have been received if the earned LTIP units had been entitled to receive full distributions from the beginning of the applicable performance period.

See "Potential Payments Upon Termination or Change in Control" below, for a discussion regarding potential acceleration of the equity awards and a description of the material terms of each named executive officer's employment agreement.

Outstanding Equity Awards at Fiscal Year-End 2021

The following table sets forth certain information with respect to outstanding equity awards held by each named executive officer at the fiscal year ended December 31, 2021.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units or Other Rights that Have Not Vested[2]
Marc Holliday	100,000		$ 76.65	01/02/2023	326,832	$24,149,616	266,058	$ 19,659,044
	52,500	—	$ 99.86	06/17/2026	—	—	—	—
	52,500	—	$105.73	06/17/2022	—	—	—	—
	52,500	—	$105.73	06/17/2027	—	—	—	—
Andrew Mathias	65,000	—	$ 91.43	11/08/2023	257,383	$19,018,030	206,477	$ 15,256,549
Matthew J. DiLiberto	15,000[4]	—	$106.05	01/11/2022	45,510	$ 3,362,734	19,709	$ 1,456,261
	15,000[4]	—	$106.05	01/11/2027	—	—	—	—
Andrew S. Levine	12,500	—	$ 90.15	12/12/2023	50,508	$ 3,732,036	19,709	$ 1,456,261
	15,000[4]	—	$106.05	01/11/2022	—	—	—	—
	15,000[4]	—	$106.05	01/11/2027	—	—	—	—

(1) For each of our named executive officers, includes the following:

Executive	2021 Operational Performance-Based LTIP Units[a]	2020 Operational Performance-Based LTIP Units[b]	2019 Performance-Based LTIP Units[c]	2021 Time-Based Employment Agreement LTIP Units	2020 Time-Based Employment Agreement LTIP Units	2019 Time-Based Employment Agreement LTIP Units
Marc Holliday	110,492	41,494	—	141,983[d]	32,863[g]	—
Andrew Mathias	88,394	33,196	—	110,233[d]	25,560[g]	—
Matthew J. DiLiberto	8,185	3,074	3,231	31,020[e]	—	—
Andrew S. Levine	8,185	3,074	3,231	23,572[f]	7,120[f]	5,326[f]

(a) Represents the number of LTIP units that were earned for 2021 operational performance that are not subject to forfeiture regardless of our absolute TSR performance over the three-year period ending December 31, 2023. The LTIP units will vest 100% for Messrs. Holliday and Mathias on December 31, 2023, and 50% on each of December 31, 2023 and December 31, 2024 for Messrs. DiLiberto and Levine, subject, in each case, to continued employment.

(b) Represents the number of LTIP units that were earned for 2020 operational performance that are not subject to forfeiture regardless of our absolute TSR performance over the three-year period ending December 31, 2022. The LTIP units will vest 100% for Messrs. Holliday and Mathias on December 31, 2022, and 50% on each of December 31, 2022 and December 31, 2023 for Messrs. DiLiberto and Levine, subject, in each case, to continued employment.

(c) Represents the sum of (i) the number of LTIP units that were earned for 2019 operational performance, as modified by our absolute TSR performance over the three-year period ending December 31, 2021 and (ii) the number of LTIP units that were earned based on our TSR performance relative to the constituents of the SNL office index at the time the award was granted over the three-year period ending December 31, 2021. The LTIP units vested 100% for Messrs. Holliday and Mathias on December 31, 2021, and 50% for Messrs. DiLiberto and Levine, with the remaining 50% scheduled to vest on December 31, 2022 subject, in each case, to continued employment. LTIP units that vested on December 31, 2021 are reflected in the "2021 Options Exercised and Stock Vested" table, below. See "—Compensation Discussion and Analysis—Our 2021 Executive Compensation Program" and "—Compensation Discussion and Analysis—Other Compensation Policies and Information—Outstanding Annual Equity Award Performance Summary (2019-2021)" for a description of the terms of these performance-based awards and the Company's performance as of December 31, 2021.

(d) Represents LTIP units that vested one-third on January 1, 2022 and LTIP units that are scheduled to vest one-third on January 1, 2023 and one-third on January 1, 2024, subject to continued employment.

(e) Represents LTIP units that vested one-half on January 1, 2022 and LTIP units that are scheduled to vest one-half on January 1, 2023, subject to continued employment.

(f) Represents LTIP units that vested on January 1, 2022.

(g) Represents LTIP units that vested one-third on January 1, 2021 and one-third on January 1, 2022 and LTIP units that are scheduled to vest one-third on January 1, 2023, subject to continued employment.

(2) Based on a price of $73.89 per share/unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2021. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock.

(3) For each of our named executive officers includes the following:

Executive	2021 Performance-Based LTIP Units[a]	2020 Performance-Based LTIP Units[b]
Marc Holliday	173,631	92,427
Andrew Mathias	138,906	67,571
Matthew J. DiLiberto	12,863	6,846
Andrew S. Levine	12,863	6,846

(a) Represents the sum of the LTIP units that would be earned if (i) the "maximum" performance goal was achieved with respect to the portion of the LTIP units eligible to be earned based on absolute TSR, (ii) the "maximum" performance goal was achieved with respect to the portion of the LTIP units eligible to be earned based on TSR relative to the constituents of the SNL office index at the time the award was granted and (iii) the "maximum" performance goal was achieved with respect to the portion of the LTIP units eligible to be earned based on TSR relative to NYC peers. Earned LTIP units will vest 100% for Messrs. Holliday and Mathias on December 31, 2023, and 50% on each of December 31, 2023 and December 31, 2024 for Messrs. DiLiberto and Levine, subject, in each case, to continued employment. See "—Compensation Discussion and Analysis—Our 2021 Executive Compensation Program" and "—Compensation Discussion and Analysis—Other Compensation Policies and Information—Outstanding Annual Equity Award Performance Summary (2019-2021)" for a description of the terms of these performance-based awards and the Company's estimated performance as of December 31, 2021.

(b) Represents the sum of the LTIP units that would be earned if (i) the "threshold" performance goal was achieved with respect to the portion of the LTIP units eligible to be earned based on absolute TSR, (ii) the "maximum" performance goal was achieved with respect to the portion of the LTIP units eligible to be earned based on TSR relative to the constituents of the SNL office index at the time the award was granted and (iii) the "maximum" performance goal was achieved with respect to the portion of the LTIP units eligible to be earned based on TSR relative to NYC peers. Earned LTIP units will vest 100% for Messrs. Holliday and Mathias on December 31, 2022, and 50% on each of December 31, 2022 and December 31, 2023 for Messrs. DiLiberto and Levine, subject, in each case, to continued employment. See "—Compensation Discussion and Analysis—Our 2021 Executive Compensation Program" and "—Compensation Discussion and Analysis—Other Compensation Policies and Information—Outstanding Annual Equity Award Performance Summary (2019-2021)" for a description of the terms of these performance-based awards and the Company's estimated performance as of December 31, 2021.

(4) Reflects awards of Class O LTIP units. The conversion threshold for the Class O LTIP units, which is equivalent to the exercise price for a stock option, was determined by reference to the fair market value under our Fourth Amended and Restated 2005 Stock Option and Incentive Plan of one share of our common stock on each applicable grant date. See "—Other Compensation Policies and Information— Other Matters— LTIP units and Class O LTIP units" for a description of Class O LTIP units.

2021 Option Exercises and Stock Vested

The following table sets forth certain information with respect to the exercise of stock options and the vesting of stock, including restricted stock, restricted stock units, LTIP units and similar instruments for each named executive officer during the fiscal year ended December 31, 2021.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Marc Holliday	—	—	126,686	$8,916,215
Andrew Mathias	—	—	112,020	$7,917,861
Matthew J. DiLiberto	—	—	12,211	$ 766,703
Andrew S. Levine	—	—	33,374	$2,085,464

(1) Amounts reflect the market value of the stock on the day the stock vested.

2021 Nonqualified Deferred Compensation

The following table sets forth certain information regarding non-tax qualified compensation deferred during the year ended December 31, 2021. All of the information below relates to notional stock units that we granted to certain of our named executive officers pursuant to employment agreements we had entered into with them. Pursuant to these employment agreements, we agreed to grant notional stock units with a specified value to certain of our named executive officers each year, which are subject to vesting based on continued employment for the following year. Once vested, these notional stock units represent a contingent right to receive the value of one share of our common stock. Under the terms of the deferred compensation agreements, each participant is also entitled to dividend equivalent rights, to be paid in cash on a current basis, equal to the amount per share of any cash dividend we declare, multiplied by the total number of notional units held by such participant as of the record date for such dividend. Vested notional stock units are settled in cash no later than 30 days following the earliest of (i) the executive's death, (ii) the date of the executive's separation from service with us and (iii) the effective date of a change in control.

Under the employment agreements with our Named Executive Officers that were in effect during 2021 and the new employment agreements entered into in December 2021 that became effective in 2022, we have eliminated nonqualified deferred compensation.

Executive	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1][2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[1][4]
Marc Holliday	—	—	$995,275	$223,301	$4,537,880
Andrew Mathias	—	—	$620,252	$139,161	$2,827,992
Matthew J. DiLiberto	—	—	—	—	—
Andrew S. Levine	—	—	—	—	—

(1)   Awards of notional units constitute "Stock Awards" for purposes of the Summary Compensation Table, and, as a result, the full grant date fair value of these awards computed in accordance with ASC 718, as of the grant date of such awards, are included in the "Stock Awards" column of the Summary Compensation Table for the year in which they were granted. The right to receive dividend equivalents was factored into the determination of the grant date fair value, which means that the value of the dividend equivalents included in "Aggregate Earnings in Last FY" was effectively already included in the Summary Compensation Table.

(2)   The amounts in this column represent the increase or decrease in value of vested notional units from December 31, 2020 through December 31, 2021, as calculated based on the closing stock price on the NYSE of one share of our common stock on December 31, 2020 compared to the closing stock price on the NYSE of one share of our common stock on December 31, 2021, plus the aggregate value of dividend equivalent rights paid with respect to all vested and unvested notional units held by each executive during 2021.

(3)   Represents the aggregate value of dividend equivalent rights paid with respect to all vested and unvested notional units held by each executive during 2021.

(4)   Based on a per share price of $73.89, which was the closing stock price on the NYSE of one share of our common stock on December 31, 2021.

Potential Payments Upon Termination or Change in Control

We have contractual arrangements with our named executive officers that provide for payments, acceleration of vesting or other benefits to our named executive officers upon a termination of employment in certain circumstances or upon a change in control. These include our employment agreements with our named executive officers, our performance-based equity awards and our stock options and Class O LTIP Units. The discussion below describes these contractual arrangements in greater detail.

Employment Agreements

During 2021, we had employment agreements with all of our named executive officers. All of the employment agreements with our named executive officers provided for, among other things, severance payments and benefits and acceleration of equity awards in connection with the termination of employment in certain circumstances. In return, each of our named executive officers agreed to non-compete, non-solicitation, non-interference and confidentiality provisions. The table below summarizes the material terms of our employment agreements with our named executive officers, as in effect during 2021, which are identical to the terms of each executive's current employment agreement.

	Marc Holliday	Andrew Mathias	Matthew J. DiLiberto	Andrew S. Levine
Term[1]	1/18/22 – 1/17/25	1/1/22 – 12/31/23	1/1/21 – 1/1/23	1/1/22 – 1/1/25
Annual Salary	$1.25M	$950K	$575K	$580K
Formulaic Annual Cash Bonus[2]	50-300% base salary	50-250% base salary	None	None
Performance-Based LTIP Units	$7.5M (Target)[3]	$6.0M (Target)[3]	None	None
Time-Based LTIP Units	$4.5M (Target)[4]	$3.5M (Target)[4]	31,020[5]	$1.3M (Target)[4]
Other Benefits	$10M of life insurance	None	None	None
Severance Benefits without Change-in- Control ("CiC") and (in connection with a CiC)[6]	If the executive's employment is terminated by us without Cause or by the executive for Good Reason during the term, the executive will be entitled to the following payments or benefits, subject to the effectiveness of a mutual release. *(For all executives, a Section 280G modified cut-back will apply in connection with a termination in connection with or within 18 months after a CiC.)*[9]			
	• 2.0x / 1.5x the sum of base salary, maximum formulaic bonus and target value of annual time-based equity award *(if CiC: 3.0x / 2.5x the sum of base salary, average annual bonus for prior two years and target value of annual time-based award)* • Pro-rata bonus and pro-rata portion of target value of annual time-based award for partial year • Acceleration of all unvested time-based equity awards • Class O LTIP unit/option exercise period extended to second January 1st following termination • 24 *(36 if CiC)* / 18 *(30 if CiC)* months of benefit continuation payments		• 1x *(2x if CiC)* current annual base salary and average annual bonus[7] • Pro-rata bonus for partial year (if termination prior to June 30, otherwise full amount of average annual bonus)[8] • Acceleration of all unvested equity awards (other than annual performance-based awards) • Option exercise period extended to second January 1st following termination • 12 *(24 if CiC)* months of benefit continuation / payments	• 1x *(2x if CiC)* the sum of base salary and average annual bonus for prior two years • The target value of the annual time-based equity awards to be granted in January 2023 and 2024, to the extent not yet granted • Pro-rata bonus for partial year • Acceleration of all unvested time-based equity awards • Class O LTIP unit/ option exercise period extended to second January 1st following termination • 12 *(24 if CiC)* months of benefit continuation payments

	Marc Holliday	Andrew Mathias	Matthew J. DiLiberto	Andrew S. Levine
Death / (Disability)[6]	If the executive's employment is terminated by us upon death or disability during the term, the executive will be entitled to all of the following payments or benefits, plus additional benefits in the case of disability, subject *(in the case of disability)* to the effectiveness of a mutual release:			
	• *(If Disability: 1x the sum of base salary, maximum formulaic bonus and target value of annual time-based equity award)* • Pro-rata bonus for partial year • Pro-rated target value of the annual time-based equity awards • Acceleration of all unvested equity awards (other than performance-based awards) • Class O LTIP unit/option exercise period extended to second January 1st following termination • Payments/benefits to Mr. Holliday are reduced by life insurance benefit • *(If Disability: 36 months of benefit continuation/ payments)*		• *(If Disability: 1x current annual base salary and bonus)*[7] • Pro-rata bonus for partial year (if termination prior to June 30, otherwise full amount of average annual bonus)[8] • Partial acceleration of unvested equity awards (other than annual performance-based awards)[10] • *(If Disability: 36 months of benefit continuation / payments)*	• *(If Disability: 1x the sum of base salary and average annual bonus for prior two years)* • Pro-rata bonus for partial year • Pro-rated target value of the annual time-based equity awards (upon termination prior to January 2024 grant) • Acceleration of all unvested equity awards (other than performance-based awards) • Class O LTIP unit/ option exercise period extended to second January 1st following termination • *(If Disability: 36 months of benefit continuation / payments)*
Post-Change-in-Control Compensation	Upon a Change-in-Control, for pro-rata payments, and while employed for periods following a Change-in-Control, in lieu of the base salary, annual bonus, and the equity awards described above, each executive will be entitled to the following:			
	• Pro-rata bonus based on average annual bonus for prior two years and pro-rata portion of target value of annual time-based award for partial year prior to Change-in-Control • Annual cash salary equal to the sum of prior base salary, prior year cash bonus and target value of annual time-based and performance-based equity awards		• Annual cash salary equal to the sum of the annual base salary in effect prior to the Change-in-Control plus average of annual bonuses earned for prior three years and equity awards (other than those granted under outperformance plans) that vested during the most recent fiscal year prior to the Change-in-Control.	• Pro-rata bonus for partial year prior to Change-in-Control based on average annual bonus for prior two years • Annual cash salary equal to the sum of prior base salary, prior year cash bonus and, beginning in the year following the most recent grant of a time-based equity award, target value of annual time-based equity awards

	Marc Holliday	Andrew Mathias	Matthew J. DiLiberto	Andrew S. Levine
Restrictive Covenants	The executive agreed to the following covenants:			
	Noncompetition with us for 12 months following termination (6 months if employment is terminated in connection with or within 18 months after a Change-in-Control). Non-solicitation, non-disparagement, non-interference and litigation cooperation covenants also apply.			Noncompetition with us for 6 months after termination unless employment is terminated upon non-renewal of the agreement. Non-solicitation, non-disparagement, non-interference and litigation cooperation covenants also apply.

(1)   The terms automatically renew for one year for Messrs. Holliday and Mathias, and six months for Mr. DiLiberto unless either party provides advance written notice of non-renewal.

(2)   Messrs. Holliday and Mathias are eligible to participate in an annual formulaic cash bonus program pursuant to which they will be able to earn from 50-300% and 50-250%, respectively, of their base salary based on the achievement of specific goals established in advance by the Committee. Messrs. DiLiberto and Levine may be awarded a bonus in an amount determined by the Committee.

(3)   Each of Messrs. Holliday and Mathias are entitled to receive annual awards of performance-based LTIP units with the target values set forth in the table above. See "Executive Compensation—Compensation Discussion and Analysis—Our 2021 Executive Compensation Program" for details regarding the structure of these awards for 2021. A summary of the terms applicable to these awards in connection with a termination of the executive's employment is set forth below.

(4)   Each executive is eligible to receive an annual grant of LTIP units subject to time-based vesting conditions. See "Executive Compensation—Compensation Discussion and Analysis—Our 2021 Executive Compensation Program" for details regarding the structure of these awards for 2021. A summary of the terms applicable to these awards in connection with a termination of the executive's employment is set forth below.

(5)   See "Executive Compensation Tables – Outstanding Equity Awards at Fiscal Year-End 2021."

(6)   Performance-based equity awards will be treated in accordance with their terms. See table below for relevant terms to be included in performance-based LTIP units granted pursuant to the employment agreements.

(7)   Calculated based on the sum of (i) annual base salary in effect immediately prior to the Change-in-Control, plus (ii) average annual cash bonuses (including any portion of the annual cash bonus paid in the form of equity awards, but excluding any annual or other equity awards made other than as payment of a cash bonus) paid for the three most recently completed fiscal years. In connection with a Change-in-Control, Mr. DiLiberto is entitled to two times the foregoing sum.

(8)   Bonus is for the year in which employment is terminated (and a bonus for the prior year if such bonus had not yet been determined), subject to proration for the bonus payable for the year in which termination occurs if such termination occurs on or before June 30, based on average annual cash bonus for three most recently completed fiscal years.

(9)   In the event that any payment or benefit constitutes an excess "parachute payment" under Section 280G of the IRC subject to an excise tax, the executive will not be entitled to a tax gross-up payment; however, the executive's payments and benefits would be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater after-tax benefit to the executive.

(10) Full acceleration of vesting of any unvested equity awards granted in lieu of cash bonuses and 12 months of additional vesting of other outstanding equity awards (other than annual performance-based awards).

The terms Cause, Good Reason and Change-in-Control, as used above, are specifically defined in each executive's employment agreement. For Messrs. Holliday and Mathias, the term Cause is defined to include a non-renewal of the term of the employment agreement, provided that the cash severance multiple in such instance would be 1.0x instead of 2.0x for Mr. Holliday and 1.5x for Mr. Mathias. The summary above is qualified in its entirety by reference to the copies of the employment agreements with our named executive officers, which have been previously filed by us with the SEC, as referenced in our Form 10-K for the year ended December 31, 2021, and are incorporated herein by reference.

Performance-Based Equity Awards

The table below summarizes the treatment of our annual performance-based equity awards, including those granted in 2020 and 2021 that were outstanding at December 31, 2021 (the "Annual Performance-Based Awards"), in connection with a change-in-control and various hypothetical termination scenarios for our named executive officers.

	Annual Performance-Based Awards		
	Change-in-Control ("CiC")	Change-in-Control & Termination Without Cause or For Good Reason[1]	Death/Disability & Termination Without Cause or For Good Reason[1]
Holliday / Mathias Awards	• If one-year performance period ends early, Operational Component deemed achieved at target, subject to Absolute TSR modifier • Relative Component determined as of date of CiC • Earned awards remain subject to time-based vesting	• If one-year performance period ends early, Operational Component deemed achieved at maximum (200%), subject to Absolute TSR modifier • Relative Component determined as of date of CiC • Earned awards vest in full	• Performance calculated as of end of performance period • Earned awards fully vested
DiLiberto / Levine Awards	• If one-year performance period ends early, Operational Component deemed achieved at target, subject to Absolute TSR modifier • Relative Component determined as of date of CiC • Earned awards remain subject to time-based vesting	• If one-year performance period ends early, Operational Component deemed achieved at target, subject to Absolute TSR modifier • Relative Component determined as of date of CiC • Earned awards vest in full	• Performance calculated as of end of performance period • Earned awards fully vest, subject to proration such that no units vest if termination occurs during the first year, one-third vest if the termination occurs during the second year and two-thirds will vest if the termination occurs during the third year

(1)   Accelerated vesting under the Annual Performance-Based Awards is generally subject to the effectiveness of a mutual release, except in upon a termination as a result of death or in connection with or within 18 months after a change in control.

Hypothetical Illustration of Payments upon Termination or Change in Control

The following tables show the potential payments and estimated value of the benefits that our named executive officers would have been entitled to receive upon a termination of their employment by us without cause or by them for good reason or upon the death or disability as of December 31, 2021. Our named executive officers would not have been entitled to any payments or benefits other than those already accrued in the event of a termination of their employment by us for cause or by them without good reason (including upon retirement). The types of events constituting cause, good reason, disability and a change in control may differ in some respects among the different arrangements providing for benefits to the named executive officers; however, for consistency in presentation, the payments and estimated value of benefits have been grouped together based on these concepts without regard for any such differences. The potential payments and estimated values set forth below are based on the terms of the employment agreements in effect as of December 31, 2021.

Marc Holliday

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death[1]
Pro-Rata Bonus	$ 6,577,785	$ 6,577,785	$ 6,577,785	$ 6,577,785
Cash Severance	$19,000,000	$ 28,500,000	$ 9,500,000	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$25,315,970	$ 40,820,161	$25,315,970	$25,315,970
Benefits Continuation[4]	$ 161,496	$ 242,245	$ 242,245	—

Andrew Mathias

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death
Pro-Rata Bonus	$ 4,843,479	$ 4,843,479	$ 4,843,479	$ 4,843,479
Cash Severance	$10,237,500	$ 17,062,500	$ 6,825,000	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$19,951,113	$ 32,354,618	$19,951,113	$19,951,113
Benefits Continuation[4]	$ 90,288	$ 150,479	$ 180,575	—

Matthew J. DiLiberto

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death
Pro-Rata Bonus	$ 1,836,667	$ 1,836,667	$ 1,836,667	$ 1,836,667
Cash Severance	$ 2,411,667	$ 4,823,334	$ 2,411,667	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$ 2,606,519	$ 4,824,795	$ 1,460,485	$ 1,460,485
Benefits Continuation[4]	$ 45,307	$ 90,613	$ 135,920	—

Andrew S. Levine

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/ Change in Control	Disability	Death
Pro-Rata Bonus	$ 1,125,000	$ 1,125,000	$ 1,125,000	$ 1,125,000
Cash Severance	$ 1,755,000	$ 3,510,000	$ 1,755,000	—
Stock Option / Class O LTIP Unit Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$ 2,975,821	$ 4,966,960	$ 2,975,821	$ 2,975,821
Benefits Continuation[4]	$ 45,434	$ 90,868	$ 136,601	—

(1) As we maintained life insurance policies for the benefit of the beneficiaries of Mr. Holliday in the amount of $10 million, as of December 31, 2021, the amount of the payments and benefits to be received by Mr. Holliday in the event of a termination upon death will be reduced by these amounts in accordance with his employment agreement.

(2) Represents the value of the stock options or Class O LTIP units, if any, that would vest. Assumes that the per share value of the stock options or Class O LTIP units that vest equals (i) $73.89 per share, which was the closing price on the NYSE of one share of our common stock on December 31, 2021, less (ii) the exercise price per share of such stock options or the conversion threshold of such Class O LTIP units.

(3) Represents the value of the LTIP units, if any, that would vest based on a price of $73.89 per unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2021. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock. Does not include performance-based LTIP units that would only vest to the extent earned based on the achievement of performance-based vesting criteria through the end of the performance period. Based on our performance as of December 31, 2021, our named executive officers would have (i) earned a portion of the performance-based LTIP units granted in 2020

and 2021 subject to operational performance hurdles, (ii) earned a portion of the performance-based LTIP units granted in 2020 subject to relative TSR performance and (iii) earned a portion of the LTIP units granted in 2021 subject to relative TSR performance hurdles. See "—Compensation Discussion and Analysis—Other Compensation Policies and Information—Outstanding Annual Equity Award Performance Summary (2019-2021)."

(4)   Benefits continuation amounts are based on the actual expense for financial reporting purposes for the year ended December 31, 2021 for covering an employee under each our group health plans for the entire year, assuming that the employee elected family coverage under each of these plans, less the minimum contribution required by employees participating in these plans.

In the event a change in control had occurred on December 31, 2021 without the termination of the employment of our named executive officers, Messrs. Holliday, Mathias and Levine would have been entitled to the pro-rata bonus payments set forth in the table above. In addition, TSR performance would have been measured pursuant to the Annual Performance-Based Awards, which would have resulted in all of the awards granted in 2020 subject to the absolute TSR modifier being forfeited and a portion of the awards granted in 2020 and 2021 subject to relative TSR also being forfeited. A portion of the performance-based LTIP units granted in 2020 and 2021 subject to the absolute TSR modifier and relative TSR performance would have been earned and would have remained subject to vesting based on continued employment, as described above. The number of LTIP units earned in such event for each of our named executive officers is as follows: Mr. Holliday – 196,760; Mr. Mathias – 157,410; Mr. DiLiberto – 14,576; and Mr. Levine – 14,576. Upon earning these additional LTIP units, each of our named executive officers would have been entitled to cash payments and distributions with respect to the following number of such LTIP units equal to (i) $7.7937 per unit granted in 2020: Mr. Holliday – 59,806; Mr. Mathias – 47,844; Mr. DiLiberto – 4,429; and Mr. Levine – 4,429 and (ii) $3.6471 per unit granted in 2021: Mr. Holliday – 136,954; Mr. Mathias – 109,566; Mr. DiLiberto – 10,147; and Mr. Levine – 10,147. In each case, these amounts equal the amounts that would have been received if such LTIP units had been entitled to receive full distributions from the beginning of the applicable performance period.

The amounts described above do not include payments and benefits to the extent they have been earned prior to the termination of employment or change in control or are provided on a non-discriminatory basis to salaried employees upon termination of employment. These include: accrued salary and vacation pay; earned and accrued, but unpaid, bonuses; distribution of plan balances under our 401(k) plan; life insurance proceeds in the event of death; and disability insurance payouts in the event of disability. All of the cash severance payments described below are to be made as lump sum payments at the time of termination; provided that, to the extent necessary to avoid the imposition of an additional tax under Section 409A of the IRC, the payments are to be delayed until six months after termination, during which time the payments will accrue interest at the rate of 5% per annum. As a result of provisions in the named executive officers' employment agreements, in the event that any payment or benefit to be paid or provided to an executive set forth above would have been subject to the excise tax under Sections 280G of the IRC, the payments and benefits to such executive would have been reduced to the extent necessary to avoid the imposition of such excise tax, but only if such reduction would result in a greater after-tax benefit to the executive. The amounts set forth in the table above have not been adjusted to reflect any such reduction that might be applicable.

Compensation Committee Interlocks and Insider Participation

Lauren B. Dillard (Chair), John H. Alschuler, Edwin T. Burton, III and John S. Levy each served on the Compensation Committee during 2021. There are no Compensation Committee interlocks and none of our employees is a member of our Compensation Committee.

Pay Ratio Disclosure Rule

Pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule requiring annual disclosure of the ratio of the median employee's annual total compensation to the total annual compensation of the principal executive officer, or PEO. The PEO of our Company is Mr. Holliday.

For 2021, the annual total compensation of Mr. Holliday, our PEO, of $21,088,057, as shown in the Summary Compensation Table above, was approximately 304 times the annual total compensation of $69,449 of a median employee calculated in the same manner. We identified the median employee using the annual base salary and target annual cash incentive compensation, as of December 31, 2021, plus any long-term equity incentive awards granted in 2021 for all individuals (excluding our PEO) who were employed by us on December 31, 2021, the last day of our payroll year, whether employed on a full-time or part-time basis.

As of December 31, 2021, 597 of our 931 employees were hourly-paid employees involved in building operations, all of whom are subject to collective bargaining agreements. If these employees were not included for purposes of identifying our median employee, the annual total compensation of a median employee would be $125,475 and the annual total compensation of our PEO would be approximately 168 times such amount.

AUDIT COMMITTEE MATTERS

AUDIT COMMITTEE REPORT

The following report of the Audit Committee of the Board will not be deemed to be incorporated by reference in any previous or future documents filed by us with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference in any such document.

Our Audit Committee oversees our financial reporting process on behalf of the Board, in accordance with our Audit Committee Charter. Management has the primary responsibility for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. In fulfilling its oversight responsibilities, our Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2021 filed by the Company with management.

Our Audit Committee reviewed and discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed with the Audit Committee by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. Our Audit Committee received from Ernst & Young LLP the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP their independence.

Based on the review and discussions referred to above, our Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2021 filed by the Company.

The members of our Audit Committee are not engaged professionally in the practice of auditing or accounting. Committee members rely, without independent investigation or verification, on the information provided to them and on the representations made by management and our independent registered public accounting firm. Accordingly, our Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our Audit Committee's considerations and discussions referred to above do not assure that the audit of our financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board, that the financial statements are presented in accordance with accounting principles generally accepted in the U.S. or that our registered public accounting firm is in fact independent.

Submitted by our Audit Committee

Edwin T. Burton, III (Chair)   **Betsy S. Atkins**   **Lauren B. Dillard**   **Craig M. Hatkoff**

PROPOSAL 3 ──────────

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed the accounting firm of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2022. Stockholder ratification of the appointment of Ernst & Young LLP is not required by law, the NYSE or the Company's organizational documents. However, as a matter of good corporate governance, the Board has elected to submit the appointment of Ernst & Young LLP to the stockholders for ratification at the 2022 annual meeting. Even if the appointment is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If our stockholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of an independent registered public accounting firm. Ernst & Young LLP has served as our independent registered public accounting firm since our formation in June 1997 and is considered by our management to be well-qualified. Ernst & Young LLP has advised us that neither it nor any member thereof has any financial interest, direct or indirect, in the Company or any of our subsidiaries in any capacity.

A representative of Ernst & Young LLP will virtually attend the annual meeting, will be given the opportunity to make a statement at the annual meeting if he or she so desires and will be available to respond to appropriate questions.

A majority of all of the votes cast with respect to this proposal is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022. Abstentions do not constitute a vote "for" or "against" and will not be counted as "votes cast". Therefore, abstentions will have no effect on this proposal.

> **The Board unanimously recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**
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PRE-APPROVAL POLICIES AND PROCEDURES OF OUR AUDIT COMMITTEE

Our Audit Committee must pre-approve all audit services and permissible non-audit services provided by our independent registered public accounting firm, except for any de minimis non-audit services. Non-audit services are considered de minimis if: (1) the aggregate amount of all such non-audit services constitutes less than five percent of the total amount of revenues we paid to our independent registered public accounting firm during the fiscal year in which they are provided; (2) we did not recognize such services at the time of the engagement to be non-audit services; and (3) such services are promptly brought to our Audit Committee's or any of its members' attention and approved by our Audit Committee or any of its members who has authority to give such approval prior to the completion of the audit. None of the fees reflected below were incurred as a result of non-audit services provided by our independent registered public accounting firm pursuant to this de minimis exception. All services provided by Ernst & Young LLP in 2021 were pre-approved by our Audit Committee. Our Audit Committee may delegate to one or more of its members who is an independent director the authority to grant pre-approvals.

FEE DISCLOSURE

	2021 ($)	2020 ($)
Audit Fees	3,272,000	3,364,000
Audit-Related Fees	89,000	71,000
Tax Fees	—	—
All Other Fees	—	—
TOTAL	3,361,000	3,435,000

Audit Fees

Fees, including out-of-pocket expenses, for audit services totaled approximately $3,272,000 in fiscal year 2021 and $3,364,000 in fiscal year 2020. Audit fees include fees associated with our annual audits and related reviews of our annual reports on Form 10-K and quarterly reports on Form 10-Q. In addition, audit fees include Sarbanes-Oxley Section 404 planning and testing, fees for joint venture audits, and services relating to public filings in connection with our preferred and common stock and debt offerings and certain other transactions. Our joint venture partners paid their pro rata share of any joint venture audit fees. Audit fees also include fees for accounting research and consultations.

Audit-Related Fees

Fees for audit-related services totaled approximately $89,000 in 2021 and $71,000 in 2020. The audit-related services principally include fees for operating expense audits and agreed-upon procedures projects.

Tax Fees

There were no fees for tax services, including tax compliance, tax advice and tax planning, in either 2021 or 2020.

All Other Fees

There were no fees for other services not included above in either 2021 or 2020.

Our Audit Committee considers whether the provision by Ernst & Young LLP of any services that would be required to be described under "All Other Fees" would be compatible with maintaining Ernst & Young LLP's independence from both management and the Company.

OTHER PROPOSALS

APPROVAL OF THE FIFTH AMENDED AND RESTATED 2005 STOCK OPTION AND INCENTIVE PLAN

On April 21, 2022, the Board voted to amend and restate our Fourth Amended and Restated 2005 Stock Option and Incentive Plan (the "Fourth Amended 2005 Plan") to increase the number of Fungible Units (as defined below) available for issuance thereunder and make certain other amendments. At our annual meeting, the stockholders are being asked to vote on a proposal to approve the adoption of our Fifth Amended and Restated 2005 Stock Option and Incentive Plan (the "Fifth Amended 2005 Plan").

Why You Should Vote for the Amendment and Restatement of Our Equity Plan

Reasonable Plan Cost
- Permits continued alignment of interests through use of equity compensation
- Reasonable number of additional shares requested – 5,180,000 fungible units = 2,000,000 full-value awards
- Awards would not have a substantially dilutive effect (issuance of all full-value awards = less than 3% of shares outstanding)
- Estimated duration of approximately three years

Responsible Grant Practices
- 1.52% three-year average burn rate – below ISS industry standard of 2.24%
- All full-value equity awards for our CEO have vesting of at least three years and 62.5% of our CEO's full-value awards for 2021 were performance-based (in each case, other than equity awards granted in lieu of cash for annual bonus)
- Clawback policy applies to equity awards
- Robust performance-based hurdles used for equity awards
- Robust stock ownership guidelines

Stockholder-Friendly Plan Features
- No single trigger change in control vesting acceleration
- No repricing permitted without stockholder approval
- Stockholder approval required to increase the share reserve (i.e., no "evergreen" feature)
- No dividends or distributions paid on unearned performance-based awards

> **The Board unanimously recommends a vote "FOR" the approval of our Fifth Amended and Restated 2005 Stock Option and Incentive Plan.**

SHARES AVAILABLE FOR ISSUANCE

The Fifth Amended 2005 Plan increases the reserved number of units used for purposes of the Fourth Amended 2005 Plan to determine the number of shares that may be subject to awards thereunder (the "Fungible Units") by 5,180,000 Fungible Units. As of March 31, 2022, there were no Fungible Units available under our Fourth Amended 2005 Plan. In addition, as of the same date, if all of the LTIP units that we granted pursuant to the Fourth Amended 2005 Plan subject to performance-based vesting conditions were earned, we would not have reserved shares of stock under our Fourth Amended 2005 Plan with respect to 283,808 of those LTIP units. The Fungible Units represent the baseline for the number of shares of common stock available for issuance under our Fourth Amended 2005 Plan from which, as described in more detail below, different types of awards are counted differently against the Fungible Unit limit. By increasing the reserved Fungible Units, we will be able to continue to use equity awards to attract, retain and motivate employees and we will have sufficient Fungible Units to reserve shares with respect to all of the LTIP units that could be earned under the Fourth Amended 2005 Plan subject to performance-based vesting conditions.

We believe that having an equity plan in place with a sufficient number of shares is critical to our ability to attract, retain and motivate employees in a highly competitive marketplace and ensure that our executive compensation is structured in a manner that aligns the executives' interests with our success. If our stockholders approve this increase in the Fungible Units for grants under the Fifth Amended 2005 Plan, we anticipate we will have sufficient shares to provide equity awards to attract, retain and motivate employees for approximately the next three years.

As of the record date for the annual meeting, March 31, 2022, there were an aggregate of 69,279,396 shares of common stock and common operating partnership units outstanding. In addition, as of March 31, 2022, the number of securities to be issued upon the exercise of outstanding options, warrants and unvested full value awards for which we have reserved shares under our Fourth Amended 2005 Plan is equal to 2,362,245, which consists of (i) 388,000 shares of common stock issuable upon the exercise of outstanding options, which amount includes Class O LTIP units (all of which options and Class O LTIP units are vested and exercisable), (ii) 851,255 unvested shares of restricted common stock and unvested LTIP units that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to us for redemption and acquired by us for shares of our common stock and (iii) 1,122,990 shares of common stock reserved in connection with LTIP units that could be earned, subject to performance-based vesting. The weighted average exercise price and term of the outstanding options in clause (i) above is $93.94 and 2.3 years, respectively. The number of shares in clause (iii) above includes the number of shares of common stock that would be issuable if 2020 and 2021 performance-based LTIP unit awards were fully earned and 2022 awards were earned at target; we have not reserved 283,808 shares that could become issuable if all outstanding performance-based LTIP unit awards are earned at the maximum possible level. No awards other than the foregoing were outstanding as of March 31, 2022, under any of our existing or prior equity compensation plans, except for vested full value awards (phantom stock units and vested LTIP units that have not yet been settled for shares of common stock).

BURN RATE

The following table sets forth information regarding historical awards granted and earned for the 2019 through 2021 period, and the corresponding burn rate, which is defined as the number of shares subject to stock awards granted (or, for awards subject to performance based vesting, earned) in a fiscal year divided by the weighted average common shares outstanding for that fiscal year, for each of the last three fiscal years:

	2021	2020	2019
Stock options granted	0	0	0
Time-based full-value shares and units granted[1]	728,738	202,257	497,326
Performance-based full-value shares and units earned during the year[2]	250,290	0	0
Total time-based full-value awards granted and performance-based full-value awards earned	979,028	202,257	497,326
Adjusted full-value awards granted/earned[3]	1,958,056	404,514	994,652
Total Awards Granted/Earned[4]	1,958,056	404,514	994,652
Weighted average common shares/units outstanding during the fiscal year[5]	69,727,000	74,493,000	81,332,000
Annual Burn Rate	2.81%	0.54%	1.22%

(1)   For each year, includes the number of LTIP Units and shares of common stock granted during such year that were vested or subject to vesting solely based on the grantee's continued employment through one or more vesting dates.

(2)   For each year, includes the number of LTIP Units and shares of common stock earned during such year based on the achievement of performance-based vesting criteria.

(3)   Represents: (i) the sum of time-based full-value awards granted during the year and performance-based full-value awards earned during the year multiplied by (ii) 2.0, which is a multiplier that is intended to reflect the greater value delivered by full-value awards as compared to option awards and be useful in comparing burn rates among companies that may utilize different forms of equity awards.

(4)   Total Awards Granted/Earned represents the sum of Stock Options Granted and Adjusted Full-Value Awards Granted/Earned.

(5) For each year, represents the weighted average number of shares of our common stock and common units, including LTIP Units, in our operating partnership outstanding during the year. Because we are a real estate investment trust that conducts substantially all of its operations through an operating partnership, we include both shares of our common stock and common units in our operating partnership in the share count for purposes of calculating our burn rate. Each common unit is redeemable at the election of the holder for, at our option in our capacity as general partner of our operating partnership: (i) cash equal to the then fair value of one share of our common stock; or (ii) one share of our common stock.

SUMMARY OF MATERIAL AMENDMENTS

The following is a brief summary of the material amendments that are included in the Fifth Amended 2005 Plan:

- The maximum number of Fungible Units available under the Fourth Amended 2005 Plan will be increased under the Fifth Amended 2005 Plan by 5,180,000 Fungible Units from 27,030,000 Fungible Units to 32,210,000 Fungible Units. If the Fifth Amended 2005 Plan is approved by stockholders, the additional 5,180,000 Fungible Units will represent 2,000,000 shares of common stock that could be granted pursuant to full-value awards based on the 2.59 to 1 Fungible Unit-to-full value award conversion ratio in the Fifth Amended 2005 Plan. Based solely on the closing price of our common stock as reported on the NYSE on April 18, 2022, the maximum aggregate market value of those 2,000,000 shares of common stock is $147,000,000.

- The ratios governing the number of Fungible Units used by the different types of awards that may be granted under the Fifth Amended 2005 Plan will be changed for awards granted after the date the Fifth Amended 2005 Plan is approved. Under the Fifth Amended 2005 Plan, an award that delivers the full-value of the underlying shares ("Full-Value Award") granted after the effective date of the Fifth Amended 2005 Plan will be counted as 2.59 Fungible Units per share. Additionally, stock options, stock appreciation rights, Class O LTIP units and other awards granted after the effective date of the Fifth Amended 2005 Plan that do not deliver the full-value of the underlying shares and that expire five years from the date of grant will be counted as 0.84 Fungible Units per share.

- The term of the Fifth Amended 2005 Plan will be extended from its current expiration date until June 1, 2032, which is ten years from the date of the annual meeting.

SUMMARY OF THE PROVISIONS OF OUR FIFTH AMENDED AND RESTATED 2005 STOCK OPTION AND INCENTIVE PLAN

The following summary of the Fifth Amended 2005 Plan is qualified in its entirety by the specific language of the plan, a copy of which is attached hereto as Appendix A.

Effective Date of Plan

The Fifth Amended 2005 Plan was approved by our Board of Directors on April 21, 2022. Awards of incentive options may be granted under the Fifth Amended 2005 Plan until the tenth anniversary of June 1, 2022. No other awards may be granted under the 2022 Plan after the date that is ten years from the date of stockholder approval.

Administration

Our Compensation Committee has the authority to administer and interpret the Fifth Amended 2005 Plan, to authorize the granting of awards, to determine the eligibility of a person to receive an award, to determine the number of shares of common stock to be covered by each award, to determine the terms, provisions and conditions of each award, to prescribe the form of instruments evidencing awards and to take any other actions and make all other determinations that it deems necessary or appropriate. Our Compensation Committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. Nevertheless, grants to members of our Compensation Committee will be made and administered by the Board rather than our Compensation Committee. References below to our Compensation Committee include a reference to the Board for those awards with respect to which the Board acts as administrator. Our Compensation Committee, in its discretion, may delegate to our Chief Executive Officer all or part of our Compensation Committee's authority and duties with respect to awards to be granted to our employees, subject to certain limitations and guidelines as provided by the Compensation Committee; however, our Compensation Committee may not delegate its authority and duties with respect to awards that have been, or will be, granted to certain of our officers.

Available Shares

Subject to adjustments upon certain corporate transactions or events, awards with respect to up to a maximum of 32,210,000 Fungible Units (the "Fungible Pool Limit") may be granted under the Fifth Amended 2005 Plan, 31,474,937 of which would remain available for new awards if we were to reserve 735,063 Fungible Units with respect to the 283,808 LTIP units that could be earned under the Fourth Amended 2005 Plan subject to performance-based vesting conditions, if all outstanding performance-based LTIP unit awards are earned at the maximum possible level. A Full-Value Award granted on or after the effective date of the Fifth Amended 2005 Plan will be counted as 2.59 Fungible Units per share subject to such award as opposed to 3.74 Fungible Units per share subject to such award granted on or after the effective date of the Fourth Amended 2005 Plan and prior to the effective date of the Fifth Amended 2005 Plan, 2.76 Fungible Units per share subject to such award for a Full-Value Award granted on or after the effective date of the Third Amended and Restated 2005 Stock Option and Incentive Plan (the "Third Amended 2005 Plan") and prior to the effective date of the Fourth Amended 2005 Plan and 1.65 Fungible Units per share subject to such award for a Full-Value Award granted on or after the effective date of the Second Amended and Restated 2005 Stock Option and Incentive Plan (the "Second Amended 2005 Plan") and prior to the effective date of the Third Amended 2005 Plan. A Full-Value Award granted prior to the effective date of the Second Amended 2005 Plan that vested or was granted based on the achievement of certain performance goals will be counted as 2.0 Fungible Units per share subject to such award and all other Full-Value Awards granted prior to the effective date of the Second Amended 2005 Plan will be counted as 3.0 Fungible Units per share. Stock options, stock appreciation rights, Class O LTIP units and other awards granted on or after the effective date of the Fifth Amended 2005 Plan that do not deliver the full-value of the underlying shares and expire five years from the date of grant will be counted as 0.84 Fungible Units per share. Such awards granted on or after the effective date of the Fourth Amended 2005 Plan and prior to the effective date of the Fifth Amended 2005 Plan will be counted as 0.73 Fungible Units per share, such awards granted on or after the effective date of the Third Amended 2005 Plan and prior to the effective date of the Fourth Amended 2005 Plan will be counted as 0.77 Fungible Units per share, such awards granted on or after the effective date of the Second Amended 2005 Plan and prior to the effective date of the Third Amended 2005 Plan will be counted as 0.79 Fungible Units per share and such awards granted prior to the effective date of the Second Amended 2005 Plan will be counted as 0.70 Fungible Units per share. All other awards will be counted as 1.0 Fungible Unit per share.

No award may be granted to any person who, assuming exercise of all options and payment of all awards held by such person, would own or be deemed to own more than 9.8% of the outstanding shares of our common stock. In addition, in any one year, no person may receive awards with respect to more than 700,000 shares of common stock, provided that this limit only applies to awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the IRC and the regulations promulgated thereunder. In addition, notwithstanding anything to the contrary in the Fifth Amended 2005 Plan, the value of all awards awarded under the Fifth Amended 2005 Plan and all other cash compensation paid by the Company as regular compensation to any non-employee director other than the Chairman or Lead Independent Director in any calendar year shall not exceed $500,000, as determined in accordance with FASB ASC 718 (or any successor provision) but excluding the impact of estimated forfeitures related to service-based vesting provisions.

If an option or other award granted under the Fifth Amended 2005 Plan expires or terminates, the common stock subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards by adding back Fungible Units to the Fifth Amended 2005 Plan using the same ratio that was in effect when the original awards were granted, except that the ratios for awards forfeited after the effective date of the Fifth Amended 2005 Plan shall not be less than the ratios in effect for such Awards as of the date of forfeiture. The following shares will not be added to the Fungible Pool Limit: (i) shares tendered or held back upon exercise of an option or settlement or vesting of an award to cover the exercise price or tax withholding, and (ii) shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right upon exercise thereof.

Eligible Persons

Our key employees, directors, officers, advisors, consultants or other personnel or other persons expected to provide significant services (of a type expressly approved by our Compensation Committee as covered services for these purposes) to us or our subsidiaries are eligible to be granted Options, Restricted Stock, Phantom Shares, Dividend Equivalent Rights and other equity-based awards under the Fifth Amended 2005 Plan. Eligibility for awards under the Fifth Amended 2005 Plan generally is determined by our Compensation Committee. As of April 18, 2022, approximately 262 individuals, inclusive of 246 employees who are not officers, eight non-employee directors, eight officers, and no consultants or other persons expected to provided services, are eligible to participate in the Fifth Amended 2005 Plan.

Awards Under the Fifth Amended 2005 Plan

Stock Options and Stock Appreciation Rights. The terms of specific options, including whether options shall constitute "incentive stock options" for purposes of Section 422(b) of the Internal Revenue Code, will be determined by our Compensation Committee of the Board. The exercise price of an option will be determined by our Compensation Committee and reflected in the applicable award agreement. The exercise price may not be lower than 100% (110% in the case of an incentive stock option granted to a 10% stockholder, if permitted under the Fifth Amended 2005 Plan) of the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the award agreement, which will not exceed ten years from the date of grant. Options will be exercisable at such times and subject to such terms as determined by our Compensation Committee; provided that, unless otherwise specified in an award agreement, options, whether or not otherwise exercisable, may be exercised if the grantee's service relationship is terminated on account of death or disability. Our Compensation Committee may also grant stock appreciation rights, which are options that permit the recipient to exercise the option without the payment of the exercise price and to receive shares of common stock with a fair market value equal to the excess of the fair market value of the shares with respect to which the option is being exercised over the exercise price of the option with respect to those shares. Any stock appreciation rights granted are subject to the same limitations as other options, including a maximum term of 10 years and an exercise price no lower than 100% of the fair market value of our common stock on the date of grant.

Restricted Stock. A restricted stock award is an award of shares of common stock that is subject to restrictions on transferability and such other restrictions, if any, as the Board or Compensation Committee may impose at the date of grant. Grants of restricted stock may be subject to vesting schedules as determined by our Compensation Committee. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, (i) a specified period of employment or the satisfaction of one or a combination of the performance goals set forth in Section 11 of the Fifth Amended 2005 Plan (which is attached hereto as Appendix A), or (ii) based on other goals established by our Compensation Committee. Unless otherwise provided in the applicable award agreement, upon a termination of employment or other service for cause or by the grantee for any reason, all shares of restricted stock still subject to restrictions will be forfeited. In addition, unless otherwise provided in an applicable award agreement, a participant granted restricted stock will have all the rights of a stockholder of our company, including the right to vote the shares and the right to receive any cash dividends currently. Dividends paid on all restricted stock will be at the same rate and on the same date as on shares of our common stock; provided that award recipients will be required to repay any cash dividends received on awards that are subject to performance-based vesting conditions unless and until such conditions have been met. Holders of restricted stock are prohibited from selling such shares until they vest.

Phantom Shares. Phantom shares will vest as provided in the applicable award agreement. A phantom share represents a right to receive the fair market value of a share of our common stock, or, if provided by our Compensation Committee, the right to receive the fair market value of a share of our common stock in excess of a base value established by our Compensation Committee at the time of grant. Phantom shares generally may be settled in cash or by transfer of shares of common stock (as may be elected by the participant or our Compensation Committee, as may be provided by our Compensation Committee at grant). Unless otherwise provided in the applicable award agreement, subject to elections by the grantee in accordance with the plan, the settlement date with respect to a phantom share is the first day of the month to follow the date on which the phantom share vests. Our Compensation Committee, under certain circumstances, may permit a participant to receive as settlement of the phantom shares installments over a period not to exceed ten years. In addition, our Compensation Committee may establish a program under which distributions with respect to phantom shares may be deferred for additional periods as set forth in the preceding sentence.

Dividend Equivalents. A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of common stock) of cash distributions made on shares of common stock otherwise subject to an award (e.g., an award of phantom shares); provided, however, that a dividend equivalent right may not be granted in connection with an award of options or stock appreciation rights. Our Compensation Committee may provide that amounts payable in the ordinary course with respect to dividend equivalents will be converted into cash or additional shares of common stock. Our Compensation

Committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate. A dividend equivalent granted with respect to an award subject to performance-based vesting conditions may not be payable unless and until such conditions have been met.

Cash-Based Awards. The Fifth Amended 2005 Plan will authorize the granting of awards payable in cash. Each cash-based award will specify a cash-denominated payment amount, formula or payment ranges as determined by our Compensation Committee.

Other Stock-Based Awards. The Fifth Amended 2005 Plan will authorize the granting of (i) other awards based upon the common stock, including shares based upon certain conditions, convertible preferred shares, convertible debentures and other exchangeable or redeemable securities or equity interests, and stock appreciation rights, (ii) limited-partnership or any other membership or ownership interests (which may be expressed as units, such as LTIP units or Class O LTIP units, or otherwise) in a subsidiary or operating or other partnership (or other affiliate of the company), with any shares issued in connection with the conversion of (or other distribution on account of) such interest subject to the Fungible Pool Limit and the other provisions of the Fifth Amended 2005 Plan, and (iii) awards valued by reference to book value, fair value or performance parameters relative to the company or any subsidiary or group of subsidiaries. Any awards subject to performance-based vesting conditions will not give the participant any right to receive cash dividends or dividend equivalent rights unless and until such conditions have been met.

Adjustments in General; Certain Change in Control Provisions

In the event of certain corporate reorganizations or other events, our Compensation Committee generally may make certain adjustments in its discretion to the manner in which the Fifth Amended 2005 Plan operates (including, for example, to the number of Fungible Units and shares of common stock available under the Fifth Amended 2005 Plan), and may otherwise take actions which, in its judgment, are necessary to preserve the rights of plan participants. Upon a change in control (as defined in the Fifth Amended 2005 Plan), our Compensation Committee generally may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control, if our Compensation Committee determines that the adjustments do not have an adverse economic impact on the participants, and certain other special provisions may apply.

Tax Withholding

Participants under the Fifth Amended 2005 Plan are responsible for the payment of any federal, state or local taxes, including those that we are required by law to withhold upon any option exercise or vesting of other awards. Subject to approval by the Compensation Committee, participants may elect to have the tax withholding obligations satisfied either by authorizing the Company to withhold shares of common stock to be issued pursuant to an option exercise or other award, or by transferring to the Company shares of common stock having a value up to the amount of such taxes. Alternatively, the Compensation Committee may provide in an award agreement that a participant is required to satisfy the tax withholding obligation by having shares of common stock withheld by the Company from the shares of common stock otherwise to be received, or require a participant to do so, subject to the participant's ability to elect to satisfy such liability in cash. Tax withholding may be in excess of the statutory withholding rate if doing so will not result in liability accounting under FASB ASC 718.

Amendment and Termination

We may grant awards under the Fifth Amended 2005 Plan until June 1, 2032, the 10th anniversary of the approval of the Fifth Amended 2005 Plan at the annual meeting. The Board generally may amend our plan as it deems advisable, except that no amendment may adversely affect a participant with respect to an award previously granted unless such amendment is required in order to comply with applicable laws. The Board, in its discretion, may determine to make any plan amendments subject to approval by our stockholders for purposes of complying with applicable stock exchange requirements, ensuring that compensation earned under awards qualifies as performance-based compensation under Section 162(m) of the Internal Revenue Code or ensuring that incentive stock options granted under the Fifth Amended 2005 Plan are qualified under Section 422 of the Internal Revenue Code. The Fifth Amended 2005 Plan provides that, to the extent required under the rules of any securities exchange or market system on which our common stock was listed, amendments would be subject to stockholder approval.

Repricing

Except in certain circumstances regarding corporate transactions, without prior stockholder approval, neither the Board nor the Compensation Committee may reduce the option price of outstanding options or stock appreciation rights or cancel, exchange, substitute, buyout or surrender outstanding options or stock appreciation rights in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Fifth Amended 2005 Plan. It does not describe all federal tax consequences under the Fifth Amended 2005 Plan, nor does it describe state, local, foreign or other tax consequences.

Incentive Stock Options

In general, neither the grant nor the exercise of an incentive stock option will result in taxable income to an option holder or a deduction for the Company. To receive special tax treatment as an incentive stock option under the Internal Revenue Code as to shares acquired upon exercise of an incentive stock option, an option holder must neither dispose of the shares within two years after the incentive stock option is granted nor within one year after the transfer of the shares to the option holder pursuant to exercise of the option. In addition, the option holder must be an employee of the Company or a qualified subsidiary at all times between the date of grant and the date three months (one year in the case of disability) before exercise of the option. (Special rules apply in the case of the death of the option holder.) Incentive stock option treatment under the Internal Revenue Code generally allows the sale of shares of the Company's common stock received upon the exercise of an incentive stock option to result in any gain being treated as a capital gain to the option holder, but the Company will not be entitled to a tax deduction. The exercise of an incentive stock option (if the holding period rules described in this paragraph are satisfied), however, will give rise to income includable by the option holder in his or her alternative minimum taxable income for purposes of the alternative minimum tax in an amount equal to the excess of the fair market value of the stock acquired on the date of the exercise of the option over the exercise price.

If the holding period rules noted above are not satisfied, gain recognized on the disposition of the shares acquired upon the exercise of an incentive stock option will be characterized as ordinary income. This gain will be equal to the difference between the exercise price and the fair market value of the shares at the time of exercise. (Special rules may apply to disqualifying dispositions where the amount realized is less than the value at exercise.) The Company will generally be entitled to a deduction equal to the amount of such gain included by an option holder as ordinary income. Any excess of the amount realized upon such disposition over the fair market value at exercise will generally be long-term or short-term capital gain depending on the holding period involved. Notwithstanding the foregoing, if exercise of the option is permitted other than by cash payment of the exercise price, various special tax rules may apply.

Non-Qualified Stock Options

No income will be recognized by an option holder at the time a non-qualified option is granted. Ordinary income will generally be recognized by an option holder, however, at the time a non-qualified option is exercised in an amount equal to the excess of the fair market value of the underlying common stock on the exercise date over the exercise price. The Company will generally be entitled to a deduction for federal income tax purposes in the same amount as the amount included in ordinary income by the option holder with respect to his or her non-qualified option. Gain or loss on a subsequent sale or other disposition of the shares acquired upon the exercise of a non-qualified option will be measured by the difference between the amount realized on the disposition and the tax basis of such shares, and will generally be long-term or short-term capital gain depending on the holding period involved. The tax basis of the shares acquired upon the exercise of any non-qualified option will be equal to the sum of the exercise price of the non-qualified option and the amount included in income with respect to the option. Notwithstanding the foregoing, in the event that exercise of the option is permitted other than by cash payment of the exercise price, various special tax rules may apply.

NEW PLAN BENEFITS

The number of shares and types of awards that may be granted to our executive officers, non-employee directors and other employees is indeterminable at this time, as such grants are subject to the discretion of the Compensation Committee. We may reserve an aggregate of up to 283,808 shares in connection with LTIP units that could be earned under our outstanding performance-based awards based on the achievement of cumulative performance goals at maximum performance levels. These LTIP units are convertible into common units, which may be presented to us for redemption and acquired by us for shares of our common stock. To the extent shares are not available to be issued in exchange for common units presented for redemption, we would redeem such common units for cash.

Equity Compensation Plan Information

The following table summarizes the Company's equity compensation plans as of December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[1]	3,944,302[2]	100.56[3]	2,215,410[4]
Equity compensation plans not approved by security holders	—	—	—
Total	3,944,302	100.56	2,215,410

(1) Includes our Fourth Amended and Restated 2005 Stock Option and Incentive Plan, Amended 1997 Stock Option and Incentive Plan, as amended, and 2008 Employee Stock Purchase Plan.

(2) Includes (i) 394,089 shares of common stock issuable upon the exercise of outstanding options (394,089 of which are vested and exercisable), (ii) 165,201 phantom stock units that may be settled in shares of common stock (165,201 of which are vested) and (iii) 2,434,492 LTIP units that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to us for redemption and acquired by us for shares of our common stock (1,509,546 of which are vested).

(3) Because there is no exercise price associated with restricted stock units, phantom stock units or LTIP units, these awards are not included in the weighted-average exercise price calculation.

(4) Balance is after reserving for shares underlying outstanding restricted stock units, phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units. The number of securities remaining available consists of shares remaining available for issuance under our 2008 Employee Stock Purchase Plan and Third Amended and Restated 2005 Stock Option and Incentive Plan.

STOCK OWNERSHIP INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock, $0.01 par value per share, and our common stock and common units in our operating partnership as of March 31, 2022, unless otherwise noted, for (i) each person known to us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers who is not a director and (iv) our directors and executive officers as a group. All information in the following table is based on Schedules 13D, 13G and/or any amendments thereto filed with the SEC, and on information supplied to us by our directors and officers. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all shares set forth opposite their respective names.

As of March 31, 2022, the following shares and units were outstanding: (i) 65,184,105 shares of our common stock, (ii) 1,347,073 common units in our operating partnership (other than the units held by us) and (iii) 2,748,218 LTIP units (excluding unearned performance-based LTIP units, which may be earned based on the achievement of performance-based vesting hurdles).

Name**	Common Stock		Common Stock and Units	
	Number of Shares Beneficially Owned[1]	Percent of Common Stock[2]	Number of Shares and Units Beneficially Owned[1]	Percent of Common Stock and Units[2]
5% HOLDERS				
BlackRock, Inc.[3]	9,764,636	14.98%	9,764,636	14.09%
The Vanguard Group[4]	9,679,119	14.85%	9,679,119	13.97%
State Street Corporation[5]	3,438,086	5.27%	3,438,086	4.96%
Directors, Nominees for Director and Named Executive Officers				
John H. Alschuler[6]	9,085	*	26,877	*
Betsy S. Atkins[7]	9,666	*	11,419	*
Carol N. Brown[8]	—	*	2,894	*
Edwin T. Burton, III[9]	—	*	35,434	*
Matthew J. DiLiberto[10]	2,899	*	99,464	*
Lauren B. Dillard[11]	—	*	29,926	*
Stephen L. Green[12]	—	*	845,316	1.22%
Craig M. Hatkoff	3,616	*	3,616	*
Marc Holliday[13]	109,328	*	1,173,857	1.69%
Andrew S. Levine[14]	24,664	*	206,980	*
John S. Levy[15]	28,482	*	110,154	*
Andrew Mathias[16]	248,261	*	1,080,010	1.56%
All Directors and Executive Officers as a Group (12 Persons)[17]	436,001	*	3,625,948	5.21%

*   Less than 1%.

**   Unless otherwise indicated, the business address is One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852.

(1)   The number of shares of common stock "beneficially owned" by each beneficial owner is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. "Number of Shares Beneficially Owned" includes shares of common stock that may be acquired upon the exercise of options that are exercisable on or within 60 days after March 31, 2022. The "Number of Shares and Units Beneficially Owned" includes all shares

included in the "Number of Shares Beneficially Owned" column plus (i) the number of shares of common stock for which common units and LTIP units may be redeemed (assuming, in the case of LTIP units, that they have first been converted into common units) regardless of whether such common units and LTIP units are currently redeemable, but excluding unearned performance-based LTIP units and (ii) the number of shares of common stock issuable upon settlement of outstanding phantom units. Class O LTIP units are not included in the "Number of Shares and Units Beneficially Owned." Class O LTIP units are not economically equivalent to common units, but vested Class O LTIP units may be converted in a manner similar to a net exercise of a stock option into a number of common units that will vary based on the value of the common units upon conversion and the conversion threshold for the Class O LTIP units. Common units are generally redeemable by the holder for cash or, at our election, on a one-for-one basis into shares of our common stock. LTIP units, subject to the satisfaction of certain conditions, may be converted on a one-for-one basis into common units. Holders of common units, LTIP units and phantom units are not entitled to vote such units on any of the matters presented at the 2022 annual meeting.

(2) The total number of shares outstanding used in calculating the percentage of common stock held by each person assumes the exercise of all options to acquire shares of common stock that are exercisable on or within 60 days after March 31, 2022 held by the beneficial owner and that no options held by other beneficial owners are exercised. The total number of shares and units outstanding used in calculating the percentage of common stock and units held by each person (a) assumes that all common units and LTIP units (other than unearned performance-based LTIP units) are vested in full and presented (assuming conversion in full into common units, if applicable) to our operating partnership for redemption and are acquired by us for shares of common stock, (b) does not separately include outstanding common units held by us, as these common units are already reflected in the denominator by the inclusion of all outstanding shares of common stock and (c) assumes the exercise of all options to acquire shares of common stock that are exercisable on or within 60 days after March 31, 2022 and settlement for an equal number of shares of common stock of all phantom units held by the beneficial owner and that no options or phantom units held by other beneficial owners are exercised or settled.

(3) Based on information provided on a Schedule 13G/A filed with the SEC on January 27, 2022, as of December 31, 2021, by BlackRock, Inc. BlackRock, Inc. reported sole voting power with respect to 8,883,858 shares and sole dispositive power with respect to 9,764,636 shares. The business address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10022.

(4) Based on information provided on a Schedule 13G/A filed with the SEC on February 10, 2022, as of December 31, 2021, by The Vanguard Group, or Vanguard. Vanguard reported shared voting power with respect to 97,756 shares, sole dispositive power with respect to 9,520,986 shares and shared dispositive power with respect to 158,133 shares. The business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(5) Based on information provided on a Schedule 13G/A filed with the SEC on February 14, 2022 as of December 31, 2021, by State Street Corporation. State Street Corporation reported shared voting power with respect to 2,814,880 shares and shared dispositive power with respect to 3,438,086 shares. The business address for State Street Corporation is One Lincoln Street, Boston, MA 02111.

(6) Includes 8,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2022. Also includes, only under the "Number of Shares and Units Beneficially Owned" column, 17,792 phantom units.

(7) Includes, only under the "Number of Shares and Units Beneficially Owned" column, 1,753 phantom units.

(8) Includes, only under the "Number of Shares and Units Beneficially Owned" column, 2,894 phantom units.

(9) Includes, only under the "Number of Shares and Units Beneficially Owned" column, 35,434 phantom units.

(10) Includes, only under the "Number of Shares and Units Beneficially Owned" column, 96,565 LTIP units (of which 43,740 LTIP units are subject to vesting). The totals exclude 15,000 Class O LTIP units and all unearned performance-based LTIP units.

(11) Includes, only under the "Number of Shares and Units Beneficially Owned" column, 29,926 phantom units.

(12) Includes, only under the "Number of Shares and Units Beneficially Owned" column, 665,297 common units, 167,134 LTIP units and 12,885 phantom units.

(13) Includes 100,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2022. Also includes, only under the "Number of Shares and Units Beneficially Owned" column, 1,064,529 LTIP units (of which 324,320 LTIP units are subject to vesting). The totals exclude 157,500 Class O LTIP units and all unearned performance-based LTIP units.

(14) Includes 12,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2022. Includes, only under the "Number of Shares and Units Beneficially Owned" column, 182,316 LTIP units (of which 45,924 LTIP units are subject to vesting). The totals exclude 15,000 Class O LTIP units and all unearned performance-based LTIP units.

(15) Includes 8,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2022. Also includes, only under the "Number of Shares and Units Beneficially Owned" column, 81,672 phantom units.

(16) Includes 65,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2022. Also includes, only under the "Number of Shares and Units Beneficially Owned" column, 831,749 LTIP units (of which 255,495 LTIP units are subject to vesting). The totals exclude all unearned performance-based LTIP units.

(17) Includes an aggregate of 240,200 shares of common stock and 194,500 shares of common stock underlying exercisable stock options. Also includes, only under the "Number of Shares and Units Beneficially Owned" column, 665,297 common units, 2,342,293 LTIP units and 182,356 phantom units. See also Notes (6) – (16) above. Excludes unearned performance-based LTIP units and Class O LTIP units.

Series I Preferred Stock

The following table sets forth the beneficial ownership of our Series I Cumulative Redeemable Preferred Stock, $0.01 par value, as of March 31, 2022, for (i) each of our directors, (ii) each of our named executive officers who is not a director and (iii) our directors and executive officers as a group. None of our executive officers or directors own any shares of our Series I Cumulative Redeemable Preferred Stock except as set forth below. As of March 31, 2022, there were 9,200,000 shares of our Series I Cumulative Redeemable Preferred Stock outstanding.

| Name** | Series I Cumulative Redeemable Preferred Stock | |
	Number of Shares Beneficially Owned	Percent of Outstanding
Matthew J. DiLiberto	3,000	*
Marc Holliday	111,473	1.21%
Andrew S. Levine	5,000	*
All Directors and Executive Officers as a Group (12 Persons)	119,473	1.30%

* Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

POLICIES AND PROCEDURES WITH RESPECT TO RELATED PARTY TRANSACTIONS

All related party transactions (generally, transactions involving amounts exceeding $120,000 in which directors and executive officers or their immediate family members, or stockholders owning 5% of more of our outstanding common stock have an interest) are subject to approval or ratification in accordance with the procedures described below.

Our Nominating and Corporate Governance Committee reviews the material facts of all related party transactions and either approves or disapproves the entry into such related party transaction. If advance approval of a related party transaction is not feasible, then the related party transaction will be considered and, if our Nominating and Corporate Governance Committee determines it to be appropriate, ratified, at the next regularly scheduled meeting of our Nominating and Corporate Governance Committee. In determining whether to approve or ratify a related party transaction, our Nominating and Corporate Governance Committee takes into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

No director may participate in any discussion or approval of a related party transaction for which he or she is a related party, except that the director must provide all material information concerning the related party transaction to our Nominating and Corporate Governance Committee.

If a related party transaction will be ongoing, our Nominating and Corporate Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party. Thereafter, our Nominating and Corporate Governance Committee, on at least an annual basis, reviews and assesses ongoing relationships with such related party to see that our management is in compliance with our Nominating and Corporate Governance Committee's guidelines and that such related party transaction remains appropriate.

Related party transactions are disclosed in our SEC filings.

CLEANING/SECURITY/MESSENGER AND RESTORATION SERVICES

Through Alliance Building Services, or Alliance, First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services, Classic Security LLC provides security services, Bright Star Couriers LLC provides messenger services, and Onyx Restoration Works provides restoration services with respect to certain properties owned by us. Alliance is partially owned by Gary Green, a son of Stephen L. Green, a director and the former chairman and current chairman emeritus of the Board. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. A subsidiary through which we realize income from management, leasing and construction contracts with third parties and joint venture properties has entered into an arrangement with Alliance whereby it will receive profit participation above a certain threshold for services provided by Alliance to certain tenants at certain buildings above the base services specified in their lease agreements. Income earned from profit participation was approximately $1.7 million, $1.4 million and $3.9 million for the years ended December 31, 2021, 2020 and 2019, respectively. We also recorded expenses of approximately $14.0 million, $13.3 million and $18.8 million for the years ended December 31, 2021, 2020 and 2019, respectively, for these services (excluding services provided directly to tenants).

MANAGEMENT FEES

S.L. Green Management Corp., a consolidated entity, receives property management fees from an entity in which Stephen L. Green owns an interest. We received management fees from such entity of approximately $0.7 million, $0.6 million and $0.6 million for the years ended December 31, 2021, 2020 and 2019, respectively.

MARKETING SERVICES

A-List Marketing, LLC, or A-List, provided marketing services to us. Deena Wolff, a sister of Marc Holliday, our Chief Executive Officer, is the founder of A-List. We recorded expenses of approximately $0.3 million for each of the years ended December 31, 2021, 2020 and 2019, respectively, for these services.

CHAIRMAN EMERITUS AGREEMENT

On December 21, 2018, we and Stephen L. Green, the former Chairman of the Company, entered into a chairman emeritus agreement in connection with Mr. Green's retirement as Chairman of the Company and transition into the role of Chairman Emeritus. Under the chairman emeritus agreement, subject to successive one-year renewal periods, Mr. Green provided services to us as Chairman Emeritus for an initial period from January 17, 2019 until December 31, 2019. The chairman emeritus agreement was renewed for the period from January 1, 2020 to December 31, 2020, and was renewed again for the period from January 1, 2021 to December 31, 2021. For these services, Mr. Green received a monthly retainer of $54,167, in addition to any fees to which Mr. Green is entitled as a non-employee director.

On March 29, 2022, we entered into a letter agreement with Mr. Green that amended certain terms of the chairman emeritus agreement. Pursuant to the letter agreement, Mr. Green's monthly retainer fee was reduced and will ultimately be eliminated. For his service during the periods from January 1, 2022 through December 31, 2022 and January 1, 2023 through December 31, 2023, Mr. Green will receive a monthly retainer fee of $36,111 and $18,056, respectively, in addition to any fees to which Mr. Green is entitled as a non-employee director.

Beginning January 1, 2024, Mr. Green will no longer receive a monthly retainer and will no longer provide consulting services to the Company, but will continue to hold the title of Chairman Emeritus. We will also continue to provide Mr. Green with perquisites under the chairman emeritus agreement consistent with those he previously received as Chairman, as modified by the letter agreement. In addition, Mr. Green will be entitled, to the extent eligible, to continue to participate in our group health insurance at the expense of the Company or, if Mr. Green is not eligible, monthly cash payments equal to the amount payable by Mr. Green under COBRA for continued participation in our group health insurance under COBRA.

OTHER INFORMATION

These proxy materials are being made available in connection with the solicitation of proxies by the Board of Directors, or the Board, of SL Green Realty Corp., a Maryland corporation, for use at our 2022 annual meeting of stockholders to be held on June 1, 2022 at 10:00 a.m., Eastern Time, in the auditorium at One Vanderbilt Avenue, New York, New York 10017 or at any postponement or adjournment of the annual meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

What is the Notice of Internet Availability of Proxy Materials that I received in the mail this year instead of a full set of proxy materials?

In accordance with rules adopted by the Securities and Exchange Commission, or SEC, we may furnish proxy materials, including this proxy statement and our 2021 annual report to stockholders, by providing access to these documents on the Internet instead of mailing a printed copy of our proxy materials to our stockholders. On or about April 21, 2022, we began mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access this proxy statement and our 2021 annual report online, as well as instructions on how to vote.

If you would like to receive a paper or an e-mail copy of our proxy materials for the 2023 annual meeting or for all future annual meetings, you should follow the instructions for requesting such materials included in the Notice. We believe the delivery option that we have chosen this year will allow us to provide our stockholders with the proxy materials they need, while lowering the cost of delivery of the materials and reducing the environmental impact of printing and mailing printed copies.

Who is entitled to vote at the annual meeting?

Holders of record of our common stock, $0.01 par value per share, at the close of business on March 31, 2022, the record date for the annual meeting, are entitled to receive notice of the annual meeting and to vote at the annual meeting. If you are a holder of record of our common stock as of the record date, you may vote the shares that you held on the record date even if you sell such shares after the record date. Each outstanding share as of the record date entitles its holder to cast one vote for each matter to be voted upon and, with respect to the election of directors, one vote for each director to be elected. Stockholders do not have the right to cumulate voting for the election of directors.

What is the purpose of the annual meeting?

At the annual meeting, you will be asked to vote on the following proposals:

- *Proposal 1*: the election of the ten director nominees named in this proxy statement to serve on the Board for a one-year term and until their successors are duly elected and qualify
- *Proposal 2*: the approval of an advisory resolution approving the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K
- *Proposal 3*: the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022
- *Proposal 4*: the approval of our Fifth Amended and Restated 2005 Stock Option and Incentive Plan

You also may be asked to consider and act upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

What constitutes a quorum?

The presence, in person or by proxy, of holders of a majority of the total number of outstanding shares entitled to vote at the annual meeting is necessary to constitute a quorum for the transaction of any business at the annual meeting. As of the record date, there were 65,184,105 shares outstanding and entitled to vote at the annual meeting.

Each share of our common stock outstanding on the record date is entitled to one vote on each matter properly submitted at the annual meeting and, with respect to the election of directors, one vote for each director to be elected. Abstentions and "broker non-votes" (i.e., shares represented at the meeting held by brokers, as to which instructions have not been received from the beneficial owners or persons entitled to vote such shares and with respect to which, on a particular matter, the broker does not have discretionary voting power to vote such shares) will be counted for purposes of determining whether a quorum is present for the transaction of business at the annual meeting.

What vote is required to approve each proposal?

For Proposal 1, a majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee. Abstentions and broker non-votes are not counted as a vote cast either "for" or "against" a nominee, and therefore, will have no effect on the election of directors. For more information on the operation of our majority voting standard in director elections, see the section entitled "Our Board of Directors and Corporate Governance—Corporate Governance—Majority Voting Standard and Director Resignation Policy."

A majority of all of the votes cast with respect to the proposal is required for approval of each of Proposals 2, 3 and 4. In respect of Proposals 2,3 and 4, abstentions and broker non-votes are not counted as votes cast, and therefore will have no effect on the votes for these proposals.

How do I vote?

Voting in Person at the Annual Meeting. If you hold your shares in your own name as a holder of record with our transfer agent, Computershare, and attend the annual meeting, you may vote in person at the annual meeting. If your shares are held by a bank, broker or other nominee, that is, in "street name," and you wish to vote in person at the annual meeting, you will need to obtain a "legal proxy" from the bank, broker or other nominee that holds your shares of record.

If you received a paper copy of this Proxy Statement. You can vote by valid proxy received by telephone, electronically via the Internet or by mail. The deadline for voting by telephone or electronically via the Internet is 11:59 p.m., Eastern Daylight Time, on May 31, 2022. If voting by mail, you must:

- indicate your instructions on the proxy
- date and sign the proxy
- promptly mail the proxy in the enclosed envelope
- allow sufficient time for the proxy to be received before the date of the annual meeting

If your shares are held in "street name" such as in a stock brokerage account, by a bank or other nominee, please follow the instructions you received from your broker with respect to the voting of your shares.

If you received a Notice of Internet Availability of Proxy Statement. Please submit your proxy electronically via the Internet using the instructions included in the Notice. The deadline for voting electronically via the Internet is 11:59 p.m., Eastern Daylight Time, on May 31, 2022.

If you received an e-mail copy of this Proxy Statement. Please submit your proxy electronically via the Internet or telephonically using the instructions included on the Proxy Card. The deadline for voting electronically via the Internet or telephonically is 11:59 p.m., Eastern Daylight Time, on May 31, 2022.

If you have any questions regarding how to authorize your proxy by telephone or via the Internet, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

Even if you plan to attend the annual meeting, we recommend that you submit a proxy to vote your shares in advance so that your vote will be counted if you later are unable to attend the annual meeting.

Can I change my vote after I have voted?

If you cast a vote by proxy, you may revoke it at any time before it is voted by:

- filing a written notice revoking the proxy with our Secretary at our address;
- properly signing and forwarding to us a proxy with a later date; or
- voting during the annual meeting

If you attend the annual meeting, you may vote whether or not you previously have given a proxy, but your attendance (without further action) at the annual meeting will not constitute revocation of a previously given proxy. Unless you have received a legal proxy to vote the shares, if you hold your shares through a bank, broker or other nominee, that is, in "street name," only that bank, broker or other nominee can revoke your proxy on your behalf.

You may revoke a proxy for shares held by a bank, broker or other nominee by submitting new voting instructions to the bank, broker or other nominee, or by attending the annual meeting and voting during the meeting. See *"How Do I Vote? – Voting During the Annual Meeting"* above.

How is my vote counted?

If you authorize your proxy to vote your shares electronically via the Internet or by telephone, or, if you received a proxy card by mail and you properly marked, signed, dated and returned it, the shares that the proxy represents will be voted in the manner specified on the proxy. If no specification is made, your shares will be voted "for" the election of the nominees for directors named in this proxy statement, "for" advisory approval of the compensation of our named executive officers, "for" ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022 and "for" the approval of our Fifth Amended and Restated 2005 Stock Option and Incentive Plan. It is not anticipated that any matters other than those set forth in this proxy statement will be presented at the annual meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

How does the Board recommend that I vote on each of the proposals?

The Board recommends that you vote:

Item		Board Recommendation
Proposal 1: Election of Directors		**FOR** the election of John H. Alschuler, Betsy S. Atkins, Carol N. Brown, Edwin T. Burton, III, Lauren B. Dillard, Stephen L. Green, Craig M. Hatkoff, Marc Holliday, John S. Levy and Andrew W. Mathias as directors to serve on the Board for a one-year term and until their successors are duly elected and qualify
Proposal 2: Approval of an Advisory Resolution Approving the Compensation of Our Named Executive Officers		**FOR** the approval of an advisory resolution approving the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K
Proposal 3: The Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm		**FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022
Proposal 4: Approval of the Fifth Amended and Restated 2005 Stock Option and Incentive Plan		**FOR** the approval of the Fifth Amended and Restated 2005 Stock Option and Incentive Plan

What other information should I review before voting?

Our 2021 annual report, including financial statements for the fiscal year ended December 31, 2021, is being made available to you along with this proxy statement. You may obtain, free of charge, copies of our 2021 annual report and our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which contains additional information about the Company, on our website at http://www.slgreen.com or by directing your request in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852, Attention: Investor Relations. The 2021 annual report and the Annual Report on Form 10-K, however, are not part of the proxy solicitation materials, and the information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with or furnish to the SEC.

How do I change how I receive proxy materials in the future?

Instead of receiving a Notice of Internet Availability of Proxy Materials in the mail for future meetings, stockholders may elect to receive links to proxy materials by e-mail or to receive a paper copy of the proxy materials and a paper proxy card by mail. If you elect to receive proxy materials by e-mail, you will not receive a Notice of Internet Availability of Proxy Materials in the mail. Instead, you will receive an e-mail with links to proxy materials and online voting. In addition, if you elect to receive a paper copy of the proxy materials, or if applicable rules or regulations require paper delivery of the proxy materials, you will not receive a Notice of Internet Availability of Proxy Materials in the mail. If you received a paper copy of the proxy materials or the Notice of Internet Availability of Proxy Materials in the mail, you can eliminate all such paper mailings in the future by electing to receive an e-mail that will provide Internet links to these documents. Opting to receive all future proxy materials online will save us the cost of producing and mailing such documents to you and help us conserve natural resources. You can change your election by directing your request in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852., Attention: Investor Relations, by sending a blank e-mail with the 16-digit control number on your Notice of Internet Availability to sendmaterial@proxyvote.com, via the internet at http://www.proxyvote.com or by telephone at (800) 579-1639. Your election will remain in effect until you change it.

What should I do if I received more than one Notice of Internet Availability of Proxy Materials?

There are circumstances under which you may receive more than one Notice of Internet Availability of Proxy Materials. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each such brokerage account. In addition, if you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Notice of Internet Availability of Proxy Materials. Please authorize your proxy in accordance with the instructions of each Notice of Internet Availability of Proxy Materials separately, since each one represents different shares that you own.

No person is authorized on our behalf to give any information or to make any representations with respect to the proposals other than the information and the representations contained in this proxy statement, and, if given or made, such information and/or representations must not be relied upon as having been authorized.

OTHER MATTERS

Attendance at the 2022 Annual Meeting

All stockholders of record, as well as stockholders that hold their shares through a broker, bank or similar organization, of shares of SLG's common stock at the close of business on the record date, or their designated proxies, are authorized to attend the 2022 Annual Meeting. Stockholders will be able to vote and submit questions during the annual meeting.

Solicitation of Proxies

We will pay the cost of solicitation of proxies. Our directors, officers and employees may solicit proxies personally, by telephone, via the Internet or by mail without additional compensation for such activities. We also will request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send a Notice of Internet Availability of Proxy Materials to and obtain proxies from such beneficial owners. We will reimburse such holders for their reasonable expenses. In addition, we intend to utilize the proxy solicitation services of MacKenzie Partners, Inc. at an aggregate estimated cost of $10,000 plus out-of-pocket expenses.

Stockholder Proposals and Nominations

Proposals for Inclusion in our 2023 Proxy Materials

SEC rules permit stockholders to submit proposals to be included in our proxy materials if the stockholder and the proposal satisfy the requirements specified in Rule 14a-8 under the Exchange Act. For a stockholder proposal to be considered for inclusion in our proxy materials for the 2022 annual meeting, the proposal must be delivered to our Secretary at the address provided below by December 22, 2022.

In addition to satisfying the requirements under our bylaws, in order to comply with the SEC's universal proxy rules (once effective), stockholders who intend to solicit their proxies in support of director nominees other than our Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 2, 2023.

Director Nominations for Inclusion in our 2023 Proxy Materials (Proxy Access)

Our proxy access bylaw permits a stockholder (or a group of up to 20 stockholders) owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, if the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. For the 2023 annual meeting, notice of a proxy access nomination must be delivered to our Secretary at the address provided below no later than December 22, 2022 and no earlier than November 22, 2022.

Other Proposals or Nominations to be brought before our 2023 Annual Meeting

Our bylaws permit a stockholder to propose items of business and/or nominate director candidates that are not intended to be included in our proxy materials if the stockholder complies with the procedures set forth in our bylaws. For the 2023 annual meeting, notice of such proposals or nominations must be delivered to our Secretary at the address provided below no later than March 3, 2023 and no earlier than February 1, 2023.

If the Company moves the 2023 annual meeting to a date that is more than 25 days before or after the date which is the one-year anniversary of this year's annual meeting date (i.e., June 1, 2023), the Company must receive notice of proposals or nominations no later than the close of business on the 10th day following the earlier of the day on which the Company makes a public announcement of the meeting date or the day on which notice of the meeting date is first distributed to stockholders.

Address for Submission of Notices and Additional Information

All stockholder nominations of individuals for election as directors or proposals of other items of business to be considered by stockholders at the 2023 annual meeting (whether or not intended for inclusion in our proxy materials) must be submitted in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852, Attention: Andrew S. Levine, Secretary.

In addition, both the proxy access and the advance notice provisions of our bylaws require a stockholder's notice of a nomination or other item of business to include certain information. Director nominees must also meet certain eligibility requirements. Any stockholder considering introducing a nomination or other item of business should carefully review our bylaws.

Householding of Proxy Materials

The SEC adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single proxy statement, annual report or Notice of Internet Availability of Proxy Materials, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that such broker will be "householding" communications, including the proxy materials, to your address, "householding" will continue until you are notified otherwise or until you revoke your consent.

Stockholders who currently receive only one copy of the proxy materials at their address and would like to receive additional copies and/or stockholders who no longer wish to participate in "householding" and would prefer to receive separate proxy materials in the future should direct their request either to their broker or to the Company in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852, Attention: Investor Relations or by telephone at (212) 594-2700.

Stockholders who currently receive multiple copies of the proxy materials at their address and would like to request "householding" of their future communications should direct their request either to their broker or to the Company at the address of telephone number above.

APPENDIX A:

SL GREEN REALTY CORP. FIFTH AMENDED AND RESTATED 2005 STOCK OPTION AND INCENTIVE PLAN

Table of Contents

SL GREEN REALTY CORP.

FIFTH AMENDED AND RESTATED
2005 STOCK OPTION AND INCENTIVE PLAN

SL Green Realty Corp., a Maryland corporation, wishes to attract and retain qualified key employees, Directors, officers, advisors, consultants and other personnel and encourage them to increase their efforts to make the Company's business more successful whether directly or through its Subsidiaries or other affiliates. In furtherance thereof, the SL Green Realty Corp. Fifth Amended and Restated 2005 Stock Option and Incentive Plan, as amended as of June 1, 2022, is designed to provide equity-based incentives to certain Eligible Persons. Awards under the Plan may be made to Eligible Persons in the form of Options, Restricted Stock, Phantom Shares, Dividend Equivalent Rights, Cash-Based Awards or other forms of equity-based compensation.

1. DEFINITIONS.

Whenever used herein, the following terms shall have the meanings set forth below:

"Award," except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock, Phantom Shares, Dividend Equivalent Rights, Cash-Based Awards and other equity-based Awards as contemplated herein.

"Award Agreement" means a written agreement in a form approved by the Committee to be entered into between the Company and the Participant as provided in Section 3. An Award Agreement may be, without limitation, an employment or other similar agreement containing provisions governing grants hereunder, if approved by the Committee for use under the Plan.

"Board" means the Board of Directors of the Company.

"Cause" means, unless otherwise provided in the Participant's Award Agreement, (i) engaging in (A) willful or gross misconduct or (B) willful or gross neglect; (ii) repeatedly failing to adhere to the directions of superiors or the Board or the written policies and practices of the Company or its Subsidiaries or its affiliates; (iii) the commission of a felony or a crime of moral turpitude, dishonesty, breach of trust or unethical business conduct, or any crime involving the Company or its Subsidiaries, or any affiliate thereof; (iv) fraud, misappropriation or embezzlement; (v) any illegal act detrimental to the Company its Subsidiaries or any affiliate thereof; (vi) repeated failure to devote substantially all of the Participant's business time and efforts to the Company or its Subsidiaries, or any affiliate thereof, if required by the Participant's employment agreement; or (vii) the Participant's failure adequately and competently to perform his duties after receiving notice from the Company or its Subsidiaries, or any affiliate thereof specifically identifying the manner in which the Participant has failed to perform; provided, however, that, if at any particular time the Participant is subject to an effective employment agreement or consulting agreement with the Company, then, in lieu of the foregoing definition, "Cause" shall at that time have such meaning as may be specified in such employment agreement.

"Cash-Based Awards" means an Award under Section 10 of the Plan that is payable in cash.

"Change in Control" means:

(i) any "person," including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Exchange Act) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of either (A) the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Board ("Voting Securities") or (B) the then outstanding shares of all classes of stock of the Company (in either such case other than as a result of the acquisition of securities directly from the Company);

(ii)   the members of the Board at the beginning of any consecutive 24-calendar-month period commencing on or after the initial effective date of the Plan (the "Incumbent Directors") cease for any reason other than death including without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the members of the Board; provided that any person becoming a director of the Company whose election or nomination was approved by a vote of at least a majority of the Incumbent Directors shall, for purposes hereof, be considered an Incumbent Director;

(iii)   the consummation of (A) any consolidation or merger of the Company or any subsidiary that would result in the Voting Securities outstanding immediately prior to such merger or consolidation representing (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than 50% of the total voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation or ceasing to have the power to elect at least a majority of the board of directors or other governing body of such surviving entity or (2) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company, if the stockholders of the Company and unitholders of SL Green Operating Partnership, L.P. taken as a whole and considered as one class immediately before such transaction own, immediately after consummation of such transaction, equity securities and partnership units possessing less than 50% of the surviving or acquiring company and partnership taken as a whole; or

(iv)   the stockholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company.

Notwithstanding the foregoing clause (i), an event described in clause (i) shall not be a Change in Control if such event occurs solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of stock or other Voting Securities outstanding, increases (x) the proportionate number of shares of stock of the Company beneficially owned by any "person" (as defined above) to 25% or more of the shares of stock then outstanding or (y) the proportionate voting power represented by the Voting Securities beneficially owned by any "person" (as defined above) to 25% or more of the combined voting power of all then outstanding Voting Securities; provided, however, that if any "person" referred to in clause (x) or (y) of this sentence shall thereafter become the beneficial owner of any additional stock of the Company or other Voting Securities (other than pursuant to a share split, stock dividend, or similar transaction), then a Change in Control shall be deemed to have occurred for purposes of the foregoing clause (i).

Notwithstanding the foregoing, no event or condition shall constitute a Change in Control to the extent that, if it were, a 20% tax would be imposed under Section 409A of the Code; provided that, in such a case, the event or condition shall continue to constitute a Change in Control to the maximum extent possible (e.g., if applicable, in regard of vesting without an acceleration of distribution) without causing the imposition of such 20% tax.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Compensation Committee of the Board.

"Common Stock" means the shares of common stock of the Company as constituted on the effective date of the Plan, and any other shares into which such common stock shall thereafter be changed by reason of a recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like.

"Company" means SL Green Realty Corp., a Maryland corporation.

"Director" means a non-employee director of the Company or its Subsidiaries.

"Disability" means, unless otherwise provided by the Committee in the Participant's Award Agreement, a disability which renders the Participant incapable of performing all of his or her material duties for a period of at least 150 consecutive or non-consecutive days during any consecutive twelve-month period. Notwithstanding the foregoing, no circumstances or condition shall constitute a Disability to the extent that, if it were, a 20% tax would be imposed under Section 409A of the Code; provided that, in such a case, the event or condition shall continue to constitute a Disability to the maximum extent possible (e.g., if applicable, in regard of vesting without an acceleration of distribution) without causing the imposition of such 20% tax.

"Dividend Equivalent Right" means a right awarded under Section 8 of the Plan to receive (or have credited) the equivalent value of dividends paid on Common Stock.

"Eligible Person" means a key employee, Director, officer, advisor, consultant or other personnel of the Company and its Subsidiaries or other person expected to provide significant services (of a type expressly approved by the Committee as covered services for these purposes) to the Company or its Subsidiaries.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" per Share as of a particular date means (i) if Shares are then listed on a national stock exchange, the closing sales price per Share on the exchange for the last preceding date on which there was a sale of Shares on such exchange, as determined by the Committee, (ii) if Shares are not then listed on a national stock exchange but are then traded on an over-the-counter market, the average of the closing bid and asked prices for the Shares in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market, as determined by the Committee, or (iii) if Shares are not then listed on a national stock exchange or traded on an over-the-counter market, such value as the Committee in its discretion may in good faith determine; provided that, where the Shares are so listed or traded, the Committee may make such discretionary determinations where the Shares have not been traded for 10 trading days.

"Full-Value Award" means an Award other than an Option, Stock Appreciation Right or other Award that does not deliver the full value at grant thereof of the underlying shares.

"Fungible Pool Unit" shall be the measuring unit used for purposes of the Plan, as specified in Section 4, to determine the number of Shares which may be subject to Awards hereunder, which shall consist of Shares in the proportions (a) with respect to Awards granted prior to June 15, 2010 (ranging from 0.7 to 3.0), (b) with respect to Awards granted on or after June 15, 2010 but before June 13, 2013 (ranging from 0.79 to 1.65), (c) with respect to Awards granted on or after June 13, 2013 but before June 2, 2016 (ranging from 0.77 to 2.76), (d) with respect to Awards granted on or after June 2, 2016 (ranging from 0.73 to 3.74) and (e) with respect to Awards granted on or after June 1, 2022 (ranging from 0.84 to 2.59), as set forth in Section 4(a).

"Grantee" means an Eligible Person granted Restricted Stock, Phantom Shares, Dividend Equivalent Rights or such other equity-based Awards as may be granted pursuant to Section 9.

"Incentive Stock Option" means an "incentive stock option" within the meaning of Section 422(b) of the Code.

"Non-Qualified Stock Option" means an Option which is not an Incentive Stock Option.

"Option" means the right to purchase, at a price and for the term fixed by the Committee in accordance with the Plan, and subject to such other limitations and restrictions in the Plan and the applicable Award Agreement, a number of Shares determined by the Committee.

"Optionee" means an Eligible Person to whom an Option is granted, or the Successors of the Optionee, as the context so requires.

"Option Price" means the price per Share, determined by the Board or the Committee, at which an Option may be exercised.

"Participant" means a Grantee or Optionee.

"Performance Criteria" means the following business criteria (or any combination thereof) with respect to one or more of the Company, any Subsidiary or any division or operating unit thereof: (i) pre-tax income, (ii) after-tax income, (iii) net income (meaning net income as reflected in the Company's financial reports for the applicable period, on an aggregate, diluted and/or per share basis), (iv) operating income, (iv) cash flow, (v) earnings per share, (vi) return on equity, (vii) return on invested capital or assets, (viii) cash and/or funds available for distribution, (ix) appreciation in the fair market value of the Common Stock, (x) return on investment, (xi) total return to shareholders, (xii) net earnings growth, (xiii) stock appreciation (meaning an increase in the price or value of the Common Stock after the date of grant of an award and during the applicable period), (xiv) related return ratios, (xv) increase in revenues, (xvi) net earnings, (xvii) changes (or the absence of changes) in the per share or aggregate market price of the Company's Common Stock, (xviii) number of securities sold, (xix) earnings before any one or more of the following items: interest, taxes, depreciation or amortization for the applicable period, as reflected in the Company's financial reports for the applicable period, (xx) total revenue growth (meaning the increase in total revenues after the date of grant of an award and during the applicable period, as reflected in the Company's financial reports for the applicable period), (xxi) the Company's published ranking against its peer group of real estate investment trusts based on total shareholder return, and (xxii) FFO.

"Performance Goals" means (i) 7% FFO growth, (ii) 10% total return to shareholders and (iii) Total return to shareholders in the top one-third of the "peer group." For purposes of this definition, "peer group" shall be Alexandria Real Estate Equities, Inc., American Financial Realty Trust, Boston Properties, Inc., Brandywine Realty Trust, Corporate Office Properties Trust, Crescent Real Estate Equities Company, Douglas Emmett, Duke Realty Corporation, Highwoods Properties, Inc., HRPT Properties, Kilroy Realty Corporation, Liberty Property Trust, Mack-Cali Realty Corporation, Maguire Properties, Parkway Properties, SL Green Realty Corp., and Washington REIT. Such "peer group" may not change with respect to any particular Award.

"Phantom Share" means a right, pursuant to the Plan, of the Grantee to payment of the Phantom Share Value.

"Phantom Share Value," per Phantom Share, means the Fair Market Value of a Share of Common Stock, or, if so provided by the Committee, such Fair Market Value to the extent in excess of a base value established by the Committee at the time of grant.

"Plan" means the Company's Fifth Amended and Restated 2005 Stock Option and Incentive Plan, as amended and restated on June 1, 2022, as set forth herein and as the same may from time to time be amended.

"Restricted Stock" means an award of Shares that are subject to restrictions hereunder.

"Retirement" means, unless otherwise provided by the Committee in the Participant's Award Agreement, the Termination of Service (other than for Cause) of a Participant on or after the Participant's attainment of age 65 or on or after the Participant's attainment of age 55 with five consecutive years of service with the Company and or its Subsidiaries or its affiliates.

"Securities Act" means the Securities Act of 1933, as amended.

"Settlement Date" means the date determined under Section 7.4(c).

"Shares" means shares of Common Stock of the Company.

"Stock Appreciation Right" means the right to settle an Option as provided for in Section 5.7.

"Subsidiary" means any corporation (other than the Company) that is a "subsidiary corporation" with respect to the Company under Section 424(f) of the Code. In the event the Company becomes a subsidiary of another company, the provisions hereof applicable to subsidiaries shall, unless otherwise determined by the Committee, also be applicable to any company that is a "parent corporation" with respect to the Company under Section 424(e) of the Code.

"Successor of the Optionee" means the legal representative of the estate of a deceased Optionee or the person or persons who shall acquire the right to exercise an Option by bequest or inheritance or by reason of the death of the Optionee.

"Termination of Service" means a Participant's termination of employment or other service, as applicable, with the Company and its Subsidiaries.

2. EFFECTIVE DATE AND TERMINATION OF PLAN.

The effective date of the Plan is June 1, 2022. The amendments reflected in this Fifth Amended and Restated 2005 Stock Option and Incentive Plan shall not become effective unless and until it is approved by the requisite percentage of the holders of the Common Stock of the Company. The Plan shall terminate on, and no Award shall be granted hereunder on or after, the 10-year anniversary of the approval of this Fifth Amended and Restated 2005 Stock Option and Incentive Plan by the shareholders of the Company; provided, that no Incentive Stock Options shall be granted hereunder on or after the 10-year anniversary of the approval of this Fifth Amended and Restated 2005 Stock Option and Incentive Plan by the Board; provided further that the Board may at any time prior to that date terminate the Plan; and provided, further, that all Awards made under the Plan prior to a Plan termination shall remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreement.

3. ADMINISTRATION OF PLAN.

(a)   The Plan shall be administered by the Committee appointed by the Board. Unless otherwise determined by the Board, the Committee, upon and after such time as it is covered in Section 16 of the Exchange Act, shall consist of at least two individuals each of whom shall be a "nonemployee director" as defined in Rule 16b-3 as promulgated by the Securities and Exchange Commission ("Rule 16b-3") under the Exchange Act and shall, at such times as the Company is subject to Section 162(m) of the Code (to the extent relief from the limitation of Section 162(m) of the Code is sought with respect to Awards), qualify as "outside directors" for purposes of Section 162(m) of the Code; provided that no action taken by the Committee (including without limitation grants) shall be invalidated because any or all of the members of the Committee fails to satisfy the foregoing requirements of this sentence. If and to the extent applicable, no member of the Committee may act as to matters under the Plan specifically relating to such member. Notwithstanding the other foregoing provisions of this Section 3(a), any Award under the Plan to a person who is a member of the Committee shall be made and administered by the Board. If no Committee is designated by the Board to act for these purposes, the Board shall have the rights and responsibilities of the Committee hereunder and under the Award Agreements.

(b)   Subject to the provisions of the Plan, the Committee shall in its discretion (i) authorize the granting of Awards to Eligible Persons; and (ii) determine the eligibility of Eligible Persons to receive an Award, as well as determine the number of Shares to be covered under any Award Agreement, considering the position and responsibilities of the Eligible Persons, the nature and value to the Company of the Eligible Person's present and potential contribution to the success of the Company whether directly or through its Subsidiaries and such other factors as the Committee may deem relevant.

(c)   The Award Agreement shall contain such other terms, provisions and conditions not inconsistent herewith as shall be determined by the Committee. In the event that any Award Agreement or other agreement hereunder provides (without regard to this sentence) for the obligation of the Company or any affiliate thereof to purchase or repurchase Shares from a Participant or any other person, then, notwithstanding the provisions of the Award Agreement or such other agreement, such obligation shall not apply to the extent that the purchase or repurchase would not be permitted under governing state law. The Participant shall take whatever additional actions and execute whatever additional documents the Committee may in its reasonable judgment deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the Participant pursuant to the express provisions of the Plan and the Award Agreement.

(d)   The Committee may provide, in its discretion, that (i) all stock issued hereunder be initially maintained in separate brokerage account for the Participant at a brokerage firm selected by, and pursuant to an arrangement with, the Company; and (ii) in the case of vested Shares, the Participant may move such Shares to another brokerage account of the Participant's choosing or request that a stock certificate be issued and delivered to him or her.

(e)   The Committee, in its discretion, may delegate to the Chief Executive Officer of the Company all or part of the Committee's authority and duties with respect to awards, including, without limitation, the granting of awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Act and who are not and are not expected to be "covered employees" within the meaning of Section 162(m) of the Code. Any such delegation by the Committee may, in the sole discretion of the Committee, include a limitation as to the amount of awards that may be awarded during the period of the delegation and may contain guidelines as to the determination of the option exercise price, or price of other awards and the vesting criteria. The Committee may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Committee's delegate that were consistent with the terms of the Plan.

4. SHARES AND UNITS SUBJECT TO THE PLAN.

(a)   Subject to adjustments as provided in Section 15, the total number of Shares subject to Awards granted under the Plan, in the aggregate, may not exceed 32,210,000 (the "Fungible Pool Limit"). Each Share issued or to be issued in connection with Full-Value Awards that vest or are granted based on the achievement of the Performance Goals granted prior to June 15, 2010 but before June 13, 2013 shall be counted against the Fungible Pool Limit as 2.0 Fungible Pool Units. Each Share issued or to be issued in connection with any other Full-Value Awards granted prior to June 15, 2010 but before June 13, 2013 shall be counted against the Fungible Pool Limit as 3.0 Fungible Pool Units. Each Share issued or to be issued in connection with any Full-Value Awards granted on or after June 15, 2010 but before June 13, 2013 shall be counted against the Fungible Pool Limit as 1.65 Fungible Pool Units. Each Share issued or to be issued in connection with any Full-Value Awards granted on or after June 13, 2013 but before June 2, 2016 shall be counted against the Fungible Pool Limit as 2.76 Fungible Pool Units. Each Share issued or to be issued in connection with any Full-Value Awards granted on or after June 2, 2016 but before June 1, 2022 shall be counted against the Fungible Pool Limit as 3.74 Fungible Pool Units. Each Share issued or to be issued in connection with any Full-Value Awards granted on or after June 1, 2022 shall be counted against the Fungible Pool Limit as 2.59 Fungible Pool Units. Options, Stock Appreciation Rights and other Awards that do not deliver the full value at grant thereof of the underlying Shares and that expire 10 years from the date of grant shall be counted against the Fungible Pool Limit as 1 Fungible Pool Unit. Options, Stock Appreciation Rights and other Awards that do not deliver the full value at grant thereof of the underlying Shares and that expire five years from the date of grant (i) granted prior to June 15, 2010 shall be counted against the Fungible Pool Limit as 0.7 of a Fungible Pool Unit, (ii) granted on or after June 15, 2010 but before June 13, 2013 shall be counted against the Fungible Pool Limit as 0.79 of a Fungible Pool Unit, (iii) granted on or after June 13, 2013 but before June 2, 2016 shall be counted against the Fungible Pool Limit as 0.77 of a Fungible Pool Unit, (iv) granted on or after June 2, 2016 but before June 1, 2022 shall be counted against the Fungible Pool Limit as 0.73 of a Fungible Pool Unit and (v) granted on or after June 1, 2022 shall be counted against the Fungible Pool Limit as 0.84 of a Fungible Pool Unit. (For these purposes, the number of Shares taken into account with respect to a Stock Appreciation Right shall be the number of Shares underlying the Stock Appreciation Rights at grant (i.e., not the final number of Shares delivered upon exercise of the Stock Appreciation Rights).) Shares that have been granted as Restricted Stock or that have been reserved for distribution in payment for Options, Phantom Shares or other equity-based Awards but are later forfeited or for any other reason are not payable under the Plan may again be made the subject of Awards under the Plan. Such Shares shall be added back to the Plan using the same ratio as in effect when such Awards were granted, except that the ratios for Awards forfeited after June 1, 2022 shall not be less than the ratios in effect for such Awards as of the date of forfeiture. The following Shares shall not be added to the Shares authorized for grant under the Plan: (i) Shares tendered or held back upon exercise of an Option or settlement or vesting of an Award to cover the exercise price or tax withholding, and (ii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right upon exercise thereof.

(b)   Shares subject to Dividend Equivalent Rights, other than Dividend Equivalent Rights based directly on the dividends payable with respect to Shares subject to Options or the dividends payable on a number of Shares corresponding to the number of Phantom Shares awarded, shall be subject to the limitation of Section 4(a). If any Phantom Shares, Dividend Equivalent Rights or other equity-based Awards under Section 9 are paid out in cash, then, notwithstanding the first sentence of Section 4(a) above (but subject to the second sentence thereof) the underlying Shares may again be made the subject of Awards under the Plan.

(c)   The certificates for Shares issued hereunder may include any legend which the Committee deems appropriate to reflect any rights of first refusal or other restrictions on transfer hereunder or under the Award Agreement, or as the Committee may otherwise deem appropriate.

(d)   No award may be granted under the Plan to any person who, assuming exercise of all options and payment of all awards held by such person, would own or be deemed to own more than 9.8% of the outstanding shares of Common Stock. Subject to adjustments as provided in Section 15, no Eligible Person shall be granted Awards in any one year covering more than 700,000 Shares (with each Share subject to an Award being counted as one Share, notwithstanding the type of Award or the fact that it may count as more or less than one Fungible Pool Unit for purposes of Section 4(a)), it being expressly contemplated that Awards in exclusively one category (e.g., Options) can (but need not) be used in the discretion of the Committee to reach the limitation set forth in this sentence; provided that this limit shall only apply to Awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code and the regulations promulgated thereunder.

(e)   Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company as regular compensation to any Director other than the Chairman or the Lead Director in any calendar year shall not exceed $500,000. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with FASB ASC 718 (or any successor provision) but excluding the impact of estimated forfeitures related to service-based vesting provisions.

5. PROVISIONS APPLICABLE TO STOCK OPTIONS.

5.1   Grant of Option.

Subject to the other terms of the Plan, the Committee (or, as expressly permitted by Section 3, the Chief Executive Officer) shall, in its discretion as reflected by the terms of the applicable Award Agreement: (i) determine and designate from time to time those Eligible Persons to whom Options are to be granted and the number of Shares to be optioned to each Eligible Person; (ii) determine whether to grant Incentive Stock Options or to grant Non-Qualified Stock Options, or both (to the extent that any Option does not qualify as an Incentive Stock Option, it shall constitute a separate Non-Qualified Stock

Option); provided that Incentive Stock Options may only be granted to employees; (iii) determine the time or times when and the manner and condition in which each Option shall be exercisable and the duration of the exercise period; (iv) designate each Option as one intended to be an Incentive Stock Option or as a Non-Qualified Stock Option; and (v) determine or impose other conditions to the grant or exercise of Options under the Plan as it may deem appropriate.

5.2 Option Price.

The Option Price shall be determined by the Committee on the date the Option is granted and reflected in the Award Agreement, as the same may be amended from time to time. The Option Price shall not be less than 100% of the Fair Market Value of a Share on the day the Option is granted. Any particular Award Agreement may provide for different exercise prices for specified amounts of Shares subject to the Option.

5.3 Period of Option and Vesting.

(a)   Unless earlier expired, forfeited or otherwise terminated, each Option shall expire in its entirety upon the 10th anniversary of the date of grant or shall have such other term (which may be shorter, but not longer) as is set forth in the applicable Award Agreement (except that, in the case of an individual described in Section 422(b)(6) of the Code (relating to certain 10% owners) who is granted an Incentive Stock Option, the term of such Option shall be no more than five years from the date of grant). The Option shall also expire, be forfeited and terminate at such times and in such circumstances as otherwise provided hereunder or under the Award Agreement.

(b)   Each Option, to the extent that the Optionee has not had a Termination of Service and the Option has not otherwise lapsed, expired, terminated or been forfeited, shall first become exercisable according to the terms and conditions set forth in the Award Agreement, as determined by the Committee at the time of grant. Unless otherwise provided in the Award Agreement, no Option (or portion thereof) shall ever be exercisable if the Optionee has a Termination of Service before the time at which such Option (or portion thereof) would otherwise have become exercisable, and any Option that would otherwise become exercisable after such Termination of Service shall not become exercisable and shall be forfeited upon such termination. Upon and after the death of an Optionee, such Optionee's Options, if and to the extent otherwise exercisable hereunder or under the applicable Award Agreement after the Optionee's death, may be exercised by the Successors of the Optionee.

5.4 Exercisability Upon and After Termination of Optionee.

(a)   Subject to provisions of the Award Agreement, in the event the Optionee has a Termination of Service other than by the Company or its Subsidiaries for Cause, or other than by reason of death or Disability, no exercise of an Option may occur after the expiration of the three-month period to follow the termination, or if earlier, the expiration of the term of the Option as provided under Section 5.3(a); provided that, if the Optionee should die after the Termination of Service, such termination being for a reason other than Cause or Disability, but while the Option is still in effect, the Option (if and to the extent otherwise exercisable by the Optionee at the time of death) may be exercised until the earlier of (i) one year from the date of the Termination of Service of the Optionee, or (ii) the date on which the term of the Option expires in accordance with Section 5.3(a).

(b)   Subject to provisions of the Award Agreement, in the event the Optionee has a Termination of Service on account of death or Disability, the Option (whether or not otherwise exercisable) may be exercised until the earlier of (i) one year from the date of the Termination of Service of the Optionee, or (ii) the date on which the term of the Option expires in accordance with Section 5.3.

(c)   Notwithstanding any other provision hereof, unless otherwise provided in the Award Agreement, if the Optionee has a Termination of Service by the Company for Cause, the Optionee's Options, to the extent then unexercised, shall thereupon cease to be exercisable and shall be forfeited forthwith.

5.5 Exercise of Options.

(a)   Subject to vesting, restrictions on exercisability and other restrictions provided for hereunder or otherwise imposed in accordance herewith, an Option may be exercised, and payment in full of the aggregate Option Price made, by an Optionee only by written notice (in the form prescribed by the Committee) to the Company specifying the number of Shares to be purchased.

(b)   Without limiting the scope of the Committee's discretion hereunder, the Committee may impose such other restrictions on the exercise of Incentive Stock Options (whether or not in the nature of the foregoing restrictions) as it may deem necessary or appropriate.

5.6   Payment.

(a)   The aggregate Option Price shall be paid in full upon the exercise of the Option. Payment must be made by one of the following methods:

(i)   a certified or bank cashier's check or wire transfer;

(ii)   subject to Section 13(e), the proceeds of a Company loan program or third-party sale program or a notice acceptable to the Committee given as consideration under such a program, in each case if permitted by the Committee in its discretion, if such a program has been established and the Optionee is eligible to participate therein;

(iii)   if approved by the Committee in its discretion, Shares of previously owned Common Stock, which have been previously owned for more than six months, having an aggregate Fair Market Value on the date of exercise equal to the aggregate Option Price; or

(iv)   by any combination of such methods of payment or any other method acceptable to the Committee in its discretion.

(b)   Except in the case of Options exercised by certified or bank cashier's check, the Committee may impose limitations and prohibitions on the exercise of Options as it deems appropriate, including, without limitation, any limitation or prohibition designed to avoid accounting consequences which may result from the use of Common Stock as payment upon exercise of an Option.

(c)   The Committee may provide that no Option may be exercised with respect to any fractional Share. Any fractional Shares resulting from an Optionee's exercise that is accepted by the Company shall in the discretion of the Committee be paid in cash.

5.7   Stock Appreciation Rights.

The Committee, in its discretion, may also permit (taking into account, without limitation, the application of Section 409A of the Code, as the Committee may deem appropriate) the Optionee to elect to exercise an Option by receiving a combination of Shares and cash, or, in the discretion of the Committee, either Shares or solely in cash, with an aggregate Fair Market Value (or, to the extent of payment in cash, in an amount) equal to the excess of the Fair Market Value of the Shares with respect to which the Option is being exercised over the aggregate Option Price, as determined as of the day the Option is exercised. Such tandem Stock Appreciation Right shall expire at the same time as the Option to which it pertains expires.

5.8   Exercise by Successors.

An Option may be exercised, and payment in full of the aggregate Option Price made, by the Successors of the Optionee only by written notice (in the form prescribed by the Committee) to the Company specifying the number of Shares to be purchased. Such notice shall state that the aggregate Option Price will be paid in full, or that the Option will be exercised as otherwise provided hereunder, in the discretion of the Company or the Committee, if and as applicable.

5.9   Nontransferability of Option.

Each Option granted under the Plan shall be nontransferable by the Optionee except by will or the laws of descent and distribution of the state wherein the Optionee is domiciled at the time of his death; provided, however, that the Committee may (but need not) permit other transfers, where the Committee concludes that such transferability (i) does not result in accelerated U.S. federal income taxation, (ii) does not cause any Option intended to be an Incentive Stock Option to fail to be described in Section 422(b) of the Code, and (iii) is otherwise appropriate and desirable; and provided, further, that in no event may an Option be transferred by the Optionee for consideration without shareholder approval.

5.10 Certain Incentive Stock Option Provisions.

(a)   The aggregate Fair Market Value, determined as of the date an Option is granted, of the Common Stock for which any Optionee may be awarded Incentive Stock Options which are first exercisable by the Optionee during any calendar year under the Plan (or any other stock option plan required to be taken into account under Section 422(d) of the Code) shall not exceed $100,000.

(b)   If Shares acquired upon exercise of an Incentive Stock Option are disposed of in a disqualifying disposition within the meaning of Section 422 of the Code by an Optionee prior to the expiration of either two years from the date of grant of such Option or one year from the transfer of Shares to the Optionee pursuant to the exercise of such Option, or in any other disqualifying disposition within the meaning of Section 422 of the Code, such Optionee shall notify the Company in writing as soon as practicable thereafter of the date and terms of such disposition and, if the Company (or any affiliate thereof) thereupon has a tax-withholding obligation, shall pay to the Company (or such affiliate) an amount equal to any withholding tax the Company (or affiliate) is required to pay as a result of the disqualifying disposition.

(c)   The Option Price with respect to each Incentive Stock Option shall not be less than 100%, or 110% in the case of an individual described in Section 422(b)(6) of the Code (relating to certain 10% owners), of the Fair Market Value of a Share on the day the Option is granted.

6. PROVISIONS APPLICABLE TO RESTRICTED STOCK.

6.1   Grant of Restricted Stock.

(a)   In connection with the grant of Restricted Stock, whether or not performance goals (as provided for under Section 11) apply thereto, the Committee shall establish one or more vesting periods with respect to the shares of Restricted Stock granted, the length of which shall be determined in the discretion of the Committee. Subject to the provisions of this Section 6, the applicable Award Agreement and the other provisions of the Plan, restrictions on Restricted Stock shall lapse if the Grantee satisfies all applicable employment or other service requirements through the end of the applicable vesting period. Nothing in this Section 6 shall limit the Committee's authority, and the Committee is expressly authorized, to grant Shares which are fully vested upon grant (and for which there is no period of forfeiture), and which are subject to the rules of this Section 6.

(b)   Subject to the other terms of the Plan, the Committee may, in its discretion as reflected by the terms of the applicable Award Agreement: (i) authorize the granting of Restricted Stock to Eligible Persons; (ii) provide a specified purchase price for the Restricted Stock (whether or not the payment of a purchase price is required by any state law applicable to the Company); (iii) determine the restrictions applicable to Restricted Stock and (iv) determine or impose other conditions, including any applicable performance goals, to the grant of Restricted Stock under the Plan as it may deem appropriate.

6.2   Certificates.

(a)   Unless otherwise provided by the Committee, each Grantee of Restricted Stock shall be issued a stock certificate in respect of Shares of Restricted Stock awarded under the Plan. Each such certificate shall be registered in the name of the Grantee. Without limiting the generality of Section 4(c), the certificates for Shares of Restricted Stock issued hereunder may include any legend which the Committee deems appropriate to reflect any restrictions on transfer hereunder or under the Award Agreement, or as the Committee may otherwise deem appropriate, and, without limiting the generality of the foregoing, shall bear a legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

> The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the SL Green Realty Corp. Fifth Amended and Restated 2005 Stock Option and Incentive Plan and an Award Agreement entered into between the registered owner and SL Green Realty Corp. Copies of such Plan and Award Agreement are on file in the offices of SL Green Realty Corp., at One Vanderbilt Avenue, New York, New York 10017.

(b)   The Committee may require that any stock certificates evidencing such Shares be held in custody by the Company until the restrictions hereunder shall have lapsed, and that, as a condition of any Award of Restricted Stock, the Grantee shall have delivered to the Company a stock power, endorsed in blank, relating to the stock covered by such Award. If and when such restrictions so lapse, the stock certificates shall be delivered by the Company to the Grantee or his or her designee as provided in Section 6.3 (and the stock power shall be so delivered or shall be discarded).

6.3   Restrictions and Conditions.

Unless otherwise provided by the Committee, the Shares of Restricted Stock awarded pursuant to the Plan shall be subject to the following restrictions and conditions:

(i)   Subject to the provisions of the Plan and the Award Agreements, during a period commencing with the date of such Award and ending on the date the period of forfeiture with respect to such Shares lapses, the Grantee shall not be permitted voluntarily or involuntarily to sell, transfer, pledge, anticipate, alienate, encumber or assign Shares of Restricted Stock awarded under the Plan (or have such Shares attached or garnished). Subject to the provisions of the Award Agreements and clause (iii) below, the period of forfeiture with respect to Shares granted hereunder shall lapse as provided in the applicable Award Agreement. Notwithstanding the foregoing, unless otherwise expressly provided by the Committee, the period of forfeiture with respect to such Shares shall only lapse as to whole Shares.

(ii)   Except as provided in the foregoing clause (i), below in this clause (ii), in Section 15, or as otherwise provided in the applicable Award Agreement, the Grantee shall have, in respect of the Shares of Restricted Stock, all of the rights of a shareholder of the Company, including the right to vote the Shares and the right to receive any cash dividends currently; provided, however that, if provided in an Award Agreement, cash dividends on such Shares shall (A) be held by the Company (unsegregated as a part of its general assets) until the period of forfeiture lapses (and forfeited if the underlying Shares are forfeited), and paid over to the Grantee (without interest) as soon as practicable after such period lapses (if not forfeited), or (B) treated as may otherwise be provided in an Award Agreement. Certificates for Shares (not subject to restrictions) shall be delivered to the Grantee or his or her designee, at the request thereof, promptly after, and only after, the period of forfeiture shall lapse without forfeiture in respect of such Shares of Restricted Stock.

(iii)   Except as otherwise provided in the applicable Award Agreement, if the Grantee has a Termination of Service by the Company and its Subsidiaries for Cause, or by the Grantee for any reason, during the applicable period of forfeiture, then (A) all Shares still subject to restriction shall thereupon, and with no further action, be forfeited by the Grantee, and (B) in the event the Grantee has paid a cash purchase price for the forfeited Shares, the Company shall pay to the Grantee as soon as practicable (and in no event more than 30 days) after such termination an amount equal to the lesser of (x) the amount paid by the Grantee (if any) for such forfeited Restricted Stock as contemplated by Section 6.1, and (y) the Fair Market Value on the date of termination of the forfeited Restricted Stock.

Notwithstanding the foregoing, cash dividends on Shares of Restricted Stock that remain subject to potential forfeiture due to failure to meet performance-based conditions (i.e., conditions other than the continued service or employment of the Grantee through a certain date) must be retained by, or repaid by the Grantee to, the Company; provided that, to the extent provided for in the applicable Award Agreement or by the Committee, an amount equal to such cash dividends retained or repaid by the Grantee may be paid to the Grantee upon the lapsing of such performance-based conditions with respect to such shares.

7.   PROVISIONS APPLICABLE TO PHANTOM SHARES.

7.1   Grant of Phantom Shares.

Subject to the other terms of the Plan, the Committee shall, in its discretion as reflected by the terms of the applicable Award Agreement: (i) authorize the granting of Phantom Shares to Eligible Persons and (ii) determine or impose other conditions to the grant of Phantom Shares under the Plan as it may deem appropriate.

7.2 Term.

The Committee may provide in an Award Agreement that any particular Phantom Share shall expire at the end of a specified term.

7.3 Vesting.

Phantom Shares shall vest as provided in the applicable Award Agreement.

7.4 Settlement of Phantom Shares.

(a)   Each vested and outstanding Phantom Share shall be settled by the transfer to the Grantee of one Share; provided that the Committee at the time of grant may provide that a Phantom Share may be settled (i) in cash at the applicable Phantom Share Value or (ii) in cash or by transfer of Shares as elected by the Grantee in accordance with procedures established by the Committee (taking into account, without limitation, Section 409A of the Code, as the Committee may deem appropriate).

(b)   Phantom Shares shall be settled with a single-sum payment by the Company; provided that, with respect to Phantom Shares of a Grantee which have a common Settlement Date, the Committee may permit the Grantee to elect in accordance with procedures established by the Committee (taking into account, without limitation, Section 409A of the Code, as the Committee may deem appropriate) to receive installment payments over a period not to exceed 10 years.

(c)   (i) Unless otherwise provided in the applicable Award Agreement, the "Settlement Date" with respect to a Phantom Share is as soon as practicable after (but not later than the first day of the month to follow) the date on which the Phantom Share vests; provided that a Grantee may elect, in accordance with procedures to be established by the Committee, that such Settlement Date will be deferred as elected by the Grantee to as soon as practicable after (but not later than the first day of the month to follow) the Grantee's Termination of Service, or such other time as may be permitted by the Committee. Unless otherwise determined by the Committee, elections under this Section 7.4(c)(i) must, except as may otherwise be permitted under the rules applicable under Section 409A of the Code, (A) be effective at least one year after they are made, or, in the case of payments to commence at a specific time, be made at least one year before the first scheduled payment and (B) defer the commencement of distributions for at least five years.

(ii) Notwithstanding Section 7.4(c)(i), the Committee may provide that distributions of Phantom Shares can be elected at any time in those cases in which the Phantom Share Value is determined by reference to Fair Market Value to the extent in excess of a base value, rather than by reference to unreduced Fair Market Value.

(iii) Notwithstanding the foregoing, the Settlement Date, if not earlier pursuant to this Section 7.4(c), is the date of the Grantee's death.

(d)   Notwithstanding the other provisions of this Section 7, in the event of a Change in Control, the Settlement Date shall be the date of such Change in Control and all amounts due with respect to Phantom Shares to a Grantee hereunder shall be paid as soon as practicable (but in no event more than 30 days) after such Change in Control, unless such Grantee elects otherwise in accordance with procedures established by the Committee.

(e)   Notwithstanding any other provision of the Plan, a Grantee may receive any amounts to be paid in installments as provided in Section 7.4(b) or deferred by the Grantee as provided in Section 7.4(c) in the event of an "Unforeseeable Emergency." For these purposes, an "Unforeseeable Emergency," as determined by the Committee in its sole discretion, is a severe financial hardship to the Grantee resulting from a sudden and unexpected illness or accident of the Grantee or "dependent," as defined in Section 152(a) of the Code, of the Grantee, loss of the Grantee's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Grantee. The circumstances that will constitute an Unforeseeable Emergency will depend upon the facts of each case, but, in any case, payment may not be made to the extent that such hardship is or may be relieved:

(i) through reimbursement or compensation by insurance or otherwise,

(ii) by liquidation of the Grantee's assets, to the extent the liquidation of such assets would not itself cause severe financial hardship, or

(iii) by future cessation of the making of additional deferrals under Section 7.4 (b) and (c).

Without limitation, the need to send a Grantee's child to college or the desire to purchase a home shall not constitute an Unforeseeable Emergency. Distributions of amounts because of an Unforeseeable Emergency shall be permitted to the extent reasonably needed to satisfy the emergency need.

7.5   Other Phantom Share Provisions.

(a)   Rights to payments with respect to Phantom Shares granted under the Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, garnishment, levy, execution, or other legal or equitable process, either voluntary or involuntary; and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, attach or garnish, or levy or execute on any right to payments or other benefits payable hereunder, shall be void.

(b)   A Grantee may designate in writing, on forms to be prescribed by the Committee, a beneficiary or beneficiaries to receive any payments payable after his or her death and may amend or revoke such designation at any time. If no beneficiary designation is in effect at the time of a Grantee's death, payments hereunder shall be made to the Grantee's estate. If a Grantee with a vested Phantom Share dies, such Phantom Share shall be settled and the Phantom Share Value in respect of such Phantom Shares paid, and any payments deferred pursuant to an election under Section 7.4(c) shall be accelerated and paid, as soon as practicable (but no later than 60 days) after the date of death to such Grantee's beneficiary or estate, as applicable.

(c)   The Committee may establish a program under which distributions with respect to Phantom Shares may be deferred for periods in addition to those otherwise contemplated by foregoing provisions of this Section 7. Such program may include, without limitation, provisions for the crediting of earnings and losses on unpaid amounts, and, if permitted by the Committee, provisions under which Participants may select from among hypothetical investment alternatives for such deferred amounts in accordance with procedures established by the Committee.

(d)   Notwithstanding any other provision of this Section 7, any fractional Phantom Share will be paid out in cash at the Phantom Share Value as of the Settlement Date.

(e)   No Phantom Share shall be construed to give any Grantee any rights with respect to Shares or any ownership interest in the Company. Except as may be provided in accordance with Section 8, no provision of the Plan shall be interpreted to confer upon any Grantee any voting, dividend or derivative or other similar rights with respect to any Phantom Share.

7.6   Claims Procedures.

(a)   To the extent that the Plan is determined by the Committee to be subject to the Employee Retirement Income Security Act of 1974, as amended, the Grantee, or his beneficiary hereunder or authorized representative, may file a claim for payments with respect to Phantom Shares under the Plan by written communication to the Committee or its designee. A claim is not considered filed until such communication is actually received. Within 90 days (or, if special circumstances require an extension of time for processing, 180 days, in which case notice of such special circumstances should be provided within the initial 90-day period) after the filing of the claim, the Committee will either:

(i) approve the claim and take appropriate steps for satisfaction of the claim; or

(ii) if the claim is wholly or partially denied, advise the claimant of such denial by furnishing to him a written notice of such denial setting forth (A) the specific reason or reasons for the denial; (B) specific reference to pertinent provisions of the Plan on which the denial is based and, if the denial is based in whole or in part on any rule of construction or interpretation adopted by the Committee, a reference to such rule, a copy of which shall be provided to the claimant; (C) a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of the reasons why such material or information is necessary; and (D) a reference to this Section 7.6 as the provision setting forth the claims procedure under the Plan.

(b)   The claimant may request a review of any denial of his claim by written application to the Committee within 60 days after receipt of the notice of denial of such claim. Within 60 days (or, if special circumstances require an extension of time for processing, 120 days, in which case notice of such special circumstances should be provided within the initial

60-day period) after receipt of written application for review, the Committee will provide the claimant with its decision in writing, including, if the claimant's claim is not approved, specific reasons for the decision and specific references to the Plan provisions on which the decision is based.

8. PROVISIONS APPLICABLE TO DIVIDEND EQUIVALENT RIGHTS.

8.1 Grant of Dividend Equivalent Rights.

Subject to the other terms of the Plan, the Committee shall, in its discretion as reflected by the terms of the Award Agreements, authorize the granting of Dividend Equivalent Rights to Eligible Persons based on the regular cash dividends declared on Common Stock, to be credited as of the dividend payment dates, during the period between the date an Award is granted, and the date such Award is exercised, vests or expires, as determined by the Committee; provided, however, that in no event may a Dividend Equivalent Right be granted in connection with an Option or a Stock Appreciation Right. Such Dividend Equivalent Rights shall be converted to cash or additional Shares by such formula and at such time and subject to such limitation as may be determined by the Committee. If a Dividend Equivalent Right is granted in respect of an Award hereunder (other than an Option or Stock Appreciation Right), then, unless otherwise stated in the Award Agreement, in no event shall the Dividend Equivalent Right be in effect for a period beyond the time during which the applicable portion of the underlying Award is in effect.

8.2 Certain Terms.

(a) The term of a Dividend Equivalent Right shall be set by the Committee in its discretion.

(b) Unless otherwise determined by the Committee, except as contemplated by Section 8.4, a Dividend Equivalent Right is exercisable or payable only while the Participant is an Eligible Person.

(c) Payment of the amount determined in accordance with Section 8.1 shall be in cash, in Common Stock or a combination of the both, as determined by the Committee.

(d) The Committee may impose such employment-related conditions on the grant of a Dividend Equivalent Right as it deems appropriate in its discretion.

(e) A Dividend Equivalent Right granted with respect to an Award subject to performance-based vesting, or forfeiture based on the failure to meet performance-based conditions (i.e., conditions other than the continued service or employment of the Grantee through a certain date), may not be exercisable or payable unless and until the performance-based conditions have been met.

8.3 Other Types of Dividend Equivalent Rights.

The Committee may establish a program under which Dividend Equivalent Rights of a type whether or not described in the foregoing provisions of this Section 8 may be granted to Participants. For example, and without limitation, the Committee may grant a dividend equivalent right with respect to a Phantom Share, which right would consist of the right (subject to Section 8.4) to receive a cash payment in an amount equal to the dividend distributions paid on a Share from time to time.

8.4 Deferral.

The Committee may establish a program (taking into account, without limitation, the possible application of Section 409A of the Code, as the Committee may deem appropriate) under which Participants (i) will have Phantom Shares credited, subject to the terms of Sections 7.4 and 7.5 as though directly applicable with respect thereto, upon the granting of Dividend Equivalent Rights, or (ii) will have payments with respect to Dividend Equivalent Rights deferred. In the case of the foregoing clause (ii), such program may include, without limitation, provisions for the crediting of earnings and losses on unpaid amounts, and, if permitted by the Committee, provisions under which Participants may select from among hypothetical investment alternatives for such deferred amounts in accordance with procedures established by the Committee.

9. OTHER EQUITY-BASED AWARDS

The Committee shall have the right (i) to grant other Awards based upon the Common Stock having such terms and conditions as the Committee may determine, including, without limitation, the grant of shares based upon certain conditions, the grant of convertible preferred shares, convertible debentures and other exchangeable or redeemable securities or equity interests, and the grant of stock appreciation rights, (ii) to grant limited-partnership or any other membership or ownership interests (which may be expressed as units or otherwise) in a Subsidiary or operating or other partnership (or other affiliate of the Company), with any Shares being issued in connection with the conversion of (or other distribution on account of) an interest granted under the authority of this clause (ii) to be subject, for the avoidance of doubt, to Section 4 and the other provisions of the Plan, and (iii) to grant Awards valued by reference to book value, fair value or performance parameters relative to the Company or any Subsidiary or group of Subsidiaries. Notwithstanding the foregoing, any cash dividends or distributions otherwise payable pursuant to an Award granted pursuant to this Section 9 that remains subject to performance-based vesting, or forfeiture based on the failure to meet performance-based conditions (i.e., conditions other than the continued service or employment of the Grantee through a certain date), must be retained by, or repaid by the Grantee to, the Company or the applicable entity granting the Award; provided that, to the extent provided for in the applicable Award Agreement or by the Committee, an amount equal to such cash dividends or distributions retained or repaid by the Grantee may be paid to the Grantee upon the satisfaction or lapsing of such performance-based conditions with respect to such Award.

10. CASH-BASED AWARDS.

Grant of Cash-Based Awards. The Committee shall have the right to grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the Grantee to a payment in cash. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Committee. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and shall be made in cash.

11. PERFORMANCE GOALS.

The Committee, in its discretion, (i) may establish one or more performance goals as a precondition to the issuance or vesting of Awards, and (ii) may provide, in connection with the establishment of the performance goals, for predetermined Awards to those Participants (who continue to meet all applicable eligibility requirements) with respect to whom the applicable performance goals are satisfied. In the case of any grant intended to qualify as performance based compensation under Section 162(m) of the Code (including, for these purposes, grants constituting performance based compensation, as determined without regard to certain shareholder approval and disclosure requirements by virtue of an applicable transition rule), the Committee (i) may use one or a combination of the performance goals set forth in this Section 11; and (ii) may establish other goals (with shareholder approval of other types of goals) intended to be performance goals as contemplated by Section 162(m) of the Code and the regulations thereunder. Performance-Based Awards intended to qualify as "performance based" compensation under Section 162(m) of the Code, may be payable upon the attainment of objective performance goals that are established by the Committee and relate to one or more Performance Criteria, in each case on specified date or over any period, up to 10 years, as determined by the Committee. Performance Criteria may (but need not) be based on the achievement of the specified levels of performance under one or more of the measures set out below relative to the performance of one or more other corporations or indices. Performance goals may be absolute amounts or percentages of amounts or may be relative to the performance of other companies or of indexes. Except as otherwise expressly provided, all financial terms are used as defined under Generally Accepted Accounting Principles ("GAAP") and all determinations shall be made in accordance with GAAP, as applied by the Company in the preparation of its periodic reports to shareholders. To the extent permitted by Section 162(m) of the Code, unless the Committee provides otherwise at the time of establishing the performance goals, for each fiscal year of the Company, the Committee may provide for objectively determinable adjustments, as determined in accordance with GAAP, to any of the Performance Criteria described above for one or more of the items of gain, loss, profit or expense: (A) determined to be extraordinary or unusual in nature or infrequent in occurrence, (B) related to the disposal of a segment of a business, (C) related to a change in accounting principle under GAAP, (D) related to discontinued operations that do not qualify as a segment of a business under GAAP, and (E) attributable to the business operations of any entity acquired by the Company during the fiscal year.

12. TAX WITHHOLDING.

12.1 In General.

The Company shall be entitled to withhold from any payments or deemed payments any amount of tax withholding determined by the Committee to be required by law. Without limiting the generality of the foregoing, the Committee may, in its discretion, require the Participant to pay to the Company at such time as the Committee determines the amount that the Committee deems necessary to satisfy the Company's obligation to withhold federal, state or local income or other taxes incurred by reason of (i) the exercise of any Option, (ii) the lapsing of any restrictions applicable to any Restricted Stock, (iii) the receipt of a distribution in respect of Phantom Shares or Dividend Equivalent Rights or receipt of cash or (iv) any other applicable income-recognition event (for example, an election under Section 83(b) of the Code).

12.2 Share Withholding.

(a) Upon exercise of an Option, the Optionee may, if approved by the Committee in its discretion, make a written election to have Shares then issued withheld by the Company from the Shares otherwise to be received, or to deliver previously owned Shares, in order to satisfy the liability for the minimum withholding taxes due. Alternatively, if so provided in an Award Agreement, the Committee may require the Optionee to satisfy such liability by having Shares then issued withheld by the Company from the Shares otherwise to be received, or require the Optionee to do so, subject to the Optionee's ability to elect to satisfy such liability in cash. In the event that the Optionee is to satisfy such liability in Shares, the number of Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of exercise sufficient to satisfy the applicable minimum withholding taxes. Where the exercise of an Option does not give rise to an obligation by the Company to withhold federal, state or local income or other taxes on the date of exercise, but may give rise to such an obligation in the future, the Committee may, in its discretion, make such arrangements and impose such requirements as it deems necessary or appropriate.

(b) Upon lapsing of restrictions on Restricted Stock (or other income-recognition event), the Grantee may, if approved by the Committee in its discretion, make a written election to have Shares withheld by the Company from the Shares otherwise to be released from restriction, or to deliver previously owned Shares (not subject to restrictions hereunder), in order to satisfy the liability for the minimum withholding taxes due. Alternatively, if so provided in an Award Agreement, the Committee may require the Grantee to satisfy such liability by having Shares withheld by the Company from the Shares otherwise to be released from restriction, or require the Grantee to do so, subject to the Grantee's ability to elect to satisfy such liability in cash. In the event that the Grantee is to satisfy such liability in Shares, the number of Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of the lapsing of restrictions (or other income-recognition event) sufficient to satisfy the applicable minimum withholding taxes.

(c) Upon the making of a distribution in respect of Phantom Shares or Dividend Equivalent Rights, the Grantee may, if approved by the Committee in its discretion, make a written election to have amounts (which may include Shares) withheld by the Company from the distribution otherwise to be made, or to deliver previously owned Shares (not subject to restrictions hereunder), in order to satisfy the liability for the minimum withholding taxes due. Alternatively, if so provided in an Award Agreement, the Committee may require the Grantee to satisfy such liability by having Shares withheld by the Company from the distribution otherwise to be made, or require the Grantee to do so, subject to the Grantee's ability to elect to satisfy such liability in cash. In the event that the Grantee is to satisfy such liability in Shares, any Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of distribution sufficient to satisfy the applicable minimum withholding taxes.

(d) Upon the occurrence of any other income-recognition event with respect to an Award granted under the Plan that occurs upon or concurrently with the issuance or vesting of, or lapsing of restrictions on, Common Stock, the Grantee may, if approved by the Committee in its discretion, make a written election to have Shares withheld by the Company from the Shares otherwise to be issued, vested or released from restriction, or to deliver previously owned Shares (not subject to restrictions hereunder), in order to satisfy the liability for the minimum withholding taxes due. Alternatively, if so provided in an Award Agreement, the Committee may require the Grantee to satisfy such liability by having Shares withheld by the Company from the Shares otherwise to be issued, vested or released from restriction, or require the Grantee to do so, subject to the Grantee's ability to elect to satisfy such liability in cash. In the event that the Grantee is to satisfy such liability in Shares, the number of Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of such income-recognition event sufficient to satisfy the applicable minimum withholding taxes.

(e)   For purposes of determining the number of Shares to be withheld or delivered to satisfy the applicable minimum withholding taxes pursuant to Section 12.2 of the Plan, the Fair Market Value of the Shares shall be calculated in the same manner as the Shares are valued for purposes of determining the amount of withholding taxes due.

(f)   Notwithstanding anything to the contrary in the foregoing, the Company may withhold shares in excess of the applicable minimum withholding taxes if doing so would not cause the Plan to be subject to liability accounting under FASB ASC 718 (or any successor rule).

12.3 Withholding Required.

Notwithstanding anything contained in the Plan or the Award Agreement to the contrary, the Participant's satisfaction of any tax-withholding requirements imposed by the Committee shall be a condition precedent to the Company's obligation as may otherwise be provided hereunder to provide Shares to the Participant and to the release of any restrictions as may otherwise be provided hereunder, as applicable; and the applicable Option, Restricted Stock, Phantom Shares, Dividend Equivalent Rights or other Award shall be forfeited upon the failure of the Participant to satisfy such requirements with respect to, as applicable, (i) the exercise of the Option, (ii) the lapsing of restrictions on the Restricted Stock (or other income-recognition event), (iii) distributions in respect of any Phantom Share or Dividend Equivalent Right or receipt of cash or (iv) any other income-recognition event with respect an Award granted under the Plan.

13. REGULATIONS AND APPROVALS.

(a)   The obligation of the Company to sell Shares with respect to an Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

(b)   The Committee may make such changes to the Plan as may be necessary or appropriate to comply with the rules and regulations of any government authority or to obtain tax benefits applicable to an Award.

(c)   Each grant of Options, Restricted Stock, Phantom Shares (or issuance of Shares in respect thereof) or Dividend Equivalent Rights (or issuance of Shares in respect thereof), or other Award under Section 9 (or issuance of Shares in respect thereof), is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance of Options, Shares of Restricted Stock, Phantom Shares, Dividend Equivalent Rights, other Awards or other Shares, no payment shall be made, or Phantom Shares or Shares issued or grant of Restricted Stock or other Award made, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions in a manner acceptable to the Committee.

(d)   In the event that the disposition of stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act, and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required under the Securities Act, and the Committee may require any individual receiving Shares pursuant to the Plan, as a condition precedent to receipt of such Shares, to represent to the Company in writing that such Shares are acquired for investment only and not with a view to distribution and that such Shares will be disposed of only if registered for sale under the Securities Act or if there is an available exemption for such disposition.

(e)   Notwithstanding any other provision of the Plan, the Company shall not be required to take or permit any action under the Plan or any Award Agreement which, in the good-faith determination of the Company, would result in a material risk of a violation by the Company of Section 13(k) of the Exchange Act.

14. INTERPRETATION AND AMENDMENTS; OTHER RULES.

The Committee may make such rules and regulations and establish such procedures for the administration of the Plan as it deems appropriate. Without limiting the generality of the foregoing, the Committee may (i) determine the extent, if any, to which Options, Phantom Shares or Shares (whether or not Shares of Restricted Stock) or Dividend Equivalent Rights shall be forfeited (whether or not such forfeiture is expressly contemplated hereunder); (ii) interpret the Plan and the Award Agreements hereunder, with such interpretations to be conclusive and binding on all persons and otherwise accorded the maximum deference permitted by law, provided that the Committee's interpretation shall not be entitled to deference on and after a Change in Control except to the extent that such interpretations are made exclusively by members of the Committee who are individuals who served as Committee members before the Change in Control; and (iii) take any other actions and make any other determinations or decisions that it deems necessary or appropriate in connection with the Plan or the administration or interpretation thereof. In the event of any dispute or disagreement as to the interpretation of the Plan or of any rule, regulation or procedure, or as to any question, right or obligation arising from or related to the Plan, the decision of the Committee, except as provided in clause (ii) of the foregoing sentence, shall be final and binding upon all persons. The Committee may, in its discretion, delegate the authority and responsibility to act pursuant to the Plan with respect to ministerial administrative matters, which actions shall at all times be subject to the supervision of the Committee, and the actions of such a delegee in accordance with the foregoing shall be considered the actions of the Committee hereunder. Unless otherwise expressly provided hereunder, the Committee, with respect to any grant, may exercise its discretion hereunder at the time of the Award or thereafter. The Board may amend the Plan as it shall deem advisable, except that no amendment may adversely affect a Participant with respect to an Award previously granted unless such amendments are required in order to comply with applicable laws. The Board, in its discretion, may determine to make any Plan amendments subject to approval by the Company's stockholders for purposes of complying with applicable stock exchange requirements, ensuring that compensation earned under Awards qualifies as performance-based compensation under Section 162(m) of the Code or ensuring that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code. Except as provided in Section 15(a) or (f), without prior stockholder approval, in no event may the Board exercise its discretion to reduce the Option Price of outstanding Options or Stock Appreciation Rights or cancel, exchange, substitute, buyout or surrender outstanding Options or Stock Appreciation Rights in exchange for cash, other awards or Options or Stock Appreciation Rights with an Option Price that is less than the Option Price of the original Options or Stock Appreciation Rights.

15. CHANGES IN CAPITAL STRUCTURE.

(a)   If (i) the Company or its Subsidiaries shall at any time be involved in a merger, consolidation, dissolution, liquidation, reorganization, exchange of shares, sale of all or substantially all of the assets or stock of the Company or its Subsidiaries or a transaction similar thereto, (ii) any stock dividend, stock split, reverse stock split, stock combination, reclassification, recapitalization or other similar change in the capital structure of the Company or its Subsidiaries, or any distribution to holders of Common Stock other than cash dividends, shall occur or (iii) any other event shall occur which in the judgment of the Committee necessitates action by way of adjusting the terms of the outstanding Awards, then:

(x)   the maximum aggregate number of Shares which may be made subject to Options and Dividend Equivalent Rights under the Plan, the maximum aggregate number and kind of Shares of Restricted Stock that may be granted under the Plan, the maximum aggregate number of Phantom Shares and other Awards which may be granted under the Plan, shall be appropriately adjusted by the Committee; and

(y)   with respect to Awards issued under the Plan, the Committee shall take any such action as shall be necessary to maintain each Participants' rights hereunder (including under their Award Agreements) with respect to Options, Phantom Shares and Dividend Equivalent Rights (and, as appropriate, other Awards under Section 9), so that they are substantially proportionate to the rights existing in such Options, Phantom Shares and Dividend Equivalent Rights (and other Awards under Section 9) prior to such event, including, without limitation, adjustments in (A) the number of Options, Phantom Shares and Dividend Equivalent Rights (and other Awards under Section 9) granted, (B) the number and kind of shares or other property to be distributed in respect of Options, Phantom Shares and Dividend Equivalent Rights (and other Awards under Section 9 as applicable), (C) the Option Price and Phantom Share Value, and (D) performance-based criteria established in connection with Awards; provided that, the foregoing clause (D) shall also be applied in the case of any event relating to a Subsidiary if the event would have been covered under this Section 15(a) had the event related to the Company. For purposes of clause (x) and this clause (y), the manner in which any of the above described adjustments are made shall in all events be subject to approval of the Committee.

To the extent that such action shall include an increase or decrease in the number of Shares (or units of other property then available) subject to all outstanding Awards, the number of Shares (or units) available under Section 4 shall be increased or decreased, as the case may be, proportionately, as may be determined by the Committee.

(b)   Any Shares or other securities distributed to a Grantee with respect to Restricted Stock or otherwise issued in substitution of Restricted Stock shall be subject to the restrictions and requirements imposed by Section 6, including depositing the certificates therefor with the Company together with a stock power and bearing a legend as provided in Section 6.2(a).

(c)   If the Company shall be consolidated or merged with another corporation or other entity, each Grantee who has received Restricted Stock that is then subject to restrictions imposed by Section 6.3(a) may be required to deposit with the successor corporation the certificates, if any, for the stock or securities or the other property that the Grantee is entitled to receive by reason of ownership of Restricted Stock in a manner consistent with Section 6.2(b), and such stock, securities or other property shall become subject to the restrictions and requirements imposed by Section 6.3(a), and the certificates therefor or other evidence thereof shall bear a legend similar in form and substance to the legend set forth in Section 6.2(a).

(d)   If a Change in Control shall occur, then the Committee, as constituted immediately before the Change in Control, may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the Change in Control, provided that the Committee determines that such adjustments do not have an adverse economic impact on the Participant as determined at the time of the adjustments.

(e)   The judgment of the Committee with respect to any matter referred to in this Section 15 shall be conclusive and binding upon each Participant without the need for any amendment to the Plan.

(f)   Upon the effective time of a Sale Event, with respect to Awards granted on or after December 9, 2009, at the election of the Committee, either (i) (A) such Options and Stock Appreciation Rights that are not exercisable immediately prior to the effective time of the Sale Event shall become fully exercisable as of the effective time of the Sale Event, (B) all such other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event, (C) all such Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Sale Event in the Committee's discretion (to the extent not provided for in the Award) and (D) all such outstanding Awards shall terminate or (ii) such Awards shall be assumed by the successor entity and continue with appropriate adjustment pursuant to Section 15(a) above. In the event of the termination of Awards pursuant to clause (i) of the prior sentence, (i) the Company shall have the option (in its sole discretion) to make or provide for a cash payment to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Common Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable (after taking into account any acceleration hereunder) at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights; or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Committee, to exercise all outstanding Options and Stock Appreciation Rights held by such grantee effective as of the effective time of such Sale Event. For purposes of the Plan, (i) "Sale Event" shall mean (A) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (B) a merger, reorganization or consolidation in which the outstanding shares of Common Stock are converted into or exchanged for securities of the successor entity and the voting securities of the Company outstanding immediately prior to such merger, reorganization or consolidation would represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than 50% of the total voting power of the voting securities of the surviving entity outstanding immediately after such merger, reorganization or consolidation or cease to have the power to elect at least a majority of the board of directors or other governing body of such surviving entity, or (C) the sale of all of the Common Stock of the Company to an unrelated person or entity and (ii) "Sale Price" shall mean the value as determined by the Committee of the consideration payable, or otherwise to be received by stockholders, per share of Common Stock pursuant to a Sale Event.

16. MISCELLANEOUS.

16.1 No Rights to Employment or Other Service.

Nothing in the Plan or in any grant made pursuant to the Plan shall confer on any individual any right to continue in the employ or other service of the Company or its Subsidiaries or interfere in any way with the right of the Company or its Subsidiaries and its shareholders to terminate the individual's employment or other service at any time.

16.2 Right of First Refusal; Right of Repurchase.

At the time of grant, the Committee may provide in connection with any grant made under the Plan that Shares received hereunder shall be subject to a right of first refusal pursuant to which the Company shall be entitled to purchase such Shares in the event of a prospective sale of the Shares, subject to such terms and conditions as the Committee may specify at the time of grant or (if permitted by the Award Agreement) thereafter, and to a right of repurchase, pursuant to which the Company shall be entitled to purchase such Shares at a price determined by, or under a formula set by, the Committee at the time of grant or (if permitted by the Award Agreement) thereafter.

16.3 No Fiduciary Relationship.

Nothing contained in the Plan (including without limitation Sections 7.5(c) and 8.4), and no action taken pursuant to the provisions of the Plan, shall create or shall be construed to create a trust of any kind, or a fiduciary relationship between the Company or its Subsidiaries, or their officers or the Committee, on the one hand, and the Participant, the Company, its Subsidiaries or any other person or entity, on the other.

16.4 No Fund Created.

Any and all payments hereunder to any Participant under the Plan shall be made from the general funds of the Company (or, if applicable, a Participating Company), no special or separate fund shall be established or other segregation of assets made to assure such payments, and the Phantom Shares (including for purposes of this Section 16.4 any accounts established to facilitate the implementation of Section 7.4(c)) and any other similar devices issued hereunder to account for Plan obligations do not constitute Common Stock and shall not be treated as (or as giving rise to) property or as a trust fund of any kind; provided, however, that the Company may establish a mere bookkeeping reserve to meet its obligations hereunder or a trust or other funding vehicle that would not cause the Plan to be deemed to be funded for tax purposes or for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended. The obligations of the Company under the Plan are unsecured and constitute a mere promise by the Company to make benefit payments in the future and, to the extent that any person acquires a right to receive payments under the Plan from the Company, such right shall be no greater than the right of a general unsecured creditor of the Company. (If any affiliate of the Company is or is made responsible with respect to any Awards, the foregoing sentence shall apply with respect to such affiliate.) Without limiting the foregoing, Phantom Shares and any other similar devices issued hereunder to account for Plan obligations are solely a device for the measurement and determination of the amounts to be paid to a Grantee under the Plan, and each Grantee's right in the Phantom Shares and any such other devices is limited to the right to receive payment, if any, as may herein be provided.

16.5 Notices.

All notices under the Plan shall be in writing, and if to the Company, shall be delivered to the Board or mailed to its principal office, addressed to the attention of the Board; and if to the Participant, shall be delivered personally, sent by facsimile transmission or mailed to the Participant at the address appearing in the records of the Company. Such addresses may be changed at any time by written notice to the other party given in accordance with this Section 16.5.

16.6 Exculpation and Indemnification.

The Company shall indemnify and hold harmless the members of the Board and the members of the Committee from and against any and all liabilities, costs and expenses incurred by such persons as a result of any act or omission to act in connection with the performance of such person's duties, responsibilities and obligations under the Plan, to the maximum extent permitted by law.

16.7 Captions.

The use of captions in this Plan is for convenience. The captions are not intended to provide substantive rights.

16.8 Governing Law.

THE PLAN SHALL BE GOVERNED BY THE LAWS OF MARYLAND WITHOUT REFERENCE TO PRINCIPLES OF CONFLICT OF LAWS.

16.9 Clawback Policy.

Awards under this Plan shall be subject to the Company's clawback policy, as in effect from time to time.

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APPENDIX B:

INFORMATION REGARDING CERTAIN FINANCIAL MEASURES

Below are reconciliations of net income attributable to our stockholders to Funds from Operations, or FFO, per share and Funds Available for Distribution for the twelve months ended December 31, 2021 (amounts in thousands, except per share data).

	Twelve months ended December 31, 2021
FFO / Funds Available for Distribution Reconciliation:	
Net income attributable to SL Green common stockholders	$ 434,804
Add:	
Depreciation and amortization	216,869
Joint venture depreciation and noncontrolling interest adjustments	249,087
Net income attributable to noncontrolling interests	23,573
Less:	
Gain on sale of real estate and discontinued operations, net	287,417
Equity in net gain on sale of interest in unconsolidated joint venture/real estate	(32,757)
Purchase price and other fair value adjustments	209,443
Depreciable real estate reserves and impairment	(23,794)
Depreciation on non-rental real estate assets	2,790⁾
Funds From Operations attributable to SL Green common stockholders and noncontrolling interests	**$ 481,234**
Add:	
Non real estate depreciation and amortization	2,790
Amortization of deferred financing costs	11,424
Non-cash deferred compensation	54,175
FAD adjustment for Joint Ventures	(94,506)
Straight-line rental income and other non cash adjustments	(12,159)
Second cycle tenant improvements	(28,350)
Second cycle leasing commissions	(7,872)
Revenue enhancing recurring CAPEX	(2,503)
Non-revenue enhancing recurring CAPEX	(23,523)
Funds Available for Distribution	**$ 380,710**
Basic ownership interest:	
Weighted average REIT common share and common share equivalents (1)	65,740
Weighted average partnership units held by noncontrolling interests	3,987
Basic weighted average shares and units outstanding (1)	**69,727**

Diluted ownership interest:	
Weighted average REIT common share and common share equivalents[1]	66,782
Weighted average partnership units held by noncontrolling interests	3,987
Diluted weighted average shares and units outstanding[1]	**70,769**
Pro forma adjustment[2]	1,794
Pro forma diluted weighted average shares and units outstanding[2]	**72,563**

FFO per share:		
Basic[1]	$	6.88
Diluted[1]		6.80
Pro forma[2]		6.63

(1) During the first quarter of 2022, the Company completed a reverse stock split to mitigate the dilutive impact of stock issued for a special dividend paid primarily in stock. This share-related data has been retroactively adjusted to reflect the reverse stock split.

(2) During the first quarter of 2022, the Company completed a reverse stock split and a special dividend paid primarily in stock. GAAP requires the weighted average common shares outstanding to be retroactively adjusted for all periods presented to reflect the reverse stock split. However, GAAP requires shares issued pursuant to the special dividend be included in diluted weighted average common shares outstanding only from the date on which the special dividend was declared. To facilitate comparison between the periods presented, the Company calculated Pro forma diluted weighted average shares and units outstanding, which includes the shares issued pursuant to the special dividend from the beginning of the 2021 reporting periods.

Below are reconciliations of net income to operating income, same-store cash net operating income and same-store cash net operating income excluding lease termination income for the twelve months ended December 31, 2021 and 2020 (amounts in thousands).

		Year Ended December 31,	
		2021	2020
Operating Income and Same-store NOI Reconciliation			
Net income	$	**480,632**	**414,758**
Equity in net loss (gain) on sale of interest in unconsolidated joint venture/real estate		32,757	(2,961)
Purchase price and other fair value adjustments		(210,070)	(187,522)
Gain on sale of real estate, net		(287,417)	(215,506)
Depreciable real estate reserves and impairment		23,794	60,454
Depreciation and amortization		216,869	313,668
Interest expense, net of interest income		70,891	116,679
Amortization of deferred financing costs		11,424	11,794
Operating income	$	**338,880**	511,364
Equity in net loss (income) from unconsolidated joint ventures		(55,402)	(25,195)
Marketing, general and administrative expense		94,912	91,826
Transaction related costs, net		3,773	503
Investment income		(80,340)	(120,163)
Loan loss and other investment reserves, net of recoveries		2,931	35,298
Non-building revenue		(46,110)	(53,067)
Net operating income (NOI)	$	**370,999**	490,956
Equity in net income (loss) from unconsolidated joint ventures		(55,402)	(25,195)
SLG share of unconsolidated JV depreciation and amortization		243,791	194,393
SLG share of unconsolidated JV interest expense, net of interest income		154,026	137,032
SLG share of unconsolidated JV amortization of deferred financing costs		14,297	7,737

SLG share of unconsolidated JV loss on early extinguishment of debt	1,372	97
SLG share of unconsolidated JV investment income	(1,229)	(1,146)
SLG share of unconsolidated JV non-building revenue	(4,204)	(9,543)
NOI including SLG share of unconsolidated JVs	**$ 723,650**	794,331
NOI from other properties/affiliates	(135,071)	(197,887)
Same-Store NOI	**$ 588,579**	596,444
Ground lease straight-line adjustment	978	1,022
SLG share of unconsolidated JV ground lease straight-line adjustment	916	1,058
Straight-line and free rent	(7,087)	(7,076)
Amortization of acquired above and below-market leases, net	(395)	(3,611)
SLG share of unconsolidated JV straight-line and free rent	(12,422)	(20,190)
SLG share of unconsolidated JV amortization of acquired above and below-market leases, net	(18,772)	(15,500)
Same-store cash NOI	**$ 551,797**	552,147
Lease termination income	(3,592)	(10,783)
SLG share of unconsolidated JV lease termination income	(3,680)	(590)
Same-store cash NOI excluding lease termination income	**$ 544,525**	540,774

Notes:

Funds from Operations

Funds from Operations, or FFO, is a widely recognized non-GAAP financial measure of REIT performance. We compute FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do. The revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002, and subsequently amended, defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of properties, and real estate related impairment charges, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, particularly those that own and operate commercial office properties. We also use FFO as one of several criteria to determine performance-based compensation for members of our senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions, and real estate related impairment charges, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, and interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

Funds Available for Distribution

Funds Available for Distribution, or FAD, is a non-GAAP financial measure that is calculated as FFO plus non-real estate depreciation, allowance for straight line credit loss, adjustment for straight line operating lease rent, non-cash deferred compensation, and pro-rata adjustments from the Company's unconsolidated JVs, less straight line rental income, free rent net of amortization, second cycle tenant improvement and leasing costs, and recurring capital expenditures.

FAD is not intended to represent cash flow for the period and is not indicative of cash flow provided by operating activities as determined in accordance with GAAP. FAD is presented solely as a supplemental disclosure with respect to liquidity because the Company believes it provides useful information regarding the Company's ability to fund its dividends. Because all companies do not calculate FAD the same way, the presentation of FAD may not be comparable to similarly titled measures of other companies. FAD does not represent cash flow from operating, investing and finance activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of the Company's financial performance, as an alternative to net cash flows from operating activities (determined in accordance with GAAP), or as a measure of the Company's liquidity.

Same-Store Cash Net Operating Income

Net Operating Income, or NOI, is a non-GAAP financial measure that is calculated as operating income before transaction related costs, gains/losses on early extinguishment of debt, marketing general and administrative expenses and non-real estate revenue. Cash NOI is also a non-GAAP financial measure that is calculated by subtracting free rent (net of amortization), straight-line rent, and the amortization of acquired above and below-market leases from NOI, while adding operating lease straight-line adjustment and the allowance for straight-line tenant credit loss.

We present NOI and Cash NOI because we believe that these measures, when taken together with the corresponding GAAP financial measures and our reconciliations, provide investors with meaningful information regarding the operating performance of our properties. When operating performance is compared across multiple periods, the investor is provided with information not immediately apparent from net income that is determined in accordance with GAAP. NOI and Cash NOI provide information on trends in the revenue generated and expenses incurred in operating our properties, unaffected by the cost of leverage, straight-line adjustments, depreciation, amortization, and other net income components. We use these metrics internally as performance measures. None of these measures is an alternative to net income (determined in accordance with GAAP) and same-store performance should not be considered an alternative to GAAP net income performance.

Same-Store refers to properties owned in the same manner during both the current and prior year, excluding development and redevelopment properties that are not stabilized for both the current and prior year.

SLG Share of Unconsolidated JV is computed by multiplying the referenced line item by the Company's percentage ownership or economic interest in the respective joint ventures and may not accurately depict the legal and economic implications of holding a non-controlling interest in the respective joint ventures.

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SL Green Realty Corp.
One Vanderbilt Avenue,
New York, NY 10017
212 594 2700 | slgreen.com